2013 INFORMATION CIRCULAR

Who we are

TELUS is a leading national telecommunications company in Canada, with $10.9 billion of annual revenue and 13.1 million customer connections including 7.7 million wireless subscribers, 3.4 million wireline network access lines, 1.4 million Internet subscribers and 678,000 TELUS TV® customers. TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video. In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $300 million to charitable and not-for-profit organizations and volunteered 4.8 million hours to local communities since 2000.

Our values

■  We embrace change and initiate opportunity

■  We have a passion for growth

■  We believe in spirited teamwork

■  We have the courage to innovate

What’s inside

All financial information is reported in Canadian dollars unless otherwise specified.

Notice of annual and special meeting

Notice is hereby given that the annual and special meeting (Meeting) of shareholders of TELUS Corporation (the Company or TELUS) will be held on Thursday, May 9, 2013 at 10:00 a.m. (EDT) at the Palais des congrès de Montréal located at 1001 Place Jean-Paul-Riopelle, Montreal, Quebec, H2Z 1H5, for the following purposes and to transact any other business that may properly come before the meeting and any postponement or adjournment thereof:

1.	To receive the Company’s 2012 audited consolidated financial statements together with the report of the auditors on those statements
2.	To elect directors of the Company for the ensuing year
3.	To appoint Deloitte LLP as auditors for the ensuing year and authorize the directors to fix their remuneration
4.	To consider an advisory resolution on the Company’s approach to executive compensation
5.	To consider and, if deemed advisable, pass:
(a)	An ordinary resolution approving the alteration of the authorized share structure of the Company to eliminate the class of Non-Voting Shares and increase the maximum number of Common Shares that the Company is authorized to issue from 1,000,000,000 to 2,000,000,000
(b)	A special resolution approving the amendment and restatement of the Company’s Articles as more fully described in the information circular
6.	To amend and reconfirm the Company’s Shareholder rights plan, as amended and restated.

Dated at Vancouver, British Columbia

on the 13th day of March, 2013.

By order of the Board of Directors

Monique Mercier

Senior Vice-President, Chief Legal Officer

and Corporate Secretary

Shareholders who cannot attend this Meeting may vote by proxy. Simply sign and return your proxy by mail or submit a telephone or Internet proxy by following the instructions starting on page 2 in this information circular or the instructions on the paper proxy or voting instruction form.

To be valid, proxies must be received by TELUS’ Corporate Secretary, c/o Computershare Trust Company of Canada (Computershare) at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by 5:00 p.m. (EDT) on May 7, 2013 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (EDT) on the second-last business day before the reconvened Meeting date. TELUS reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice, but is under no obligation to accept or reject any particular late proxy.

Board approval

The Board of Directors has approved in substance the content of and sending of this information circular to the holders of Common Shares.

Dated March 13, 2013.

Monique Mercier

Senior Vice-President, Chief Legal Officer

and Corporate Secretary

TELUS 2013 information circular	■ 1

Frequently asked questions

Meeting materials

Why did I receive a notice in the mail regarding the electronic availability of the information circular instead of receiving a paper copy?

Under new rules introduced by Canadian securities regulators, this year we are able to provide you with electronic access to the information circular for the Meeting instead of sending you a paper copy. This new means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing materials to Shareholders. The notice you received gives you instructions on how to access and review an electronic copy of our information circular or how to request a paper copy. The notice also provides instructions on voting by proxy at the Meeting. If you would like to receive a paper copy of our information circular, please follow the instructions in the notice.

Why did I receive a paper copy of the information circular with a notice regarding its electronic availability?

For those Shareholders who have already provided instructions on their account to receive paper copies of the information circular, we decided to send you a paper copy again this year, along with the notice regarding its electronic availability.

Share exchange proposal

What is the current status of the share exchange proposal?

On August 21, 2012, we announced a proposal to exchange all of our issued and outstanding Non-Voting Shares for Common Shares on a one-for-one basis so as to enhance the liquidity and marketability of TELUS shares and provide full voting rights to all shareholders. This exchange (called the Arrangement, see page 29) was approved both by TELUS’ shareholders at a meeting held on October 17, 2012 and by the Supreme Court of British Columbia on December 18, 2012. On February 4, 2013, we completed the Arrangement.

Meeting procedures

Who can vote at the Meeting, what are we voting on and what is required for approval?

If you hold Common Shares as of the close of business on March 15, 2013 (the Record Date), you can cast one vote for each Common Share you hold on that date on the following items of business:

■	The election of directors
■	The appointment of auditors
■	The approval of the Company’s approach to executive compensation
■	The amendment to the Notice of Articles
■	The amendment to the Articles
■	The amendment to and reconfirmation of the Shareholder rights plan, as amended and restated.

All of these items require approval by a majority of votes cast by Shareholders, except for the amendment to the Articles, which needs to be approved by two-thirds of the votes cast by Shareholders.

How many Shareholders do you need to reach a quorum?

We need to have at least two people present at the Meeting who hold, or represent by proxy, in the aggregate at least 20 per cent of the issued and outstanding shares entitled to be voted at the Meeting. On March 11, 2013, the Company had  326,784,976 Common Shares outstanding and no Non-Voting Shares outstanding.

Does any Shareholder beneficially own 10 per cent or more of the outstanding Common Shares or Non-Voting Shares?

No. To the knowledge of the directors and senior officers of TELUS, as of March 11, 2013, no one beneficially owns, directly or indirectly, or exercises control or direction over, 10 per cent or more of the outstanding Common Shares. There are no Non-Voting Shares outstanding.

How does the two-for-one stock split announced March 14 affect the number of Shares I will vote at the Meeting?

The stock split affects the number of Common Shares you own as of April 15, 2013, whereas the number of Common Shares you vote at the Meeting is based on what you owned as of March 15, 2013, which is the Meeting record date. So, even though you may receive a Direct Registration System (DRS) Advice or a statement from your investment dealer in April that doubles the number of Common Shares you own, your proxy form for voting will vote half that amount, which is the amount you owned on March 15.

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FREQUENTLY ASKED QUESTIONS

Alterations to the Notice of Articles and Articles

Why is it proposed that the Notice of Articles be altered?

As a result of the Arrangement, there are no Non-Voting Shares outstanding. TELUS is currently authorized to issue up to 1,000,000,000 Common Shares and up to 1,000,000,000 Non-Voting Shares as the Arrangement did not contemplate either an amendment to the Notice of Articles or an amendment to the Articles. As the Board has now decided it does not intend to issue Non-Voting Shares in the future, TELUS proposes to alter the Notice of Articles to eliminate the Non-Voting Shares from the authorized share structure and increase the maximum number of authorized Common Shares from 1,000,000,000 to 2,000,000,000, in order to keep the aggregate number of equity shares authorized for issuance the same.

Why is it proposed that the Articles be amended and restated?

The Company is seeking Shareholder approval of alterations to its Articles in order to (i) reflect the proposed elimination of the Non-Voting Shares from the authorized share structure, (ii) modernize its Articles, (iii) address statutory and regulatory changes since its Articles were last altered in 2005, and (iv) reflect best practice.

Voting procedures

Am I a registered or non-registered Shareholder?

You are a registered Shareholder if you have a share certificate or a DRS Advice issued in your name.

You are a non-registered Shareholder if:

1.	Your Shares are registered in the name of an Intermediary (for example, a bank, trust company, trustee, investment dealer, clearing agency or other institution), or
2.	You hold your Shares through the Employee Share Purchase Plan (the Employee Shares), for which Computershare is the trustee.

How can I vote if I am a registered Shareholder?

As a registered Shareholder, you can vote in any of the following ways:

■	By attending the Meeting and voting in person
■	By appointing someone else as proxy to attend the Meeting and vote your Shares for you
■	By completing your proxy form and returning it by mail or delivery, following the instructions on your proxy
■	By phoning the toll-free telephone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions. Note that you cannot appoint anyone other than Brian Canfield and Darren Entwistle as your proxy if you vote by phone
■	By Internet by visiting the website shown on your proxy form. Refer to your control number (shown on your proxy form) and follow the online voting instructions.

How can I vote if I am a non-registered Shareholder?

If you are a non-registered Shareholder and you receive your materials through an investment dealer or other Intermediary, complete and return the form(s) your Intermediary provided to you or otherwise follow the instructions in such forms.

How can I vote if I hold Employee Shares?

If you hold Employee Shares through the Employee Share Purchase Plan, you can direct Computershare, in its capacity as trustee of your Employee Shares, to vote your Employee Shares as you instruct. You can give instructions to Computershare:

■	By completing your voting instruction form and returning it by mail or delivery, following the instructions on the form
■

By phoning the toll-free telephone number shown on your voting instruction form. To vote by phone, simply refer to your control number (shown on your form) and follow the instructions. Note that you cannot appoint anyone other than Brian Canfield and Darren Entwistle as your proxy if you vote by phone

■	By Internet by visiting the website shown on your voting instruction form. Refer to your control number (shown on your form) and follow the online voting instructions.

Your Employee Shares will be voted for, voted against or withheld from voting only in accordance with your instructions. If your voting instruction form is not received by Computershare in its capacity as trustee according to the above procedures, your Employee Shares will not be voted by Computershare.

What if I hold other Shares in addition to my Employee Shares?

If you hold Shares other than Employee Shares, you must complete and return another proxy form to vote those Shares. Please review the preceding questions and answers on how to vote those Shares.

How do I appoint someone else to go to the Meeting and vote my Shares for me?

Two directors of the Company, Brian Canfield and Darren Entwistle, have been named in the proxy form to represent Shareholders at the Meeting. You can appoint someone else to represent you at the Meeting. Just complete a paper proxy

TELUS 2013 information circular	■ 3

or Internet proxy by inserting the person’s name in the appropriate space on the proxy form, or complete another acceptable paper proxy. The person you appoint does not need to be a Shareholder but must attend the Meeting to vote your Shares.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, telephone or Internet, your proxy must be received by TELUS’ Corporate Secretary, c/o Computershare (9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), no later than 5:00 p.m. (EDT) on May 7, 2013. If the Meeting is adjourned or postponed, your proxy must be received by 5:00 p.m. (EDT) on the second-last business day before the reconvened Meeting date. Note that if you are a non-registered Shareholder, your Intermediary will need your voting instructions sufficiently in advance of this deadline to enable your Intermediary to act on your instructions prior to the deadline.

How will my Shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Shares on each item of business that you are entitled to vote on, according to your instructions. If you have appointed Brian Canfield and Darren Entwistle as your proxy and you do not provide them with instructions, they will vote your Shares in favour of:

■	Electing as a director each person nominated by the Company
■	Appointing Deloitte LLP as auditors and authorizing the directors to fix their remuneration
■	Accepting the Company’s approach to executive compensation
■	Amending the Notice of Articles
■	Amending the Articles
■	Amending and reconfirming the Shareholder rights plan, as amended and restated.

What happens if there are amendments or variations or other matters brought before the Meeting?

Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the Notice of Meeting and any other matters that may properly be brought before the Meeting, to the extent permitted by law whether or not the amendment or other matter that comes before the Meeting is or is not routine and whether or not the amendment or other matter that comes before the Meeting is contested. As of March 13, 2013, no director or senior officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

What if I change my mind?

If you are a registered Shareholder and have voted by proxy, you may revoke your proxy by providing new voting instructions on a proxy form with a later date, or at a later time if you are voting by telephone or on the Internet. Any new voting instructions, however, will only take effect if received by TELUS’ Corporate Secretary, c/o Computershare (at the address indicated on page 1), by 5:00 p.m. (EDT) on May 7, 2013 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (EDT) on the second-last business day before the date of the reconvened Meeting. You may also revoke your proxy without providing new voting instructions by delivering a revocation of proxy to the registered office of the Company, to the attention of TELUS’ Corporate Secretary, 5 – 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7, any time up to 5:00 p.m. (PDT) on May 8, 2013 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (PDT) on the business day before the date of the reconvened Meeting.

You may also revoke your proxy and vote in person at the Meeting, or any adjournment thereof, by delivering a form of revocation of proxy to the Chair of the Meeting at the Meeting before the vote for which the proxy is to be used is taken. You may also revoke your proxy in any other manner permitted by law.

If you are a non-registered Shareholder, you may revoke your proxy or voting instructions by contacting the individual who serves your account.

If you hold Employee Shares and you have voted by submitting your voting instruction form, you may revoke it by providing new voting instructions on another voting instruction form with a later date, or at a later time if you are voting by telephone or on the Internet. Any new voting instructions, however, will only take effect if received by 5:00 p.m. (EDT) on May 7, 2013 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (EDT) on the second-last business day before the date of the reconvened Meeting. You may also revoke your previous voting instructions without providing new voting instructions by delivering a revocation of voting instruction form to the registered office of the Company, to the attention of TELUS’ Corporate Secretary, 5 – 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7, any time up to 5:00 p.m. (PDT) on May 8, 2013 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (PDT) on the business day before the date of the reconvened Meeting or by delivering a form of revocation of proxy to the Chair of the Meeting at the Meeting before the vote for which the proxy is to be used is taken.

4 ■	TELUS 2013 information circular

FREQUENTLY ASKED QUESTIONS

Is my vote by proxy confidential?

Yes. All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual Shareholders’ votes, except:

■	As necessary to meet applicable law
■	In the event of a proxy contest
■	In the event a Shareholder has made a written comment on the proxy.

Who is soliciting my proxy?

Your proxy is being solicited on behalf of TELUS management and the Company will pay for the cost of solicitation. TELUS management will solicit proxies either by mail to your latest address shown on the register of shareholders or by electronic mail to the email address you provided. Additionally, employees or agents may solicit proxies by telephone or other ways at a nominal cost to the Company.

What if I have more questions?

Please contact Computershare if you have additional questions regarding the Meeting:

■ Phone:	1-800-558-0046 (toll-free within North America)
+1 (514)-982-7129 (outside North America)
■ email:	telus@computershare.com
■ Mail:	Computershare Trust Company of Canada
9th floor, 100 University Avenue
Toronto, Ontario, M5J 2Y1

Ownership and voting restrictions

What are the restrictions on the ownership of Common Shares by non-Canadians?

As a communications provider of wireline, wireless and digital television services, the Company and certain of its subsidiaries must comply with the restrictions on ownership of voting shares by non-Canadians prescribed by Canadian laws, namely the Telecommunications Act, the Broadcasting Act and the Radiocommunication Act. Specifically, to maintain the eligibility of certain of its subsidiaries that are Canadian common carriers under these laws, the level of non-Canadian ownership of the Company’s Common Shares cannot exceed 33 1/3 per cent and the Company must not otherwise be controlled by non-Canadians. The Telecommunications Act gives the Company, which is a carrier-holding corporation of Canadian common carriers, certain powers to monitor and control the level of non-Canadian ownership of voting shares. The powers and constraints of the Telecommunications Act have been incorporated into the Articles and were extended to also ensure compliance under both the Radiocommunication Act and the Broadcasting Act. These powers include the right to (i) refuse to register a transfer of voting shares to a non-Canadian, (ii) require a non-Canadian to sell any voting shares, (iii) convert voting shares into Non-Voting Shares, and (iv) suspend the voting rights attached to the voting shares. The Company monitors the level of non-Canadian ownership of its Common Shares and provides periodic reports to the CRTC.

The restrictions on the ownership of Common Shares by non-Canadians continue to apply to Common Shares following completion of the Arrangement and the Company will also continue to have recourse to the powers available to it under the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act, as well as the proposed amended and restated Articles, which will continue to include the rights to (i) refuse to register a transfer of Common Shares, (ii) require a non-Canadian to sell its Common Shares if that person’s holdings would affect TELUS’ compliance with foreign ownership restrictions, and (iii) suspend the voting rights attached to the Common Shares considered to be owned or controlled by non-Canadians.

TELUS 2013 information circular	■ 5

Business of the meeting

1	Report of management and consolidated financial report

The report of management and the audited consolidated financial statements for the year ended December 31, 2012, including Management’s discussion and analysis, are contained in the TELUS 2012 annual report. If you requested a copy of the

2012 annual report you will receive it by mail. If you did not receive a copy, you may view it online at telus.com/annualreport or obtain a copy upon request to TELUS’ Corporate Secretary at 5 – 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

2	Election of directors

General

The Board has fixed the number of directors at 12, in accordance with the Articles. At the Meeting, we will ask you to vote for the election of the 12 nominees proposed by the Company as directors. All of the current nominees, other than John Manley, were elected as directors at last year’s annual general meeting. Mr. Manley joined the Board on July 1, 2012. Pierre Ducros, an independent director who has served as a TELUS director since 2005 has decided to retire and will not be standing for re-election at the Meeting. We thank Mr. Ducros for his contributions to TELUS.

Each Shareholder will be entitled to vote for, or withhold his or her votes from, the election of each director. Brian Canfield and Darren Entwistle have been named in the proxy as proxyholders (the management proxyholders), and they intend to vote FOR the election of all 12 nominees whose names and biographies are set forth on pages 15 to 20, except in relation to Common Shares held by a Shareholder who instructs otherwise.

Our majority voting policy applies to this election. Under this policy, a director who is elected in an uncontested election with more votes withheld than voted in favour of his or her election will be required to tender his or her resignation to the Board

Chair. The resignation will be effective when accepted by the Board. The Board expects that resignations will be accepted, unless extenuating circumstances warrant a contrary decision. We will announce the Board’s decision (including the reason for not accepting any resignation) by news release within 90 days of the Meeting where the election was held. You can download a copy of our majority voting policy at telus.com/governance.

We believe that all 12 nominees are able to serve as directors. Unless his or her office is vacated in accordance with applicable law or the Articles, each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is elected or appointed.

We do not have a mandatory retirement requirement for our directors. Prior to 2007, we had a policy that required our directors to retire at the age of 70. In 2007, our Board removed that requirement after an extensive review led by the Corporate Governance Committee. The Board believes that mandatory retirement is not the optimal means of ensuring Board renewal and age is not the optimal criteria for determining director effectiveness. Rather, the Board uses a rigorous evaluation process annually (described on page 26) to assess performance. You can read more about our nomination process on page 93 in Appendix A.

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BUSINESS OF THE MEETING

3	Appointment of auditors

Deloitte & Touche LLP have been our external auditors since 2002. They were last re-appointed at our annual general meeting on May 9, 2012. Effective January 1, 2013, the name of Deloitte & Touche LLP changed to Deloitte LLP (Deloitte).

Upon the recommendation of the Audit Committee, Shareholders will be asked at the Meeting to approve the appointment of Deloitte as auditors and authorize the directors to fix the remuneration of the auditors for the ensuing year.

The management proxyholders intend to vote FOR the appointment of Deloitte as auditors of the Company, except in relation to Common Shares held by a Shareholder who instructs otherwise.

Summary of billings and services by the external auditors for 2011 and 2012

Fees billed for services provided by Deloitte for 2011 and 2012 are as follows:

	2011		2012
Type of work	($)%		($)%
Audit fees(1)	3,470,547	95.1	3,330,300	95.8
Audit-related fees(2)	161,000	4.4	140,000	4.0
Tax fees(3)	18,001	0.5	7,810	0.2
All other fees	–	–	–	0.0
Total	3,649,548	100	3,478,110	100

(1)	Audit fees include fees for services rendered by the external auditors in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.
(2)	Audit-related fees include fees for services rendered by the external auditors in relation to performing the audit of or reviewing financial statements that were not part of audit fees. These include internal control reviews and consulting on financial accounting and reporting standards.
(3)	Tax fees relate to tax compliance, tax advice and tax planning.

4	Approval of executive compensation approach – say on pay

In 2010, the Board approved a policy on say on pay and shareholder engagement. The policy establishes the framework for conducting an annual non-binding advisory vote by Shareholders on executive compensation. The first such vote was conducted at the 2011 annual general meeting. The form of resolution we are asking Shareholders to vote on at the Meeting is below:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Company’s information circular delivered in advance of the 2013 annual and special meeting of shareholders.

Since this is an advisory vote, the results will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative advisory vote. However, the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to increase its engagement with Shareholders on compensation and related matters. For information on our approach to executive compensation, see pages 44 to 58.

The management proxyholders intend to vote FOR TELUS’ approach to executive compensation, except in relation to Common Shares held by a Shareholder who instructs otherwise.

TELUS 2013 information circular	■ 7

5	Alterations to the Notice of Articles and Articles

At the Meeting, Shareholders will be asked to approve alterations to the Company’s Notice of Articles as well as amended and restated Articles in the form attached as Appendix B to this circular (the Amended and Restated Articles).

Background

As disclosed on page 2, on February 4, 2013, all of the Company’s issued and outstanding Non-Voting Shares were exchanged for Common Shares on a one-for-one basis pursuant to the Arrangement. As a result, there are no Non-Voting Shares outstanding.

The Arrangement followed two proxy battles and months of litigation with Mason Capital Management LLC (Mason), a New York-based hedge fund, which unfolded during the course of the year after TELUS publicly announced in February 2012 a proposal (the Initial Proposal) to replace the Company’s then dual class share structure with a single class of outstanding Common Shares by converting all of the issued and outstanding Non-Voting Shares into Common Shares on a one-for-one basis. Among other things, the Initial Proposal would have amended TELUS’ Notice of Articles and Articles to reflect the elimination of the Non-Voting Shares from TELUS’ authorized share structure and increase the number of Common Shares that the Company is authorized to issue by that number of Non-Voting Shares that the Company was previously authorized to issue. On May 8, 2012, however, TELUS announced that it had withdrawn the Initial Proposal since Mason’s empty voting trading tactics, and the lack of regulatory oversight of the practice, made it apparent that a vote on the Initial Proposal at TELUS’ annual general meeting of shareholders on May 9, 2012 would not succeed. Nevertheless, TELUS remained committed to the Common Shares becoming the only class of outstanding equity shares and ultimately succeeded in doing so by implementing the Arrangement.

Although as a result of the Arrangement there are no Non-Voting Shares outstanding, the authorized share structure of the Company continues to include Non-Voting Shares as the Arrangement did not contemplate either an amendment to the Notice of Articles or an amendment to the Articles.

As the Board has now decided it does not intend to issue, or authorize the issuance of, additional Non-Voting Shares in the future, alterations are being proposed to the Notice of Articles and the Articles to eliminate the Non-Voting Shares. Additional alterations to the Company’s Articles are being proposed to modernize the Articles, address statutory and regulatory changes since the Articles were last altered in 2005 and reflect best practice.

A.    Alterations to the authorized share structure

The Notice of Articles currently provides that TELUS is authorized to issue a maximum number of 1,000,000,000 Common Shares and 1,000,000,000 Non-Voting Shares.

Under the Initial Proposal, the Notice of Articles would have been altered to delete the Non-Voting Shares and increase the number of Common Shares that the Company is authorized to issue by the reduction in the number of Non-Voting Shares that the Company was previously authorized to issue. Under the Arrangement, all Non-Voting Shares were exchanged for Common Shares on a one-for-one basis and no alteration was made to the Notice of Articles or the Articles. As the Board has now decided it does not intend to issue, or authorize the issuance of, additional Non-Voting Shares in the future, the Board has concluded that the Notice of Articles should be altered to eliminate the Non-Voting Shares from the authorized share structure and increase the maximum number of authorized Common Shares by an amount equal to the reduction in the maximum number of authorized Non-Voting Shares. If approved, the maximum number of authorized Common Shares would increase from 1,000,000,000 to 2,000,000,000, there would be no authorized Non-Voting Shares and there would be no change in the aggregate number of equity shares authorized for issuance.

The proposed ordinary resolution to be passed at the Meeting is as follows:

Resolved, as an ordinary resolution, that:

1.	The authorized share structure of the Company be altered by:
(a)	eliminating the class of Non-Voting Shares without par value, none of which are issued and outstanding; and
(b)	increasing the maximum number of Common Shares without par value that the Company is authorized to issue from 1,000,000,000 to 2,000,000,000.
2.	The Notice of Articles of the Company be altered to reflect the alterations authorized by the preceding resolution.
3.	Pursuant to section 257 of the British Columbia Business Corporations Act (BCBCA), the alteration of the authorized share structure of the Company shall not take effect until a copy of these resolutions are received for deposit at the Company’s records office and a Notice of Alteration identifying the date of these resolutions has been filed with the Registrar of Companies.

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BUSINESS OF THE MEETING

4.	Any one director or officer of the Company be authorized to execute and deliver all such documents and instruments including a Notice of Alteration, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof.
5.	The directors of the Company be and are authorized to revoke this ordinary resolution before it is acted on without further approval of the Shareholders.

To be effective, the ordinary resolution must be approved by a majority of the votes cast by the Shareholders who vote in person or by proxy at the Meeting.

Management and the Board recommend that Shareholders vote FOR the ordinary resolution approving alterations to the authorized share structure of the Company. The management proxyholders intend to vote FOR the ordinary resolution approving alterations to the authorized share structure of the

Company, except in relation to Common Shares held by a Shareholder who instructs otherwise.

It is intended that the foregoing ordinary resolution will be voted on at the Meeting and, if passed, a Notice of Alteration will be filed with the Registrar of Companies to be effective on the date and time that it is filed.

B. Alterations to the Articles

The following chart provides an overview of the principal alterations to the Articles set forth in the Amended and Restated Articles, which is qualified in its entirety by reference to the text of the Amended and Restated Articles attached as Appendix B to this circular. A blackline version showing the changes made in the Amended and Restated Articles as compared to the current Articles can be obtained upon request to TELUS’ Corporate Secretary at 5 – 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7 or by fax at (604) 435-5650.

Proposed alteration(s)	Articles number(s)
Authorized share structure and ownership and voting restrictions

1.  If the ordinary resolution described under Alterations to the Notice of Articles and Articles – Alterations to the authorized share structure above is approved at the Meeting, the Non-Voting Shares will be eliminated from the authorized share structure upon the filing of a Notice of Alteration with the Registrar of Companies. It is desirable to make consequential amendments to be reflected in the Amended and Restated Articles to eliminate all references to the Non-Voting Share class and to update the ownership and voting restrictions accordingly.

27 & 28

2. In addition, the Amended and Restated Articles would simplify and clarify the Company’s existing restrictions on share ownership and voting by non-Canadians necessary to comply with Canadian broadcasting, radiocommunications and telecommunication regulations.	28
Technological enhancement and legal modernization

3.  In connection with the Arrangement, the Company has adopted the Direct Registration System (DRS). DRS is a system that allows Shareholders to hold their Common Shares in book-entry form without having a physical share certificate issued as evidence of ownership. Instead of share certificates, shareholders receive DRS advice(s) acknowledging the number of Common Shares held in their DRS account each time there is any movement of Common Shares into or out of such account. It is proposed to update the Articles in light of the adoption of DRS by TELUS in February 2013.

1.1(1), 2.3, 2.4, 2.5, 2.9, 2.10, 5.1, 5.2, 5.4, 5.5 & 5.6

4.  In recent years, the acceleration of technological advancement in telecommunications has influenced and changed how public companies are managed and operated. This has also influenced how the board, shareholder and corporate processes are being handled. As a technology forerunner, TELUS desires to enhance the provisions of its Articles dealing with the use of electronic alternatives to the fullest extent permitted by the BCBCA, including, among others, in respect of (i) maintenance of a central securities register in electronic form, (ii) electronic polls, ballots and meetings, (iii) giving notices and sending documents to and receiving consents and waivers from directors by electronic means, (iv) giving notices and sending documents to shareholders and their legal representatives by electronic means and (v) permitting documents and other instruments to be signed by electronic means.

1.2 (1) & (2), 4.1, 10.3, 10.8, 10.9, 11.9, 11.10, 11.12, 12.1, 12.2, 12.6, 17.4, 17.9, 17.12, 18.4, 23.1, 23.2, 23.3, 23.4, 23.5 & 23.7

5.  When the Articles were last altered, the recent developments in terms of securities transfer regulation, such as the Securities Transfer Act (British Columbia) (the STA) and related amendments to the BCBCA, had not yet come into effect. In light of these modern rules, the Articles must be altered to reflect the new rules on certification, transfer and transmission of securities set out in the BCBCA and the STA.

1.1(3), (10), (11) & (16), 2.3, 2.6, 2.7, 5.1, 6.1 & 6.2

TELUS 2013 information circular	■ 9

Proposed alteration(s)	Articles number(s)
Eliminating redundancies with the BCBCA

6.  Various provisions of the Articles relating to (i) the fixing of a record date for the determination of shareholders entitled to vote at and receive notice of shareholder meetings and (ii) disclosure of disclosable interests of directors and senior officers, and restrictions on voting and other obligations and liabilities by reason of holding a disclosable interest, are unnecessary as they replicate provisions in the BCBCA and would be deleted. Provisions respecting directors’ and officers’ indemnification and insurance would be modified to, among other things, better align them with the provisions of the BCBCA.

10.5, 16.1, 16.2, 16.3, 20.1 & 20.4
Advance notice requirement for director nominations
7. The Company proposes to adopt an advance notice requirement for director nominations. This new advance notice requirement will (i) inform the Company of nominees for election at a shareholder meeting proposed by a Shareholder sufficiently in advance of such meeting, and (ii) provide an opportunity for the Board to make an informed determination and, if appropriate, present alternatives to Shareholders.	14.2

     The Amended and Restated Articles would provide that Shareholders seeking to nominate candidates for election as directors must provide timely notice in writing to the Company’s secretary by personal delivery or facsimile transmission at the number shown on the Company’s issuer profile on SEDAR at sedar.com.

     To be timely, a Shareholder’s notice must be received by TELUS (i) in the case of an annual general meeting, not earlier than the opening of business on the 65th day before the meeting date and not later than the close of business on the 30th day before the meeting date provided, however, that in the event the first public announcement of the date of such meeting is less than 50 days prior to the meeting date, notice may be made not later than the close of business on the 10th day following the day on which public announcement of the date of such annual general meeting was first made by the Company, and (ii) in the case of a special meeting called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which public announcement of the date of the special meeting is first made by the Company. The Amended and Restated Articles would also prescribe the proper written form for a Shareholder’s notice as well as additional requirements in connection with nominations. Shareholders who failed to comply with the advance notice requirements would not be entitled to make nominations for directors at the annual general or special meeting of Shareholders.

Quorum for shareholder and board meetings

8.  The Articles currently provide that the quorum for the transaction of business at a meeting of (i) Shareholders is two persons who are, or represent by proxy, Shareholders holding, in the aggregate, at least 20 per cent of the issued shares entitled to be voted at the shareholder meeting and (ii) directors may be set by the directors and, if not so set, is deemed to be a majority of directors in office. Consistent with best corporate governance practices, it is proposed that the quorum for shareholder meetings be increased to 25 per cent and that directors not be permitted to set the quorum for board meetings below 50 per cent of the directors in office.

11.1 & 17.10

10 ■	TELUS 2013 information circular

BUSINESS OF THE MEETING

Proposed alteration(s)	Articles number(s)
Chairing shareholder and director meetings
9. The chair of the Board shall preside as chair of Shareholder meetings, but if the chair of the Board is absent or determines not to act as chair of the Shareholder meeting, (i) the president or chief executive officer of the Company shall serve and (ii) if the president or chief executive officer of the Company is absent or determines not to act, a director shall serve. However, the Board shall have authority to designate another person to act as chair of a shareholder meeting and this person would act as chair if he or she is present at the meeting and is willing to act.	11.6

10. In the case of directors’ meetings, if the chair of the Board is absent or determines not to act as chair of a directors’ meeting rather than specifying that the president or chief executive officer will chair the meeting, the Amended and Restated Articles would simply provide that the directors present shall choose a chair for the meeting from among themselves.	17.3
Other shareholder meeting matters

11.  Various alterations to the Articles included in the Amended and Restated Articles are aimed at providing additional clarity regarding the conduct of shareholder meetings, including, among others, (i) confirming that access to ballots and proxies voted at the shareholder meeting will be provided as soon as reasonably practicable after the meeting, (ii) confirming the authority of the chair of the Shareholder meeting and the Board to waive the time by which proxies must be deposited with the Company or its agent in respect of a Shareholder meeting, (iii) confirming the authority of the chair of the meeting to determine the acceptability of proxies at a shareholder meeting, (iv) revising authority for adjourning a shareholder meeting due to lack of quorum, (v) confirming the authority of the chair of the meeting to determine certain disputes in good faith, and (vi) providing that both the chair of the meeting and the Board have the authority to require evidence of ownership of Common Shares and authority to vote at a shareholder meeting.

10.1, 11.2, 11.4, 11.6, 11.8, 11.13, 11.17, 12.5, 12.8, 12.9, 12.10, 12.11, 12.14 & 12.15
Authority of the Board
12. Various restrictions under the current Articles on the Board’s ability to delegate authority to a committee of directors, a single director, an officer or any other person have been removed.	5.2, 7.1, 8.2, 18.1 & 24.1

13. The Amended and Restated Articles would confirm that directors have authority to exercise all powers to manage or supervise management of the business and affairs of the Company other than those required to be exercised by Shareholders under the BCBCA or the Articles.	15.1
Approval of alterations to Articles and Notice of Articles

14.  The Articles currently specify that certain matters require shareholder approval by ordinary resolution, certain matters require shareholder approval by special resolution and, for all other matters, shareholder approval by special resolution is required. The Articles would be altered to provide that unless otherwise specified in the Articles or the BCBCA, alterations to the Articles or Notices of Articles will require shareholder approval only by ordinary resolution. In addition, shareholder approval by ordinary resolution, rather than special resolution, would be required to eliminate the maximum number of shares of any class or series that the Company may be authorized to issue. The creation, variation or elimination of special rights or restrictions attached to issued shares will continue to require shareholder approval by special resolution.

9.1, 9.2 & 9.4
Dividends
15. The Amended and Restated Articles would provide that unclaimed dividends revert to the Corporation after three years and clarify the means of payments for dividends.	21.5, 21.8 & 21.10

TELUS 2013 information circular	■ 11

The proposed special resolution to be passed at the Meeting is as follows:

Resolved that, as a special resolution:

1.	The existing Articles of the Company be amended and restated in the form of the Amended and Restated Articles attached as Appendix B to the circular dated March 13, 2013 (the circular), including the amendment to Article 27 to eliminate the rights, privilege and restrictions attaching to the Non-Voting Shares.
2.	Pursuant to section 259 of the British Columbia Business Corporations Act (BCBCA), the alteration of Articles 27 and 28 of the Articles of the Company set forth in the form of the Amended and Restated Articles attached as Appendix B to the circular shall not take effect until a copy of this resolution is received for deposit at the Company’s records office and a Notice of Alteration identifying the date of this resolution has been filed with the Registrar of Companies.
3.	Pursuant to section 259 of the BCBCA, all other alterations of the Articles of the Company set forth in the form of the Amended and Restated Articles attached as Appendix B to the circular shall not take effect until a copy of this resolution is received for deposit at the Company’s records office.
4.	Any one director or officer of the Company be authorized to execute and deliver all such documents and instruments, including a Notice of Alteration, and to do such further acts, as may be necessary to give full effect to this resolution or as may be required to carry out the full intent and meaning thereof.
5.	The directors of the Company be and are authorized to revoke this special resolution before it is acted on without further approval of the Shareholders.

To be effective, the special resolution must be approved by two-thirds of the votes cast by the Shareholders who vote in person or by proxy at the Meeting.

Management and the Board recommend that Shareholders vote FOR the special resolution approving the Amended and Restated Articles. The management proxyholders intend to vote FOR the special resolution approving the Amended and Restated Articles, except in relation to Common Shares held by a Shareholder who instructs otherwise.

It is intended that the foregoing special resolution will be voted on at the Meeting and, if passed, the Amended and Restated Articles will be filed at the records office of the Company and, in the case of Articles 27 and 28 of the Amended and Restated Articles, a Notice of Alteration will be filed with the Registrar of Companies to be effective.

6	Amendment to and reconfirmation of Shareholder rights plan

Our Shareholders are being asked at the meeting to approve proposed amendments to, and to reconfirm and approve, the Company’s Shareholder rights plan, as amended and restated.

Background

The Company first adopted a Shareholder rights plan in March 2000. In May 2010, holders of the Common and Non-Voting Shares adopted the Company’s current Shareholder rights plan (the Rights Plan).

The purpose of the Rights Plan, which takes the form of an agreement between the Company and the rights agent, Computershare, is to provide Shareholders sufficient time to assess a takeover bid for the Company, if such bid were to be made, and to provide the Board with the opportunity to explore and develop alternatives to any bid that are in the best interests of the Company and its Shareholders.

Many public companies in Canada continue to have shareholder rights plans in effect. While securities legislation in Canada requires a takeover bid to be open for at least 35 days, the Board continues to be of the view that this is not sufficient time to assess a takeover bid were such a bid to be made, and to explore and develop alternatives that are in the best interests of the Company and its Shareholders if the Board deems appropriate.

The Rights Plan is not intended to prevent a takeover bid or to deter offers for the Shares. It is designed to encourage any bidder to provide Shareholders with equal treatment in a takeover and full value for their investment.

Under the terms of the Rights Plan a Shareholder reconfirmation process must occur at the Company’s annual and special meeting of Shareholders in 2013 in order for the plan to remain in effect. Failing such reconfirmation, the Rights Plan and all outstanding Rights (defined below) thereunder will terminate.

Board review

The Board, as part of its most recent review and analysis of the continuation of the Rights Plan, considered matters including (i) developments in shareholder rights plans since the Rights Plan was ratified by the shareholders in May 2010, (ii) the terms and conditions of rights plans recently adopted by other Canadian companies, (iii) recent experience involving rights

12 ■	TELUS 2013 information circular

BUSINESS OF THE MEETING

plans in the context of takeover bids, and (iv) the commentary of the investment community on these plans. The Board is satisfied that the Rights Plan remains consistent with the latest generation of Canadian rights plans.

It is not the intention of the Board, in proposing that the Rights Plan be reconfirmed, to secure the continuance in office of the existing members of the Board or to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the Shareholders. The rights of Shareholders under existing law to seek a change in management of the Company or to influence or promote action of management in a particular manner will not be affected by the Rights Plan. The reconfirmation of the Rights Plan does not affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company and its Shareholders.

Amendments to the Rights Plan

The Board is proposing amendments to the Rights Plan that will ensure that it reflects the elimination of the Non-Voting Share class from TELUS’ authorized share structure in the event that Shareholders approve the proposal being put to them to effect this change to the authorized share structure. Accordingly, references to the Series B Rights associated with Non-Voting Shares will be removed and Series A Rights associated with Common Shares will be referred to simply as Rights under the Rights Plan.

Additionally, minor amendments are being proposed to reflect TELUS’ use of the DRS Advice system since February 2013. References to share certificates will now also include a reference to securities that have been issued and registered in uncertificated form that are evidenced by an advice or other statement and which are maintained electronically with TELUS’ transfer agent, but for which no certificate has been issued (Book Entry Form). The Toronto Stock Exchange (TSX) has approved the amendments to the Rights Plan, subject to Shareholder approval at the Meeting.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan. Copies of the Rights Plan are available from TELUS’ Corporate Secretary, 5 – 3777 Kingsway, Burnaby, B.C., V5H 3Z7.

Effective date and term

The effective date of the Rights Plan is March 12, 2010 (the Effective Date). The Rights Plan expires upon the conclusion of TELUS’ annual meeting in 2019, subject to reconfirmation at this Meeting and, if so reconfirmed, subject to further reconfirmation at TELUS’ annual meeting in 2016.

Issue of rights

On the Effective Date, one Right was issued and attached to each Common Share outstanding at one minute after the Effective Date (the Record Time) and will attach to each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the expiration of the Agreement (the Expiration Time).

Rights exercise privilege

The Rights will separate from the Common Shares and will be exercisable eight trading days (the Separation Time) after a person has acquired, or commences to acquire, 20 per cent or more of the Common Shares, other than by acquisition pursuant to a takeover bid permitted by the Rights Plan (a Permitted Bid). The acquisition by any person (an Acquiring Person) of more than 20 per cent of the Voting Shares (as defined in the Rights Plan), other than by way of a Permitted Bid, is referred to as a Flip-in Event. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $320 worth of Common Shares for $160 (i.e. at a 50 per cent discount).

The issuance of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Shares (as defined in the Rights Plan), reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and transferability

Prior to the Separation Time, the Rights will be evidenced by the certificates for Common Shares or by the Book Entry Form registration for the associated Common Share and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share issued from and after the Effective Date and will not be transferable separately from such Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Shares.

Permitted bid requirements

The requirements for a Permitted Bid include the following:

■	The takeover bid must be made by way of a takeover bid circular
■	The takeover bid must be made to all holders of Voting Shares
■

The takeover bid must be outstanding for a minimum period of 60 days and Voting Shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60-day period and only at such time if more that 50 per cent

TELUS 2013 information circular	■ 13

of the Voting Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert (the Independent Shareholders) have been tendered to the takeover bid and not withdrawn

■	The Voting Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for, and
■

If more than 50 per cent of the Voting Shares held by Independent Shareholders are tendered to the takeover bid within the 60-day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of Voting Shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a Competing Permitted Bid) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and redemption

The Board may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of Voting Shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a takeover bid made by way of takeover bid circular to all holders of Voting Shares. The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to 20 per cent or less of the outstanding Voting Shares within 14 days or such other period as may be specified by the

Board. With the majority consent of holders of Shares or Rights holders at any time prior to the occurrence of a Flip-in Event, the Board of Directors may redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemptions for investment advisors

Investment advisors (for client accounts), managers of mutual funds, trust companies (acting in their capacities as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies), registered pension funds, plans or related trusts and their administrators or trustees and Crown agents or agencies acquiring greater than 20 per cent of the Voting Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

The text of the proposed resolution is as follows:

Resolved that the continued existence of the Rights Plan as amended and restated (the Amended and Restated Rights Agreement) and the Rights therein, be and are hereby approved and the Amended and Restated Rights Agreement is hereby reconfirmed and approved by the holders of the Shares of the Company; provided, however, that in the event that the holders of Shares do not approve the resolution to eliminate the Non-Voting Shares from the Company’s authorized share structure, then those amendments intended to remove references to the Non-Voting Shares from the Rights Plan shall not be included in the Amended and Restated Rights Plan.

To be effective, the resolution to be voted on will require the approval of a majority of votes cast by the Shareholders who vote in person or by proxy at the Meeting.

Management and the Board recommend that Shareholders vote FOR the ordinary resolution set forth above. The management proxyholders intend to vote FOR this motion, except in relation to Common Shares held by a Shareholder who instructs otherwise.

14 ■	TELUS 2013 information circular

ABOUT OUR BOARD OF DIRECTORS

About our Board of Directors

Director biographies

This section provides information on each person nominated by management for election as director.

R.H. (Dick) Auchinleck
Victoria, British Columbia, Canada Age: 61 Director since(1): 2003 Independent TELUS Committees: Corporate Governance Human Resources and Compensation Total compensation for 2012: $209,235

Dick Auchinleck is a corporate director. He is also currently the presiding director of ConocoPhillips, an oil and gas company. Dick was employed by Gulf Canada Resources Limited for 25 years, retiring in 2001 as President and Chief Executive Officer after the sale of the company to Conoco Inc. Dick has a Bachelor of Applied Science (Chemical Engineering) from the University of British Columbia.

	Attendance record Board – 8 of 9 Corporate Governance – 4 of 5 Human Resources and Compensation – 4 of 5	Current directorships ConocoPhillips (presiding director) Enbridge Income Fund Holdings Inc. Past directorships (2007 to 2012) EPCOR Centre for the Performing Arts (not-for-profit)

Securities held and total market value as at December 31, 2011 and 2012:
Year	Common Shares	Non-Voting Shares	(2)	Deferred share units (DSUs) (Non-Voting Shares)	(2)	Total market value of securities	(3)	Meets share ownership target
2012	3,185	6,000		51,525		$3,928,061		Yes (13.1x)
2011	3,185	6,000		46,154		$3,033,278		Yes (10.1x)
Voting results of 2012 annual general meeting:
				Votes for		Votes withheld		Total votes cast
Number of votes				116,608,389		715,575		117,323,964
Percentage of votes				99.39%		0.61%		100%

A. Charles Baillie
Toronto, Ontario, Canada Age: 73 Director since(1): 2003 Independent TELUS Committees: Human Resources and Compensation (Chair) Pension Total compensation for 2012: $229,647

Charlie Baillie is Chair of Alberta Investment Management Corporation (AIMCo). He served as Chairman and Chief Executive Officer of The Toronto-Dominion Bank from 1997 until 2003. He holds an Honours B.A. in Political Science and Economics from the University of Toronto, an MBA from Harvard, an Honorary Doctorate from Queen’s University and a Honorary Diploma from the Royal Conservatory of Music. Charlie is an Officer of the Order of Canada, a Fellow of the Royal Conservatory, a Companion of the Canadian Business Hall of Fame, Chancellor Emeritus of Queen’s University, Chair of the Art Gallery of Ontario, President of Authors at Harbourfront Centre and a former Chair of the Canadian Council of Chief Executives.

Attendance record Board – 9 of 9 Human Resources and Compensation – 5 of 5 Pension – 4 of 4 Special Committee – 8 of 8

Current directorships

AIMCo (Chair)

Canadian National Railway Company

George Weston Limited

Art Gallery of Ontario’s Board of Trustees (Chair)

Royal Conservatory of Music, and Luminato

Past directorships (2007 to 2012)

Dana Corporation

Securities held and total market value as at December 31, 2011 and 2012:
Year	Common Shares	Non-Voting Shares	(2)	DSUs (Non-Voting Shares)	(2)	Total market value of securities	(3)	Meets share ownership target
2012	–	68,600		49,810		$7,658,759		Yes (25.5x)
2011	–	68,600		44,089		$6,157,327		Yes (20.5x)
Voting results of 2012 annual general meeting:
				Votes for		Votes withheld		Total votes cast
Number of votes				115,987,752		1,336,900		117,324,652
Percentage of votes				98.86%		1.14%		100%

(1)	The Company or any of its predecessors.
(2)	As of February 4, 2013, all Non-Voting Shares were exchanged for Common Shares on a one-for-one basis and valuation for outstanding DSUs will be based on Common Shares. DSUs are units granted under the Directors Deferred Share Unit Plan (see page 82).
(3)	For 2012, based on the closing price of TELUS’ Common Shares ($65.10) and Non-Voting Shares ($64.68) on December 31, 2012 and for 2011, based on the closing price of TELUS’ Common Shares ($57.64) and Non-Voting Shares ($54.64) on December 31, 2011.

TELUS 2013 information circular	■ 15

Micheline Bouchard
Montreal, Quebec, Canada Age: 65 Director since(1): 2004 Independent TELUS Committees: Human Resources and Compensation Pension Total compensation for 2012: $207,562

Micheline Bouchard is a professional engineer and corporate director. She previously served as President and Chief Executive Officer of ART Advanced Research Technologies, a biomedical company, from 2002 until July 2006. Prior to that, Micheline was Global Corporate Vice-President of Motorola Inc. in the U.S. after serving as President and Chief Executive Officer of Motorola Canada Inc. She holds a Bachelor’s Degree in Applied Sciences (Engineering Physics) and a Master’s Degree in Applied Sciences (Electrical Engineering) from École Polytechnique and numerous honorary doctorates. Micheline is a Member of the Order of Canada and of the National Order of Quebec, and a certified member of the Institute of Corporate Directors.

Attendance record Board – 9 of 9 Human Resources and Compensation – 5 of 5 Pension – 4 of 4

Current directorships

Harry Winston Diamond Corporation

Public Sector Pension Investment Board

Honorary Committee of Telefilm Canada

Past directorships (2007 to 2012)

Citadel Group of Funds

Home Capital/Home Trust

Securities held and total market value as at December 31, 2011 and 2012:
Year	Common Shares	Non-Voting Shares	(2)	DSUs (Non-Voting Shares)	(2)	Total market value of securities	(3)	Meets share ownership target
2012	1,713	3,282		30,384		$2,289,033		Yes (7.6x)
2011	1,713	3,085		27,485		$1,769,082		Yes (5.9x)
Voting results of 2012 annual general meeting:
				Votes for		Votes withheld		Total votes cast
Number of votes				116,672,325		648,698		117,321,023
Percentage of votes				99.45%		0.55%		100%

R. John Butler, Q.C.
Edmonton, Alberta, Canada Age: 69 Director since(1): 1995 Independent TELUS Committees: Audit Total compensation for 2012: $221,069

John Butler is a lawyer and counsel to Bryan & Company, a law firm. He is also currently the Chair of the Board of Governors of the Canadian Football League. John holds a Bachelor of Arts and a Bachelor of Laws from the University of Alberta.

	Attendance record Board – 9 of 9 Audit – 5 of 5 Special Committee – 8 of 8	Current directorships Canadian Football League, Board of Governors (Chair) Liquor Stores N.A. Ltd. Past directorships (2007 to 2012) Trans Global Insurance Company Trans Global Life Insurance Company

Securities held and total market value as at December 31, 2011 and 2012:
Year	Common Shares	Non-Voting Shares	(2)	DSUs (Non-Voting Shares)	(2)	Total market value of securities	(3)	Meets share ownership target
2012	984	4,263		35,298		$2,622,864		Yes (8.7x)
2011	984	4,263		32,204		$2,049,275		Yes (6.8x)
Voting results of 2012 annual general meeting:
				Votes for		Votes withheld		Total votes cast
Number of votes				116,348,572		970,431		117,319,003
Percentage of votes				99.17%		0.83%		100%

(1)	The Company or any of its predecessors.
(2)	As of February 4, 2013, all Non-Voting Shares were exchanged for Common Shares on a one-for-one basis and valuation for outstanding DSUs will be based on Common Shares. DSUs are units granted under the Directors Deferred Share Unit Plan (see page 82).
(3)	For 2012, based on the closing price of TELUS’ Common Shares ($65.10) and Non-Voting Shares ($64.68) on December 31, 2012 and for 2011, based on the closing price of TELUS’ Common Shares ($57.64) and Non-Voting Shares ($54.64) on December 31, 2011.

16 ■	TELUS 2013 information circular

ABOUT OUR BOARD OF DIRECTORS

Brian A. Canfield
Point Roberts, Washington, United States Age: 74 Director since(1): 1989 Independent Board Chair TELUS Committees: Nil Total compensation for 2012: $467,976(2)	Brian Canfield is the Chair of the Board of TELUS Corporation. His career with TELUS spans more than 50 years, including almost a year as interim Chief Executive Officer of TELUS (September 1999 to July 2000), four years as Chair and Chief Executive Officer of BC TELECOM Inc., three years as President and Chief Executive Officer and one year as President and Chief Operating Officer. He retired as an executive of BC TELECOM Inc. in 1997. Brian was named an Honorary Doctor of Technology by the British Columbia Institute of Technology in 1997. He has received a Fellowship Award from the Institute of Corporate Directors, and is a Member of the Order of British Columbia and the Order of Canada.
	Attendance record Board – 9 of 9 Special Committee – 8 of 8 Brian is not a member of any Committee, but regularly attends Committee meetings.	Current directorships Westshore Terminal Investment Corporation Past directorships (2007 to 2012) Suncor Energy Inc. Canadian Public Accountability Board

Securities held and total market value as at December 31, 2011 and 2012:
Year	Common Shares	Non-Voting Shares	(3)	DSUs (Common Shares/Non- Voting Shares)	(3)	Total market value of securities	(4)	Meets share ownership target
2012	9,926	11,826		6,017/58,702		$5,599,640		Yes (5.0x)
2011	9,926	11,095		5,784/52,392		$4,374,454		Yes (3.9x)
Voting results of 2012 annual general meeting:
				Votes for		Votes withheld		Total votes cast
Number of votes				116,472,845		847,871		117,320,716
Percentage of votes				99.28%		0.72%		100%

Stockwell Day
Kelowna, British Columbia, Canada Age: 62 Director since: 2011 Independent TELUS Committees: Audit Total compensation for 2012: $201,011	Stockwell Day is a strategic advisor and consultant. He has served at the provincial and federal levels of government for over 25 years. From 1986 to 2000, Stockwell served with the Alberta government in a variety of roles including Minister of Labour, Minister of Social Services, and Provincial Treasurer, Minister of Finance. From 2000 to 2011, Stockwell served as a Member of Parliament with the federal government, holding various positions including Leader of the Official Opposition, Minister of Public Safety, Minister of International Trade, Minister for the Asia-Pacific Gateway and Senior Minister Responsible for British Columbia and President of the Treasury Board. Stockwell did not seek re-election in 2011. He is a strategic advisor to McMillan LLP and Eminata Group. Stockwell attended the University of Victoria and has an Honorary Doctorate from the University of St. Petersburg, Russia and from Trinity Western University.
Attendance record Board – 9 of 10 Audit – 4 of 5

Current directorships

RCI Capital Group Inc.

Canada-China Business Council (not-for-profit)

Canada-India Business Council (not-for-profit)

Canada-Korea Foundation (not-for-profit)

Centre for Israel and Jewish Affairs (not-for-profit)

Past directorships (2007 to 2012)

Sunlogics Plc

Concordia University College, Alberta

HOMEQ Corporation

Securities held and total market value as at December 31, 2011 and 2012:
Year	Common Shares	Non-Voting Shares	(3)	DSUs (Non-Voting Shares)	(3)	Total market value of securities	(4)	Meets share ownership target
2012	887	13		2,851		$242,987		No (as a new director he has until July 1, 2016 to reach target)
2011	126	–		1,044		$64,307		No (as a new director, he has until July 1, 2016 to reach target)
Voting results of 2012 annual general meeting:
				Votes for		Votes withheld		Total votes cast
Number of votes				115,756,126		1,564,384		117,320,510
Percentage				98.67%		1.33%		100%

(1)	The Company or any of its predecessors.
(2)	Excluding pension received as a retired employee of TELUS predecessors.
(3)	As of February 4, 2013, all Non-Voting Shares were exchanged for Common Shares on a one-for-one basis and valuation for outstanding DSUs will be based on Common Shares. DSUs are units granted under the Directors Deferred Share Unit Plan (see page 82).
(4)	For 2012, based on the closing price of TELUS’ Common Shares ($65.10) and Non-Voting Shares ($64.68) on December 31, 2012 and for 2011, based on the closing price of TELUS’ Common Shares ($57.64) and Non-Voting Shares ($54.64) on December 31, 2011.

TELUS 2013 information circular	■ 17

Darren Entwistle
Vancouver, British Columbia, Canada Age: 50 Director since(1): 2000 Not independent TELUS Committees: Not eligible No compensation received for services as director.	Darren Entwistle has been President and Chief Executive Officer of TELUS Corporation since July 10, 2000. Previously, Darren, a 30-year veteran of the communications industry, spent seven years on the senior leadership team at Cable & Wireless in the United Kingdom, culminating with his appointment as President for the United Kingdom and Ireland operations in 1999. Darren holds a Bachelor of Economics (Honours) from Concordia University in Montreal, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto. He holds an Honorary Doctorate of Laws from Concordia University and an Honorary Degree in Business Administration from the Northern Alberta Institute of Technology. He is also an Honorary Fellow of the Royal Conservatory.
Attendance record Board – 9 of 9 Darren is not a member of any Committee, but regularly attends Committee meetings.

Current directorships

George Weston Limited

Canadian Council of Chief Executives (not-for-profit)

Canadian Board Diversity Council (not-for-profit)

Past directorships (2007 to 2012)

The Toronto-Dominion Bank

Please see pages 67, 68 and 70 for details on securities held and compensation received for 2012 as President and Chief Executive Officer.

Voting results of 2012 annual general meeting:
	Votes for	Votes withheld	Total votes cast
Number of votes	116,393,266	929,445	117,322,711
Percentage of votes	99.21%	0.79%	100%

Ruston (Rusty) E.T. Goepel
Vancouver, British Columbia, Canada Age: 70 Director since(1): 2004 Independent TELUS Committees: Corporate Governance (Chair) Pension Total compensation for 2012: $222,758	Rusty Goepel is Senior Vice-President of Raymond James Financial Ltd., an investment firm. Rusty currently serves as Chair of the Vancouver 2010 Olympic Organizing Committee. He holds a Bachelor of Commerce from the University of British Columbia and received the Queen’s Jubilee Medal for Business Leadership and Community Services.
Attendance record Board – 9 of 9 Corporate Goverance – 5 of 5 Pension – 4 of 4 Special Committee – 8 of 8

Current directorships

Amerigo Resources Ltd.

Vancouver 2010 Olympic Organizing Committee

    (Chair, not-for-profit)

Baytex Energy Corp.

Yellow Point Equity Partners, LP

    (Chair, private equity)

The Vancouver Airport Authority (not-for-profit)

Business Council of BC (Governor, not-for-profit)

Lift Philanthropy Partners (not-for-profit)

Past directorships (2007 to 2012)

Spur Ventures Inc.

Auto Canada Inc.

Premium Brands Income Trust

Securities held and total market value as at December 31, 2011 and 2012:
Year	Common Shares	Non-Voting Shares(2)	DSUs (Non-Voting Shares)	(2)	Total market value of securities	(3)	Meets share ownership target
2012	–	16,500	30,286		$3,026,118		Yes (10.1x)
2011	–	16,500	27,390		$2,398,150		Yes (8.0x)
Voting results of 2012 annual general meeting:
			Votes for		Votes withheld		Total votes cast
Number of votes			116,388,575		931,445		117,320,020
Percentage of votes			99.21%		0.79%		100%

(1)	The Company or any of its predecessors.
(2)	As of February 4, 2013, all Non-Voting Shares were exchanged for Common Shares on a one-for-one basis and valuation for outstanding DSUs will be based on Common Shares. DSUs are units granted under the Directors Deferred Share Unit Plan (see page 82).
(3)	For 2012, based on the closing price of TELUS’ Common Shares ($65.10) and Non-Voting Shares ($64.68) on December 31, 2012 and for 2011, based on the closing price of TELUS’ Common Shares ($57.64) and Non-Voting Shares ($54.64) on December 31, 2011.

18 ■	TELUS 2013 information circular

ABOUT OUR BOARD OF DIRECTORS

John S. Lacey
Thornhill, Ontario, Canada Age: 69 Director since(1): 2000 Independent TELUS Committees: Audit Total compensation for 2012: $218,299	John Lacey is Chairman of the Advisory Board of Brookfield Private Equity Fund. John was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral homes and cemeteries within North America, until November 2006. John has completed the Program for Management Development at Harvard Business School.
Attendance record Board – 9 of 9 Audit – 5 of 5 Special Committee – 8 of 8

Current directorships

Ainsworth Lumber Co. Ltd.

Advisory Board of Brookfield Private Equity Fund

    (Chairman)

Loblaw Companies Limited

Doncaster Consolidated Ltd. (Chairman)

George Weston Limited

Past directorships (2007 to 2012)

CIBC

Alderwoods Group, Inc. (Chairman)

Canadian Tire Corporation, Limited

Western Forest Products Ltd.

Stelco Inc.

Securities held and total market value as at December 31, 2011 and 2012:
Year	Common Shares	Non-Voting Shares	(2)	DSUs (Non-Voting Shares)	(2)	Total market value of securities	(3)	Meets share ownership target
2012	13,446	3,545		40,896		$3,749,778		Yes (12.5x)
2011	13,446	3,120		37,584		$2,999,094		Yes (10.0x)
Voting results of 2012 annual general meeting:
				Votes for		Votes withheld		Total votes cast
Number of votes				116,155,758		1,167,298		117,323,056
Percentage of votes				99.01%		0.99%		100%

William (Bill) A. MacKinnon
Toronto, Ontario, Canada Age: 66 Director since: 2009 Independent Audit Committee Financial Expert TELUS Committees: Audit (Chair) Total compensation for 2012: $226,625	Bill MacKinnon is a corporate director. He served as Chief Executive Officer of KPMG Canada for over nine years before retiring in December 2008 and served in numerous roles at KPMG for over 37 years. Bill obtained a Bachelor of Commerce with Honours from the University of Manitoba in 1967. He became a chartered accountant in 1971 and obtained his FCA designation from the Institute of Chartered Accountants of Ontario in 1994.
Attendance record Board – 8 of 9 Audit – 5 of 5 Special Committee – 8 of 8

Current directorships

Osisko Mining Corporation

Novadaq Technologies Inc.

Pioneer Petroleum Limited

Public Sector Pension Investment Board

Roy Thomson Hall (not-for-profit)

Toronto East General Hospital (Chair, not-for-profit)

Toronto Community Foundation (not-for-profit)

Toronto Board of Trade (Chair, not-for-profit)

St. Stephen Community House (not-for-profit)

Past directorships (2007 to 2012)

Canadian Institute of Chartered Accountants

    (Chair, not-for-profit)

Catalyst Canada Inc. (Board of Advisors)

C.D. Howe Institute (not-for-profit)

Securities held and total market value as at December 31, 2011 and 2012:
Year	Common Shares	Non-Voting Shares	(2)	DSUs (Non-Voting Shares)	(2)	Total market value of securities	(3)	Meets share ownership target
2012	10,000	–		14,320		$1,577,218		Yes (5.3x)
2011	10,000	–		11,101		$1,182,959		Yes (4.0x)
Voting results of 2012 annual general meeting:
				Votes for		Votes withheld		Total votes cast
Number of votes				116,767,798		548,508		117,316,306
Percentage of votes				99.53%		0.47%		100%

(1)	The Company or any of its predecessors.
(2)	As of February 4, 2013, all Non-Voting Shares were exchanged for Common Shares on a one-for-one basis and valuation for outstanding DSUs will be based on Common Shares. DSUs are units granted under the Directors Deferred Share Unit Plan (see page 82).
(3)	For 2012, based on the closing price of TELUS’ Common Shares ($65.10) and Non-Voting Shares ($64.68) on December 31, 2012 and for 2011, based on the closing price of TELUS’ Common Shares ($57.64) and Non-Voting Shares ($54.64) on December 31, 2011.

TELUS 2013 information circular	■ 19

John Manley
Ottawa, Ontario, Canada Age: 62 Director since: 2012 Independent TELUS Committees: Audit Total compensation for 2012: $101,544	John Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives (not-for-profit), a position he has held since 2010. From 2004 to 2009, he served as Counsel to McCarthy Tétrault LLP, a national law firm. Prior to that, John had a 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign Affairs and Finance. John obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa, is a certified Chartered Director from McMaster University and holds honorary doctorates from the University of Toronto, University of Ottawa, Carleton University and Western University.
Attendance record Board – 4 of 4(2) Audit – 2 of 2(2)

Current directorships

CIBC

Canadian Pacific Railway Limited

CAE, Inc.

CARE Canada (not-for-profit)

Institute for Research and Public Policy (not-for-profit)

MaRS Discovery District (not-for-profit)

National Arts Centre Foundation (not-for-profit)

Conference Board of Canada (not-for-profit)

Past directorships (2007 to 2012)

Nortel Networks Corporation

Nortel Networks Limited

Securities held and total market value as at December 31, 2011 and 2012:
Year	Common Shares	Non-Voting Shares	(3)	DSUs (Non-Voting Shares	)(3)	Total market value of securities	(4)	Meets share ownership target
2012	650	–		1,595		$145,480		No (as a new director he has until July 1, 2017 to reach the target)
Voting results of 2012 annual general meeting:
N/A

Donald Woodley
Mono Township, Ontario, Canada Age: 67 Director since(1): 1998 Independent TELUS Committees: Corporate Governance Pension (Chair) Total compensation for 2012: $215,458	Don Woodley is a corporate director. Prior to his 1999 retirement, he held senior executive positions at Compaq Canada Inc. and Oracle Canada and was the Chair of the Information Technology Association of Canada. In 2007, he served as interim Chair of the board of Canada Post Corporation for six months. He holds a Bachelor of Commerce from the University of Saskatchewan and an MBA from the Richard Ivey School of Business at Western University.
Attendance record Board – 9 of 9 Corporate Governance – 5 of 5 Pension – 4 of 4

Current directorships

Canada Post Corporation

Steam Whistle Brewing Inc.

Past directorships (2007 to 2012)

Gennum Corporation

DataMirror Corporation

OnX Enterprise Solutions Inc.

The Canadian Arts Summit (past Chair, not-for-profit)

SickKids Hospital Foundation (not-for-profit)

Securities held and total market value as at December 31, 2011 and 2012:
Year	Common Shares	Non-Voting Shares	(3)	DSUs (Non-Voting Shares)	(3)	Total market value of securities	(4)	Meets share ownership target
2012	6,178	3,364		35,298		$2,902,846		Yes (9.7x)
2011	6,178	3,364		32,204		$2,299,535		Yes (7.7x)
Voting results of 2012 annual general meeting:
				Votes for		Votes withheld		Total votes cast
Number of votes				116,640,044		681,994		117,322,038
Percentage of votes				99.42%		0.58%		100%

(1)	The Company or any of its predecessors.
(2)	John joined the Board and the Audit Committee on July 1, 2012. His attendance record is based on the number of meetings held while he was on the Board and the Audit Committee.
(3)	As of February 4, 2013, all Non-Voting Shares were exchanged for Common Shares on a one-for-one basis and valuation for outstanding DSUs will be based on Common Shares. DSUs are units granted under the Directors Deferred Share Unit Plan (see page 82).
(4)	For 2012, based on the closing price of TELUS’ Common Shares ($65.10) and Non-Voting Shares ($64.68) on December 31, 2012 and for 2011, based on the closing price of TELUS’ Common Shares ($57.64) and Non-Voting Shares ($54.64) on December 31, 2011.

20 ■	TELUS 2013 information circular

ABOUT OUR BOARD OF DIRECTORS

Information about our retired directors

Ron Triffo retired from the Board in 2012 and did not stand for re-election at the 2012 annual general meeting. Until his retirement, Mr. Triffo was a member of the Audit Committee. He attended six out of six Board meetings and three out of three Audit Committee meetings that were held in 2012 while he was a member of the Board and the Audit Committee.

Pierre Ducros is retiring and will not stand for re-election at the 2013 annual and special meeting. Mr. Ducros is a member of our Corporate Governance Committee and Human Resources and Compensation Committee. In 2012, he attended 10 out of 10 Board meetings, five out of five Corporate Governance Committee meetings and five out of five Human Resources and Compensation Committee meetings.

Maximum number of boards

and interlocking boards

In 2012, the Corporate Governance Committee recommended enhancing the Board’s existing practices to ensure director objectivity, independence and availability, by adopting formal policies regarding the maximum number of boards on which directors may serve and the number of interlocking board memberships, both of which the Board approved.

Maximum number of boards

Directors who are employed as chief executive officers (CEOs), or in other senior executive positions on a full-time basis with a public company, should not serve on the boards of more than two public companies in addition to the Company’s Board. Directors who (i) have full-time employment with non-public companies, (ii) have full-time employment with public companies but not as CEO or in a senior executive position, or (iii) do not have full-time employment should not serve on the boards of more than four public companies in addition to the Company’s Board. TELUS’ CEO should not serve on the boards of more than two other public companies and should not serve on the board of any other public company where the CEO of that other company serves on the TELUS Board.

Policy on interlocking boards

The Board has limited the number of directors who can serve on the same outside board or committee to two, unless otherwise agreed to by the Board, as noted below.

The table below shows which TELUS directors served together on other corporate boards as at March 13, 2013. These interlocks existed as at March 22, 2012 (and were disclosed in the 2012 information circular) and were grandfathered, as the Corporate Governance Committee had specifically assessed those interlocks and determined that they did not affect the ability of those directors to contribute effectively to the TELUS Board.

Company	TELUS director	Committees
George Weston Limited	Charlie Baillie	Audit Committee (Chair) Governance, Human Resources, Nominating and Compensation Committee
	John Lacey	None
	Darren Entwistle	Audit Committee
Public Sector Pension Investment Board	Micheline Bouchard	Human Resources and Compensation Committee Investment Committee
	Bill MacKinnon	Audit Committee (Chair) Investment Committee

TELUS 2013 information circular	■ 21

Board and committee meetings held in 2012

The following table indicates the number of regularly scheduled meetings, in-camera sessions of the independent directors and total meetings held by our Board and each Board standing committee in 2012:

Board/Committee	Regularly scheduled meetings	Additional meetings	In-camera sessions	Total number of meetings
Board	6	3	9	9
Audit Committee	5	0	5	5
Corporate Governance Committee	4	1	5	5
Human Resources and Compensation Committee	4	1	5	5
Pension Committee	4	0	4	4

Our policy is to hold an in-camera session at each meeting of the Board and at each standing committee meeting.

Committee composition

We believe our directors should have exposure to different committees to ensure they develop a broad Company perspective. Accordingly, the Corporate Governance Committee reviews the composition of the committees annually and considers the desirability of rotating directors among committees. The following table provides an overview of our Board committees and the current and past membership of each of our directors on the various committees.

	Audit Committee		Human Resources and Compensation Committee		Corporate Governance Committee		Pension Committee
	Years served	Approx. number of years served	Years served	Approx. number of years served	Years served	Approx. number of years served	Years served	Approx. number of years served
Dick Auchinleck	2003 – 2004	1	2004 – 2007;	5	2004 – current	9	2007 – 2011	4
			2011 – current
Charlie Baillie	2003 – 2007	4	2007 – current(1)	6	–	–	2007 – current	6
Micheline Bouchard	2004 – 2009	5	2009 – current	4	–	–	2009 – current	4
John Butler	2011 – current	2	2007 – 2011	4	2000 – 2011	11	1999 – 2007	8
Brian Canfield(2)	2009 – 2010	1	2003 – 2009	6	–	–	–	–
Stockwell Day	2011 – current	2	–	–	–	–	–	–
Pierre Ducros	2005 – 2009	4	2009 – current	4	2009 – current	4	–	–
Darren Entwistle(3)	–	–	–	–	–	–	–	–
Rusty Goepel	2004 – 2009	5	–	–	2009 – current(1)	4	2009 – current	4
John Lacey	2000 – 2003;	7	2000 – 2009	9	2003 – 2009	6	–	–
	2009 – current
Bill MacKinnon	2009 – current(1)	4	–	–	–	–	–	–
John Manley	2012 – current	<1(4)	–	–	–	–	–	–
Don Woodley	2000 – 2003	3	2003 – 2007	4	2007 – current	6	2002 – current(1)	11

(1)	Indicates Chair of the Board committee.
(2)	Mr. Canfield is the Board Chair and is not currently a member of any Board committee.
(3)	Mr. Entwistle, the Company’s CEO and only non-independent director, is not a member of any Board committee.
(4)	Mr. Manley joined the Audit Committee on July 1, 2012 upon his appointment to the Board.

For more information about our standing committees, see Committee reports starting on page 32.

On January 25, 2012, the Board constituted a Special Committee composed of Brian Canfield (Chair of the Special Committee), Charlie Baillie, John Butler, Rusty Goepel,

John Lacey and Bill MacKinnon to review and evaluate the Arrangement and make recommendations to the Board related to the Arrangement. The Special Committee met eight times. See page 29 for more information on the Special Committee.

22 ■	TELUS 2013 information circular

ABOUT OUR BOARD OF DIRECTORS

Director compensation

Principles

Our Corporate Governance Committee is responsible for reviewing directors’ compensation and recommending changes to the Board. In determining the appropriate level and mix in director compensation, the Committee is guided by the following compensation principles:

■	It is appropriate to target cash compensation for a director at the 50th percentile of the selected comparator group and total compensation at the 75th percentile of the selected comparator group
■	Equity is an important element of compensation to emphasize alignment with the interests of shareholders
■	The magnitude of equity pay should be fixed at a specified value rather than a specified number of DSUs to better reflect market value at the time of grant
■	The level of compensation must be sufficient to attract and retain qualified directors with the experience and skills to lead the Company, and
■	Compensation should be reviewed and set each year to ensure that it remains appropriate and aligned with the market.

Benchmarking

In conducting its annual benchmarking of compensation, the Corporate Governance Committee relates the mix and level of compensation for directors to the mix and level for directors of a comparator group consisting of Canadian public companies in similar industries as well as other Canadian public companies of comparable complexity and size in different industries. In selecting the comparator group, the Committee also takes into account the composition of the comparator group selected for benchmarking executive compensation. The Committee engages an external consultant to assist in the selection of an appropriate comparator group and to collect the market data. Meridian Compensation Partners LLC (Meridian) was the consultant engaged to benchmark 2012 compensation. See page 40 for more information about Meridian and the services it provides. After reviewing market data and applying the compensation principles adopted by the Company, the Committee makes its recommendations to the Board for director compensation for the following year.

The comparator group selected to benchmark 2012 director compensation is listed in the table below. The comparator group used in 2012 was identical to the comparator group used in 2011. The 2012 comparator group used to benchmark director compensation was also identical to the comparator group used to benchmark 2012 executive compensation, except that the comparator group for directors also included two financial institutions as TELUS regularly competes with them to attract candidates for the TELUS Board.

Comparator group for benchmarking 2012 compensation
Agrium Inc.	Research in Motion Ltd.
BCE Inc.	Rogers Communications Inc.
CIBC	Shaw Communications Inc.
Canadian National Railway Company	Shoppers Drug Mart Corporation
Canadian Tire Corporation	Suncor Energy Inc.
Enbridge Inc.	Talisman Energy Inc.
Encana Corporation	Teck Resources Ltd.
Finning International Inc.	Toronto-Dominion Bank
Loblaw Companies Limited	TransAlta Corporation
Maple Leaf Foods Inc.	TransCanada Corporation
Quebecor Inc.

TELUS 2013 information circular	■ 23

Components of compensation

Applying the above principles, the Board approved the following compensation components for our directors, other than for Mr. Entwistle who is not entitled to director compensation. Each director (other than the CEO) is entitled to reimbursement for certain telecommunications services and products, subject to a specified cap, and to receive an extra meeting fee for return travel in excess of six hours to attend Board meetings:

Board service	2012 retainer and meeting fees ($)
Annual directors’ retainer	60,000
Meeting fee	1,500
Annual equity grant	100,000 in DSUs
Committee service: Audit
Chair’s retainer	20,000	(1)
Member retainer	10,000
Meeting fee	3,000
Committee service: Human Resources and Compensation
Chair’s retainer	15,000	(1)
Member retainer	5,000
Meeting fee	1,500
Committee service: Pension and Corporate Governance
Chair’s retainer	10,000	(1)
Member retainer	5,000
Meeting fee	1,500
Special Committee
Meeting fee	1,500
Board Chair
Annual retainer	225,000
Meeting fee	The Chair is not entitled to meeting fees (including Special Committee fees	)
Annual equity grant	235,000 in DSUs

(1)	Includes fee received as committee member.

24 ■	TELUS 2013 information circular

ABOUT OUR BOARD OF DIRECTORS

2012 actual compensation

The total compensation paid to non-management directors for the year ended December 31, 2012 is as follows:

	Fees earned ($)		Share–based awards (DSUs) ($)	Pension value ($)		All other compensation(3) ($)	Total ($)
Directors(1)	Annual retainer	Meeting fees(2)
Dick Auchinleck	72,500	27,000	100,000	–		9,735	209,235
Charlie Baillie	80,000	42,000	100,000	–		7,647	229,647
Micheline Bouchard	70,000	28,500	100,000	–		9,062	207,562
John Butler	70,000	43,500	100,000	–		7,569	221,069
Brian Canfield(4)	225,000	–	235,000	495,295	(5)	7,976	963,271
Stockwell Day	70,000	27,000	100,000	–		4,011	201,011
Pierre Ducros	70,000	30,000	100,000	–		9,500	209,500
Rusty Goepel	72,500	42,000	100,000	–		8,258	222,758
John Lacey	70,000	42,000	100,000	–		6,299	218,299
Bill MacKinnon	80,000	43,125	100,000	–		3,500	226,625
John Manley(6)	35,000	15,000	50,000	–		1,544	101,544
Ron Triffo(7)	25,000	16,500	–	–		4,603	46,103
Don Woodley	75,000	30,000	100,000	–		10,458	215,458

(1)	Mr. Entwistle, the CEO, is the only management director and does not receive compensation for his services as a director. Disclosure for Mr. Entwistle is on page 68.
(2)	Includes fees for attending the special shareholder meeting on October 17, 2012 and the Board’s Strategic Advance meeting, which was held as part of the third quarter 2012 meeting.
(3)	Includes travel fees, charitable donations of up to $500 per year made in the director’s name, telecom concessions such as phone and Internet services, equipment such as smartphones and tablets, and reimbursement for continuing education.
(4)	Mr. Canfield, as Board Chair, does not receive meeting fees.
(5)	Mr. Canfield receives a pension for his service as a retired employee of TELUS predecessors.
(6)	Mr. Manley joined the Board on July 1, 2012.
(7)	Mr. Triffo retired from the Board on May 8, 2012.

Directors may elect to receive their annual retainers and meeting fees in any combination of cash, DSUs and Shares, subject to a requirement that 50 per cent of their annual Board retainer must be paid in DSUs or directed to the purchase of Shares until they meet the minimum share ownership target noted below.

Director equity ownership target and ownership

In 2011, the Board approved a change to the equity ownership targets that directors are required to meet, such that the target is now expressed as a multiple of the annual cash retainer instead of a flat dollar amount. All directors (other than Mr. Entwistle) are now required to reach an equity ownership target equal to five times the annual retainer paid to such director for service on the Board, in each instance within five years of his or her appointment date. For the Board Chair, this equals $1,125,000 in TELUS equity; for all other directors (other than Mr. Entwistle) this equals $300,000 in equity. DSUs are included in calculating whether a director has met the equity ownership target.

All of the proposed non-management directors have far exceeded the ownership target, other than Stockwell Day, who joined the Board on July 1, 2011 and has until July 1, 2016 to meet the target, and John Manley, who joined the Board on July 1, 2012 and has until July 1, 2017 to meet the target. The actual number of Shares and DSUs owned or controlled by each non-management director as at December 31, 2011 and December 31, 2012, as well as their total market value, can be found in Director biographies on pages 15 to 20. Information for TELUS’ only employee director, Darren Entwistle, is on page 67.

TELUS 2013 information circular	■ 25

Director share-based awards

Below is a summary of all share-based awards outstanding as at December 31, 2012 for each director other than Mr. Entwistle. TELUS stopped granting options to non-management directors in 2002, and as at December 31, 2012, there were no option-based awards outstanding for any directors other than Mr. Entwistle. In fact, on March 14, 2012, the Board approved amendments to the Directors Deferred Share Unit Plan (Directors Plan) to eliminate the provisions relating to options. All share-based awards granted to directors

(other than Mr. Entwistle) were vested as at December 31, 2012. Information regarding option-based and share-based awards for Mr. Entwistle is on page 67. Effective upon completion of the Arrangement, the Board approved amendments to the Directors Plan to reflect the exchange of the Non-Voting Shares into Common Shares (see page 82 for a description of the Directors Plan). As of February 4, 2013, all amounts payable pursuant to the Directors Plan are based on the market price of the Common Shares or payable in Common Shares rather than Non-Voting Shares.

	Share-based awards(1)
Name	Number of Shares or DSUs that have vested(2)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)	Value granted in-year ($)(3)
Dick Auchinleck	51,525	3,322,637	347,340
Charlie Baillie	49,810	3,221,711	370,017
Micheline Bouchard	30,384	1,965,237	187,549
John Butler	35,298	2,283,075	200,168
Brian Canfield	64,719	4,188,552	423,273
Stockwell Day	2,851	184,403	116,850
Pierre Ducros	34,133	2,207,722	250,381
Rusty Goepel	30,286	1,958,898	187,298
John Lacey	40,896	2,645,153	214,171
Bill MacKinnon	14,320	926,218	208,194
John Manley	1,595	103,165	103,165
Don Woodley	35,298	2,283,075	200,168

(1)	DSUs for Common Shares and/or Non-Voting Shares as at December 31, 2012.
(2)	DSUs are valued and paid out within a certain period of time after the director ceases to be a director, as elected by him or her, in accordance with the terms of the Directors Plan. See page 82.
(3)	Based on closing price of Common Shares ($65.10) and Non-Voting Shares ($64.68) on December 31, 2012. Includes additional DSUs equivalent in value to the dividends paid on Common Shares, which were credited in-year.

Director evaluation

The Corporate Governance Committee, in conjunction with the Board Chair, carries out an annual assessment of the Board, the committees, the Chair and each director as required by the TELUS Board Policy Manual. The evaluation process assists the Board in assessing its overall performance and in measuring the contributions made by the Board as a whole, by each committee and by each director. It is also used to identify skills gaps and education opportunities for the Board and individual directors in the coming year as well as for Board succession planning. The Corporate Governance Committee annually reviews the adequacy of the evaluation process, with input from the Board Chair, and approves any changes.

The director evaluation process consists of a series of surveys as well as an in-depth one-on-one private interview between the Board Chair and each director.

The surveys are as follows:

■	In the Board effectiveness evaluation, directors rate the effectiveness of the Board, its processes and its relationship with management, and provide suggestions for improvement
■	In the committee effectiveness evaluations, directors rate the effectiveness of the committees on which they sit and assess fellow committee members and the chairs of their committees
■

In the peer evaluation, directors evaluate themselves and each of the other directors’ effectiveness as Board members. Directors also assess the effectiveness of the Board Chair and each committee chair

■	The skills self-assessment, completed by each director, is designed to help determine the strengths and gaps in Board skills as a whole, and to identify skill requirements for

26 ■	TELUS 2013 information circular

ABOUT OUR BOARD OF DIRECTORS

recruiting future directors and for succession planning. This self-assessment also assists the Corporate Governance Committee in determining the financial literacy of each director and topics for continuing education

■

Members of senior management who frequently interact with directors complete a management assessment survey, designed to evaluate the overall performance of the Board, the effectiveness of the Board and its committees, and the extent to which the Board and management support one another.

The Corporate Secretary collates the results of the assessments and provides a report to the Board Chair, who interviews each director separately to discuss the results of the evaluations and self-assessment. These interviews, generally lasting at least one hour each, provide an opportunity for frank and constructive discussion of any and all issues, with a view to enhancing Board performance as well as the personal contributions of each individual. The Chair reports to the Corporate Governance Committee and the Board, as well as to each committee chair with respect to committee evaluations, the aggregated results and his findings based on the assessments and interviews, and proposes actions where appropriate to respond to the report. The Chair’s report and proposed actions are discussed with the CEO, the Corporate Governance Committee and the Board, varied as appropriate, and then adopted for implementation. Similarly, the Corporate Governance Committee Chair reviews the assessments of the Board Chair, discusses those assessments with him and reports the results, his findings and any proposed actions to the Corporate Governance Committee and the Board for adoption.

The Corporate Governance Committee and the Board reviewed and discussed the 2012 assessments at their February 2013 meetings. They indicate that our Board is operating effectively, collaboratively and at a very high level, with no significant concern identified.

Board mandate and activities

A complete statement of TELUS’ corporate governance practices, including additional information regarding our Board of Directors, its mandate, our orientation and continuing education programs for directors and our director nomination process, can be found in Appendix A. The terms of reference for the Board are included as Appendix C.

Additional disclosure related to directors

Cease trade orders, bankruptcies, penalties or sanctions

Except as noted, within the 10 years ended March 11, 2013, TELUS is not aware of any proposed director of TELUS who had been a director or executive officer of any issuer which, while that person was acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

■

In March 2006, John Lacey was appointed to the board of directors of Stelco Inc. as a nominee of Tricap Management Limited. Stelco Inc. filed for bankruptcy protection under the Companies’ Creditors Arrangement Act (CCAA) in January 2004. Mr. Lacey’s appointment as a director was part of a court-supervised restructuring, from which Stelco Inc. emerged on March 31, 2006 and pursuant to which Tricap Management Limited had the right to appoint four of Stelco Inc.’s nine directors. In October 2007, United States Steel Corporation acquired Stelco Inc. and Mr. Lacey resigned from the Stelco Inc. board.

■

Charlie Baillie was a director of Dana Corporation, which filed for bankruptcy in March 2006 under Chapter 11 of the U.S. Bankruptcy Code. The company emerged from bankruptcy on February 1, 2008 and Mr. Baillie resigned from the Dana Corporation board.

■

John Manley was a director of Nortel Networks Corporation and Nortel Networks Limited (together, the Nortel Companies) when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain European, Middle Eastern and African subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing. Mr. Manley resigned as a director of the Nortel Companies on August 10, 2009.

Except as noted, within the 10 years ended March 11, 2013, TELUS is not aware of any proposed director of TELUS who

TELUS 2013 information circular	■ 27

had been a director, chief executive officer or chief financial officer of any issuer which was subject to an order that was issued while the director was acting in such capacity, or that was issued after the director ceased to be acting in such capacity and which resulted from an event that occurred while the director was acting in such capacity.

■

John Manley was a director of the Nortel Companies when the Ontario Securities Commission (OSC) prohibited all trading by directors, officers and certain current and former employees of the Nortel Companies on May 31, 2004. The order was issued due to the Nortel Companies having announced the need to restate certain of their previously reported financial results and the resulting delays in filing their financial statements in compliance with Ontario securities laws. The Autorité des marchés financiers (AMF) and the Alberta Securities Commission (ASC) issued similar orders. The order was revoked by the OSC on June 21, 2005 and the AMF and ASC orders were revoked shortly thereafter. Mr. Manley was not subject to the AMF or ASC orders. On March 10, 2006, the Nortel Companies announced the need to restate certain of their previously reported financial results and a resulting delay in the filing of certain 2005 financial statements by the required dates under Ontario securities laws. The OSC issued a further management cease trade order on April 10, 2006 prohibiting all directors, officers and certain current and former employees, including Mr. Manley, from trading in securities of the Nortel Companies until the filings were complete. The British Columbia Securities Commission (BCSC) and the AMF issued similar orders. The OSC lifted its cease trade order June 8, 2006 and the BCSC and AMF orders were revoked shortly thereafter. Mr. Manley was not subject to the BCSC or AMF orders.

Directors’ and officers’ insurance and indemnification

TELUS has entered into agreements to indemnify its directors for liabilities incurred while performing their duties, to the extent permitted by law. The Company also maintains insurance, which protects directors and officers of the Company against claims made, provided they acted in good faith on behalf of TELUS, and subject to policy restrictions. Such insurance currently provides for an annual aggregate limit of U.S. $160 million coverage with a U.S. $2.5 million deductible. Where the Company is not able to indemnify the insured persons, the deductible is nil. The approximate premium associated with the insurance protection of individual directors and officers was U.S. $1 million for 2012.

28 ■	TELUS 2013 information circular

SPECIAL COMMITTEE

Special Committee

As previously disclosed in TELUS’ information circulars dated March 22, 2012 and August 30, 2012, the Board constituted a Special Committee on January 25, 2012 composed of Brian Canfield (Chair of the Special Committee), Charlie Baillie, John Butler, John Lacey, Rusty Goepel and Bill MacKinnon. Its initial purpose was to review and evaluate the proposed replacement of the Company’s dual class share capital structure with a single class of voting equity securities, each having one vote per share, which was i) announced by the Company on February 21, 2012, ii) to be effected pursuant to a court approved plan of arrangement, iii) intended to be submitted to Shareholders for approval at the 2012 annual general meeting on May 9, 2012, and iv) withdrawn on May 8, 2012 (the Initial Proposal). In April 2012, the Special Committee began discussing other strategies that would result in the Common Shares becoming the only class of issued and outstanding voting securities. In July 2012, following completion of its analysis with the advice and assistance of its legal advisors, management determined that it was advisable to recommend to the Board that they carefully consider the implications of exchanging all of the issued and outstanding Non-Voting Shares for Common Shares on a one-for-one basis pursuant to a plan of Arrangement under the provision of Division 5 of Part 9 of the British Columbia Business Corporations Act (BCBCA) (the Arrangement) and whether to proceed with the Arrangement. The Arrangement did not involve an amendment to the Articles, and accordingly, the class of Non-Voting Shares remained in the authorized share capital.

On August 21, 2012, the Board approved and announced the Arrangement. The Arrangement was then approved by both TELUS’ shareholders at a meeting held on October 17, 2012 and the Supreme Court of British Columbia on December 18, 2012. On February 4, 2013, TELUS completed the Arrangement.

The Special Committee met eight times in 2012. Committee members, other than Brian Canfield, received meeting fees of $1,500 per meeting.

TELUS 2013 information circular	■ 29

Corporate governance in 2012

At TELUS, we have a strong commitment to best practices in corporate governance. In 2012, we implemented several new initiatives to enhance our efforts in this important area. These are highlighted below.

One share, one vote

The replacement of our dual share class structure with a single class of issued and outstanding voting securities, effective February 4, 2013, represents an important step in our governance regime. A single class of voting securities aligns our capital structure with what is generally viewed as best practice, where one share equals one vote. The Arrangement not only aligns voting rights with economic interest but it offers shareholders meaningful economic opportunity through increased trading liquidity and a Common Share listing on the New York Stock Exchange (NYSE).

Consistent with our firm commitment to the highest standards in corporate governance, the Board of Directors put in place a process to ensure the Arrangement would be in TELUS’ best interests and would be fair to the holders of Common Shares and Non-Voting Shares, respectively. This process included i) the formation of a Special Committee of the Board composed of independent directors to consider the Arrangement, ii) obtaining extensive expert financial and legal advice to assist in the decision-making process, and iii) seeking approval of the Arrangement from holders of Non-Voting Shares as well as holders of Common Shares, even though the Arrangement only affected the legal rights of holders of Non-Voting Shares and, therefore, only required the approval of holders of Non-Voting Shares.

Consistent with TELUS’ move to a single class share structure, Shareholders are being asked at the Meeting to consider proposed alterations to the Notice of Articles and the Articles of TELUS to eliminate the class of Non-Voting Shares and increase the maximum number of Common Shares that the Company is authorized to issue from 1,000,000,000 to 2,000,000,000, in order to keep the aggregate number of equity shares authorized for issuance the same, and changes to the Company’s Articles to, among other things, reflect the elimination of the Non-Voting Shares.

Director objectivity, independence and availability

Both the Human Resources and Compensation Committee and the Corporate Governance Committee considered a number of initiatives to enhance director objectivity, independence and availability. As a result of these reviews, the Board formally adopted the following policies in 2012:

■

Outside boards – TELUS directors can be members of four public boards outside the TELUS Board or, if the director is employed full-time as an executive at a public company, two boards. Furthermore, the CEO cannot sit on the board of a public company whose CEO sits on the TELUS Board

■	Interlocking boards – No more than two TELUS directors can sit on the same outside board or committee. The policy grandfathers any existing interlocks
■

Attendance – When a director has attended less than 75 per cent of Board and committee meetings held in a year (except if there are exceptional circumstances to justify the absences), the Corporate Governance Committee will take such director’s attendance into consideration during the director nomination process

■	Compensation Committee membership – No more than one in three members of the Human Resources and Compensation Committee may be the current CEO of another company.

Clawback policy

The Board adopted a formal clawback policy in 2012 that allows the Company to recover certain incentive or deferred compensation paid to the President and CEO or any Executive Vice-President of the Company and cancel any incentive or deferred compensation granted to such officers in certain circumstances where financial information upon which the payments were made or deferred compensation granted need to be restated. See page 49 for further details.

Risk oversight

As we first reported to you in 2011, our Board commenced an extensive review of its roles and responsibilities for enterprise risk identification, management and oversight in 2010. The review was conducted in three parts: an assessment of the adequacy of the Board’s framework for risk oversight, an assessment of the key enterprise risks and an in-depth risk analysis of our executive compensation programs.

In 2012, the Board continued to implement the risk oversight initiatives it commenced in 2010 and 2011. This included:

■

Participating in, for the third year in a row, the identification of the Company’s enterprise key risks through an internal risk control and assessment survey. The result revealed significant alignment between the Board’s perception of our top risks and those of the executive team

■	Participating in an interactive dialogue in regards to reviewing the results of the 2012 enterprise risk assessment, and discussing possible future risk trends

30 ■	TELUS 2013 information circular

CORPORATE GOVERNANCE IN 2012

■	Attending strategic educational sessions with various executive risk owners throughout the year.

Shareholder engagement and say on pay

Our Board of Directors has always believed in the importance of regular and constructive dialogue with our Shareholders. Some of our long-standing shareholder engagement practices include:

■	Holding annual general meetings in locations across Canada with an internationally accessible live webcast and feedback survey so that Shareholders, wherever they are, can provide comments
■	Maintaining a 1-800 investor line, ir@telus.com mailbox, and confidential ethics hotline and website to encourage Shareholders and the public to contact us with questions or concerns
■

Holding four quarterly earnings calls with financial analysts and institutional investors to present financial and operating results of the quarter. All calls are webcast and include executive presentations with analysts and institutional investors and open question-and-answer sessions. The webcast, slides, transcripts and audio replays are made available at telus.com/investors

■	Conducting executive tours and attending industry conferences with our executive officers in Canada and the United States where analysts and investors are in attendance
■

Holding meetings with shareholder advocacy groups (for example, the Canadian Coalition for Good Governance) on an ad hoc basis, typically with the Chair of the Board, Chair of the Human Resources and Compensation Committee or the Corporate Governance Committee to discuss executive compensation or governance issues

■	Inviting analysts and large institutional Shareholders to participate in an annual and confidential investor perception study administered by an independent third party.

Our Board email inbox (board@telus.com) provides Shareholders and other stakeholders with a tool to communicate directly with the Board between annual meetings. On a quarterly basis, the Corporate Governance Committee considers all communications sent to the Board inbox and reviews and considers responses in relation to corporate governance matters.

The Board has also adopted a policy on say on pay and Shareholder engagement, and at our annual general meeting in 2012, we conducted our second vote on say on pay, which received the overwhelming support of 97 per cent of votes cast. We continued to engage in dialogue during the year with certain Shareholders and shareholder advocacy groups for feedback about our executive compensation and corporate governance practices. While the feedback we received was overall very positive and reinforced the view that our policies continue to align with Shareholder expectations, we felt it appropriate to further our efforts and adopt some of the enhanced initiatives described above and on page 44 in support of evolving best practices.

We encourage Shareholders to contact the Board, and specifically members of the Human Resources and Compensation Committee, to discuss any concerns about our approach to executive compensation.

TELUS 2013 information circular	■ 31

Corporate Governance Committee report

Mandate

The mandate of the Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities to ensure that TELUS has an effective corporate governance regime. The Committee is responsible for monitoring corporate governance developments, emerging best practices and the effectiveness of our corporate governance practices. The Committee is also responsible for identifying, recruiting and recommending nominees for election as directors, providing ongoing education and development for directors, and overseeing Board and director evaluations. The Committee assesses and makes recommendations to the Board for its determination of the independence, financial literacy, financial expertise, and accounting or related financial management expertise of directors, as defined under corporate governance rules and guidelines. In addition, as part of its expanded risk oversight role, the Committee is responsible for monitoring and reviewing insurance, claims and property risks, corporate social responsibility and environmental matters, and recommending to the Board for approval environmental policies and procedure guidelines or material changes to such policies.

Membership

The current membership of the Committee is as follows:

Name	Independent
Rusty Goepel (Chair)	Yes
Dick Auchinleck	Yes
Pierre Ducros	Yes
Don Woodley	Yes

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board. Activities reviewed are based on its mandate and annual work plan. At each meeting, it holds an in-camera session without management present. The Committee held five meetings in 2012.

Highlights

Commitment to corporate governance

The Committee undertook the following initiatives as part of its commitment to best practices in corporate governance:

■

Reviewed and recommended to the Board for approval the adoption of formal policies with respect to interlocking boards, director attendance and limits on outside board membership, as disclosed on page 30

■

Reviewed and, together with the Human Resources and Compensation Committee (the Compensation Committee), recommended to the Board for approval a formal policy limiting the number of currently serving CEOs on the Compensation Committee to one-third of the members

■

Reviewed and recommended to the Board for approval the adoption of a formal policy limiting the number of outside public company boards on which the CEO of TELUS should serve to two and prohibiting the CEO from serving on the board of any other public company where the chief executive officer of that other company serves on the TELUS Board

■

Conducted an annual review of the TELUS Board Policy Manual, including all of the terms of reference contained therein, to ensure they remained appropriate and recommended changes to the Board for approval

■	Reviewed and approved the Committee’s annual work plan
■

Received and considered with management regular updates on changing laws, rules and regulations in both Canada and the United States, corporate governance initiatives taken by Canadian and United States securities regulators and other stakeholders, and emerging best practices and their implications for the Company

■	Reviewed the Company’s corporate social responsibility report.

Say on pay and Shareholder engagement

In 2012, the Committee undertook the following initiatives with respect to Shareholder engagement:

■	Evaluated the adequacy of the Company’s say-on-pay policy and Shareholder engagement practices
■

Reviewed and reported on Shareholder communications received in the Board inbox (board@telus.com) on a quarterly basis as well as any correspondence from the Board or committees sent in response to such communications.

Director evaluation

The Committee continued its comprehensive annual Board evaluation program in 2012 with a view to further fostering the objectives of:

■	Continuing to maintain Board performance at an exceptional level
■

Ensuring that the Board is continuously composed of directors who bring fresh ideas and perspectives to the Company, and who possess a mix of expertise and attributes that can best advance and oversee the strategy and direction of the Company

32 ■	TELUS 2013 information circular

COMMITTEE REPORTS

while recognizing that constant changes to the Board are unduly disruptive and should be avoided. Our director evaluation process is described in more detail on page 26.

Director search and succession planning

During the year, the Committee refreshed its review of the skills, attributes and tenure of the current directors in light of the business strategy and direction of the Company and prioritized certain desired skills and attributes for succession planning purposes, which include experience with the new content aspect of our business, technology and industry knowledge, audit committee financial expertise, geographical representation and diversity. The Committee maintains an evergreen list of potential director candidates. When recruiting new directors, the Committee considers, among other things, the vision and business strategy of the Company, the skills and competencies of the current directors, the existence of any gaps in Board skills, and the attributes and experience new directors should have in order to best enhance the Company’s business plan and strategies. While the Board does strive for diversity and takes into account factors such as gender, ethnic background, geographic origin and other personal characteristics when considering new directors, the Board considers the knowledge, skills, experience and character of an individual to be the most important criteria in determining the value he or she may bring to the Board. On July 1, 2012, the Committee’s search for additional director candidates with certain prioritized skills and attributes resulted in the appointment of John Manley to the Board. The Company continues its search for additional director candidates, but it is unlikely to be completed before the Meeting. The Board is authorized under the Articles to appoint up to four additional directors between the Meeting and the 2014 annual meeting. See pages 90 and 93 for further details on our director orientation processes and director nomination.

Risk management and oversight

■	Monitored the Company’s environmental risk management activities and results
■	Approved the annual renewal of directors’ and officers’ liability insurance coverage
■	Conducted its annual review of the Company’s directors’ and officers’ liability insurance program
■

Reviewed the adequacy of the Company’s insurance coverage including property insurance coverage, monitored ongoing developments in the insurance industry and reviewed the Company’s property risk management program

■	Conducted an annual risk update to the Board to assess the current risk allocation to the Committee and any emerging or new risks or changes in risk exposure levels.

Initiatives relating to directors

The Committee undertook the following additional initiatives relating to directors:

■	Conducted an annual review of the succession planning process for the Board Chair and committee chairs
■	Conducted an annual review of the Board and director evaluation process
■	Reviewed and approved the director compensation comparator group
■	Reviewed the results of the annual market benchmarking of directors’ compensation prepared by Meridian
■

Reviewed and recommended to the Board for approval amendments to the Director’s Share Option and Compensation Plan to eliminate the provisions relating to the granting of options, to give directors the ability to elect the valuation date of their DSUs upon retirement within a certain period of time, to change the name of the plan to Directors Deferred Share Unit Plan, to give effect to the Arrangement and make other minor housekeeping amendments

■	Reviewed and recommended to the Board for approval nominees for election as directors
■

Continued the ongoing education program for all directors, approved new initiatives to enhance the directors’ education portal website and approved an annual tuition credit for each director per year for any courses related to the director’s role on the Board

■	Conducted an annual review of the eligibility criteria to act as a director
■	Conducted an annual assessment of the independence and financial literacy of directors and recommended to the Board for approval determination of the same.

Other initiatives

The Committee also reviewed the report on charitable donations and political contributions made in 2011 and approved the 2012 charitable donation and political contribution budgets.

Signed, the members of the Corporate Governance Committee

Rusty Goepel (Chair)	Pierre Ducros

R.H. (Dick) Auchinleck	Don Woodley

TELUS 2013 information circular	■ 33

Pension Committee report

Mandate

The mandate of the Pension Committee is to oversee the administration, financial reporting and investment activities of the Pension Plan for Management and Professional Employees of TELUS Corporation, the TELUS Edmonton Pension Plan, the TELUS Corporation Pension Plan, the TELUS Québec Defined Benefit Pension Plan and the TELUS Defined Contribution Pension Plan, any successor plans, related supplemental retirement arrangements as mandated by the Board, and any related trust funds (collectively the Pension Plans). The Committee is responsible for reporting to the Board in respect of the actuarial soundness of the Pension Plans, the administrative aspects of the Pension Plans, investment policy, the performance of the investment portfolios and compliance with government legislation. The Committee may, from time to time, recommend to the Board for approval, fundamental changes in the nature of the pension arrangement for any Pension Plan, and fundamental changes in the governance structure for the Pension Plans.

Membership

The current membership of the Committee is as follows:

Name	Independent
Don Woodley (Chair)	Yes
Charlie Baillie	Yes
Micheline Bouchard	Yes
Rusty Goepel	Yes

Meetings

The Committee meets at least once each quarter and reports to the Board on its meetings. Activities reviewed are based on its mandate and annual work plan. At each meeting, the Committee meets in-camera without management present. The Committee also meets with Pension Plan auditors without management present at each quarterly meeting. The Committee held four meetings in 2012.

Highlights

Consolidation of plan actuaries

In 2012, the Committee issued a request for proposals for the consolidation of actuarial services. Previously, actuarial services related to the Company’s four major defined benefit pension plans were provided by three external actuarial firms, primarily for historical reasons. In August of 2012, the Committee appointed one actuarial firm to perform actuarial valuations and provide corporate accounting disclosures for all the Company’s plans effective December 31, 2012.

Audit of internal controls

The Committee received a report on the findings of an audit that was conducted by TELUS Internal Audit in consultation with an external audit firm in relation to the controls of the Company’s Pension Plans. The purpose of the audit was to assess the design and operation of the internal controls of TELUS pension administration and the external pension administration service provider. While the auditor identified some opportunities for improvement, it was confirmed to the Committee that no significant issues were identified. An audit of the controls in relation to investment management was conducted in 2010.

Investment management

The Committee approves asset allocation parameters on an annual basis and reviews investment strategy and performance quarterly. The overall investment strategy reflected a conservative allocation to equity and fixed income portfolios. During the year, the strategy also included a reduction in the number of externally managed Canadian equity portfolios with the funds being redeployed to a new synthetic equity portfolio. The new portfolio complements TELUS’ primarily internally managed Canadian equity portfolio and incorporates a managed derivative strategy to improve long-term returns and lower costs.

Governance

In accordance with its mandate, the Committee approved the appointments of the auditor and actuary for the Pension Plans. As well, the Committee received, reviewed or approved, as required, the following:

■	The Committee’s terms of reference, and recommended certain changes to the Corporate Governance Committee, for further recommendation to the Board
■	The Committee’s annual work plan
■	An annual report, including annual financial statements and audit reports prepared by the external auditors, for each of the Pension Plans
■	An audit scope report
■	An annual update on developments in pension law
■	Reports from the actuary of each Pension Plan, including the assumptions and results

34 ■	TELUS 2013 information circular

COMMITTEE REPORTS

■	Plan budgets, including Pension Plan expenses and peer plan results
■	Quarterly and annual investment results measured against plan benchmarks and liabilities
■	Plan insurance coverage
■	Management self-assessment of internal controls
■	Reports confirming compliance with Pension Plan ethical standards, investment policies and procedures, derivative policies and legislation
■	Surveys and reports concerning pension governance best practices
■	Investment manager performance assessments
■	The strategic investment plan and risk assessment
■	Management presentations on the topics of pension risks, operations overview and performance measurement.

Signed, the members of the Pension Committee

Don Woodley (Chair)	Charlie Baillie

Micheline Bouchard	Rusty Goepel

TELUS 2013 information circular	■ 35

Audit Committee report

Mandate

The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, internal controls and disclosure controls, legal, regulatory and ethical compliance and reporting and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the management of the Company’s risks, creditworthiness, treasury plans and financial policy, and the Company’s whistleblower and complaint procedures. For more information on the Audit Committee, including the text of its terms of reference, refer to the Audit Committee section in our Annual Information Form for the year ended December 31, 2012.

Membership

The current membership of the Committee is as follows:

Name	Independent
Bill MacKinnon (Chair) Audit committee financial expert	Yes
John Butler	Yes
Stockwell Day	Yes
John Lacey	Yes
John Manley	Yes

Ron Triffo was a member of the Committee until his retirement on May 9, 2012. John Manley joined the Committee upon his appointment to the Board on July 1, 2012.

The Board has determined that each member of the Committee is independent and financially literate, and that Bill MacKinnon is an audit committee financial expert and has accounting or related financial management expertise as defined by applicable securities laws. Information regarding the education and experience of the Committee members is contained in our Annual Information Form for the year ended December 31, 2012.

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board. Activities reviewed are based on its mandate and annual work plan. At each quarterly meeting, the Committee has the opportunity to meet separately in-camera with each of the Chief Financial Officer (CFO), the Chief Internal Auditor and the external auditors. It also meets separately with management. In addition, it holds an in-camera session without management present at each meeting. The Committee held five meetings in 2012.

Highlights

The following sets forth highlights of the actions taken by the Committee in 2012.

Financial reporting

■

Received presentations from the Company’s CFO and made inquiries related to the quarterly and annual financial performance and operating results of the Company, including its reporting segments, relative to results in prior periods and to investor expectations

■	Reviewed, throughout the year, any changes to or adoption of significant accounting policies and significant estimates impacting the current and future financial statements of the Company
■

Reviewed and discussed with the CEO and the CFO their readiness to certify the annual financial statements and related disclosure material, as required under the Sarbanes-Oxley Act (SOX), and the annual and interim financial statements and related disclosure materials, as required under Canadian securities legislation

■

Reviewed and recommended to the Board for approval the public release and filing of the annual audited consolidated financial statements and quarterly unaudited consolidated financial statements of the Company and subsidiaries whose financial statements are publicly filed, including related news releases and Management’s discussion and analysis

■	Reviewed and recommended to the Board for approval key securities filings that contain financial information, including the Annual Information Form and Form 40-F.

36 ■	TELUS 2013 information circular

COMMITTEE REPORTS

External auditors

■	Oversaw the work of the external auditors
■	Reviewed and approved the annual audit plan
■	Monitored the progress of the external audit
■	Received reports on the external auditors’ internal quality control procedures, independence and confidentiality procedures
■	Met quarterly with the external auditors without management present
■	Recommended to shareholders the appointment of external auditors
■	Reviewed and set the compensation of the external auditors
■	Reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditors or their affiliates.

Accounting and financial management

■

Reviewed and approved the Company’s major accounting policies, including alternatives and potential key management estimates and judgements and the Company’s financial policies and compliance with such policies

■

Reviewed quarterly financing reports and approved key treasury matters, including status of capital markets and the global credit availability and implications for TELUS, quarterly updated estimates of the Company’s weighted average cost of capital, telecom industry credit rating developments, credit ratings and comments about the Company by credit agencies, hedging programs, pension funding updates and financing plans such as renewal and amendments to credit facilities and debt refinancing plans including the offering of 3.35% Notes maturing on March 15, 2023 for aggregate gross proceeds of $500 million

■	Reviewed and recommended to the Board for approval the issuance of up to $600 million of senior unsecured notes, resulting in the offering of the 3.35% Notes mentioned above
■	Reviewed and recommended to the Board for approval two credit facilities related to the TELUS Garden office and residential tower development project in Vancouver
■	Reviewed and recommended to the Board for approval increases to the Company’s dividend within the target dividend payout ratio guideline
■	Reviewed quarterly reports on derivatives, guarantees and indemnities
■

Reviewed and recommended to the Board for approval amendments to the Company’s Dividend Reinvestment and Share Purchase Plan related to the Arrangement. The amendments also contemplate a direct registration system to evidence share ownership

■	Received quarterly reports regarding taxation matters including any tax adjustments, status of existing and projected tax provisions
■	Reviewed corporate reorganizations
■

Reviewed and discussed with management at each regularly scheduled quarterly meeting the results of significant capital expenditures including specific milestone reviews of major capital projects together with variances to authorized business cases (including TELUS Garden and Internet data centres).

Internal controls and disclosure controls

■	Reviewed and approved the internal audit program to provide assurance regarding risk exposures and internal controls
■	Reviewed quarterly reports on internal audit activities
■	Reviewed internal audit’s evaluation of the Company’s disclosure controls and internal control systems and risk mitigation progress
■	Met regularly with the Chief Internal Auditor without management present
■	Reviewed, for information, and confirmed no changes were needed to the Internal Audit Charter, which defines the scope, responsibilities and mandate of TELUS’ internal audit function
■	Monitored the adequacy of resourcing (including compensation, retention and people sourcing strategies) and the independence and objectivity of the internal audit function
■	Received briefings from management regarding key audit report followups
■

Reviewed quarterly the results of the cascading certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the CEO and CFO

■

Considered reports from the Chief Compliance Officer and Chief Legal Officer on matters relating to compliance with laws and regulations, including those pertaining to the Company’s Canadian and international operations

■	Received and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints.

Enterprise risk governance

■

Reviewed the results of management’s annual risk assessment (and quarterly updates thereto), the identification and prioritization of key enterprise risks, the engagement of executives to mitigate risk exposures, the perception of risk tolerance and appetite by key risk category, and management’s perceptions of the Company’s resilience and readiness level for key risks, including the development of key risk mitigation plans for 2013

TELUS 2013 information circular	■ 37

■	Reviewed reports on management’s approach for safeguarding corporate assets and information systems
■	Received periodic presentations on risk mitigation strategies from certain executive key risk owners.

Audit Committee related governance

■	Reviewed the Committee’s terms of reference and recommended to the Corporate Governance Committee minor amendments thereto, for further recommendation to the Board for approval
■	Reviewed and approved housekeeping changes to the Policy on Corporate Disclosure and Confidentiality of Information
■	Reviewed and approved the Committee’s annual work plan
■

Received and reviewed with management updates throughout the year related to changing governance-related laws, rules and emerging best practices and implications of the proposals of Canadian and United States regulators with respect to the Committee

■	Reviewed and recommended to the Board for approval the 2012 Ethics Policy
■	Monitored management’s annual conflict of interest disclosure and review process
■

Received and reviewed management’s annual sustainability plan and quarterly reports on the status relative to plan for activities to ensure SOX 404 compliance for the 2012 financial year, including a specific review of status of remediation efforts with respect to significant deficiencies (there were no known material weaknesses).

Signed, the members of the Audit Committee

Bill MacKinnon (Chair)	John Butler

Stockwell Day	John Lacey

John Manley

38 ■	TELUS 2013 information circular

COMMITTEE REPORTS

Human Resources and Compensation Committee report

Mandate

The Human Resources and Compensation Committee of the Board of Directors is responsible for developing the compensation philosophy and guidelines on executive compensation, overseeing succession planning for the executive team, determining CEO goals and objectives relative to compensation, evaluating CEO performance, reviewing and recommending CEO compensation based on its evaluation, and determining compensation for executives other than the CEO. The Committee ensures that compensation design and practices do not encourage undue risks. The Committee manages the supplemental retirement arrangements (other than registered pension plans) for the executive team and all of the Company’s equity-based incentive plans. The Committee’s mandate also includes oversight of health and safety policies, procedures and compliance, business continuity and disaster recovery planning, and certain aspects of the Company’s approach to business ethics and corporate conduct.

Membership

The current membership of the Committee is as follows:

Name	Independent
Charlie Baillie (Chair)	Yes
Dick Auchinleck	Yes
Micheline Bouchard	Yes
Pierre Ducros	Yes

In accordance with the Committee’s terms of reference, all members of the Committee are required to be independent. Furthermore, the Board has determined that all members of the Committee meet the compensation committee independence requirements of the NYSE. None of the members of the Committee are currently serving as CEOs of other companies, excluding personal holding companies. In 2012, the Committee adopted a formal policy limiting the number of currently serving CEOs of public companies on the Committee to no more than one-third of the members.

The Committee members have a complementary range of skills in areas such as human resources, corporate governance, risk assessment and public company leadership and board experience, which allow them to make effective decisions on the Company’s compensation practices. All of the Committee members have served in executive capacities or on compensation committees with other reporting issuers and, through those roles, have acquired direct experience relevant to their responsibilities in reviewing and considering executive compensation. The following is a brief description of the experience of each current member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Committee:

Charlie Baillie, Committee Chair – Charlie has extensive experience serving on boards and as a member of human resources and compensation committees with other public issuers, including CN Rail, George Weston Limited, Dana Corp., Ballard Power Systems Inc. and Quebecor World Inc. He also previously served as the CEO of the Toronto-Dominion Bank, during which time he was responsible for the human resources function for the organization, including matters such as compensation and incentive programs, leadership and succession planning and talent development. He has been a member of the Committee since 2007 and is also a member of our Pension Committee.

Dick Auchinleck – Dick was employed with Gulf Canada Resources Limited, a public oil and gas company, for over 25 years, retiring as the President and CEO. Through his executive roles, Dick has had exposure to a wide range of human resources issues, including the development and operation of compensation programs. He is also an experienced corporate director, having served on the board of directors of entities such as Enbridge Commercial Trust, ConocoPhillips and Hydro One Inc., and he is familiar with governance matters and regulatory requirements related to compensation practices. Dick joined the Committee in 2011 and was previously a member of the Committee from 2004 to 2007. He is also a member of our Corporate Governance Committee.

Micheline Bouchard – Micheline is an experienced executive and corporate board member and has served on human resources and compensation committees with a number of other companies. She currently serves as the Chair of the human resources and compensation committee of Harry Winston Diamond Corporation and is a member of the human resources and compensation committee of the Public Sector Pension Investment Board. She has had organizational exposure to human resources issues through her previous roles as a senior executive and is knowledgeable in areas such as governance matters and regulatory requirements, the development and

TELUS 2013 information circular	■ 39

oversight of compensation programs and pension-related matters. She has been a member of the Committee since 2009 and is also a member of our Pension Committee.

Pierre Ducros – Pierre was, until 1996, the Chairman, President and CEO of DMR Group Inc., an information technology company which he co-founded in 1973. He has also served on several boards and human resources and compensation committees of large companies, including Manulife Financial, as well as on boards for companies such as Laurentian Group, where he was the Chair, and Cognos Incorporated. As well, he was formerly the Chair of the human resources and compensation committee at Emergis Inc. He is well versed in governance principles and issues associated with the development and oversight of compensation programs. He has been a member of the Committee since 2009 and is also a member of our Corporate Governance Committee.

Further information about the Committee members can be found under Director biographies starting on page 15.

Meetings

The Committee meets at least once each quarter and reports to the Board on its activities. The matters reviewed are based on its mandate and annual work plan. At each meeting, the Committee holds an in-camera session without management present. The Committee also regularly holds an in-camera session with only the compensation consultant present, and the Committee Chair meets with the compensation consultant before each quarterly Committee meeting, and at other times on an as-needed basis. Since 2009, the Committee also holds an in-camera session with the Executive Vice-President (EVP), Human Resources and Chief Corporate Officer at each meeting. The Committee held five meetings in 2012.

Compensation Committee advisors

The Committee has retained Meridian Compensation Partners LLC (Meridian) as its independent executive compensation consultant. Meridian provides counsel to boards and management on executive and board compensation. Meridian was first retained in February 2010.

The mandate of the executive compensation consultant is to serve the Company and to work for the Committee in its review of executive compensation, including advising on the competitiveness of pay levels, executive compensation design issues, market trends and technical considerations. The nature and scope of services provided by Meridian to the Committee in 2012 included:

■	Competitive market pay analyses and market trends for executive compensation
■	An independent risk assessment of pay policies and practices
■	Ongoing support with regard to the latest relevant regulatory, technical and accounting considerations impacting executive compensation and executive benefits programs, including proxy disclosure
■	Advice on the comparator group for benchmarking compensation
■	Advice on considerations, such as timing, for the granting of long-term incentives in light of the Arrangement
■	Preparation for and attendance at Committee meetings and selected management meetings.

The Committee does not direct Meridian to perform the above services in any particular manner or under any particular method. It approves all invoices for executive compensation work performed by Meridian. The Committee has the final authority to hire and terminate Meridian as its executive compensation consultant and evaluates Meridian’s contributions and performance annually.

In addition to the services described above, Meridian assisted in determining a comparator group and gathering market information regarding director compensation in 2012. This information was used by the Corporate Governance Committee in its determination of the Company’s director compensation for 2012.

Meridian is required to obtain prior approval from the Committee Chair (or his or her delegate) for any material work for the Company or members of management, other than or in addition to compensation services provided in connection with the Company’s directors or executive officers. In 2012, the only services Meridian provided to the Company or its directors or management were executive and director compensation services.

Executive and director compensation related fees

The following table lists the fees billed by Meridian for the past two years.

($)
Type of work	2011		2012
Services related to determining director and executive officer compensation	345,877	(1)	319,956
All other fees	Nil		Nil
Total	345,877		319,956

(1)	Included fees for a compensation study relating to certain vice-president and senior vice-president positions completed in 2011.

40 ■	TELUS 2013 information circular

COMMITTEE REPORTS

Highlights

Succession planning

Each year, the Committee considers and discusses with the CEO and EVP, Human Resources and Chief Corporate Officer, the strength of the succession plan for each executive role, including the CEO role. This includes reviewing the pool of candidates identified by the CEO and his assessment of their readiness and capability to assume the role, either immediately or within a certain time period, and the development actions being undertaken to further enhance their readiness. If it is determined that external candidates are needed to strengthen a succession plan, the Company would recruit for a candidate immediately or on an opportunistic basis, depending on need and urgency. The CEO also presents an emergency candidate for each position. As outlined in its terms of reference, the Committee then approves the succession plan for all executives other than the CEO, and recommends to the Board for approval the succession plan for the CEO.

In addition, the Committee took the following actions in 2012 (or with respect to 2012 performance) in accordance with its annual work plan:

President and CEO

■	Reviewed and approved the corporate goals and objectives relevant to CEO compensation
■	Reviewed the form and adequacy of CEO total compensation
■	Assessed the performance of the CEO with the input of the Board and reported the results to the Board
■

Reviewed and recommended to the Board for approval the CEO’s compensation, based on the evaluation of his performance and the Committee’s review of the form and adequacy of CEO compensation as it relates to market data for this position. The Committee recommended, and the Board approved, an increase to the CEO’s performance bonus target percentage for 2012 from 50 to 60 per cent in respect of both the annual performance bonus and EPSUs

■	Reviewed and approved the expenses of the CEO and his office staff.

Executive management

■

Reviewed the degree of stretch in the financial goals on the corporate scorecard for the purpose of objective-setting for compensation purposes, and validated the measures relative to financial reporting

■	Reviewed and recommended to the Board for approval the proposed appointment of individuals as executives and as corporate officers of the Company
■

Reviewed the Company’s compensation philosophy and guidelines for executives by assessing the linkage of the executive compensation philosophy and executive incentive plans to the Company’s financial and non-financial performance, support of the Company’s business strategy and alignment with the Company’s employee compensation philosophy

■

Reviewed and approved an independent assessment conducted by Meridian of the following key compensation parameters to determine the extent to which they encourage risk-taking and whether there are appropriate mitigating safeguards: pay philosophy and governance, pay mix and balance, incentives and performance measurement, stock-based incentives/ownership guidelines, and compensation policies and provisions. The Committee concluded that our compensation practices do not encourage undue risk-taking and noted improvements over the previous year’s assessment with the planned adoption of performance contingent long-term incentives for 2013 performance, adoption of a clawback policy and adoption of share-holding requirements for executives retiring from the Company and for executives who have not yet reached their share ownership requirements

■	Reviewed and approved the selection of a Canadian comparator group for benchmarking executive compensation and the selection of a U.S.-based telecom comparator group for a secondary reference
■	Considered market trends and data, and then reviewed and approved the form and adequacy of compensation for executives other than the CEO
■	Reviewed and approved the size of the performance bonus profit-sharing pool for executives other than the CEO
■	Reviewed the CEO’s evaluation of the performance of individual executives
■

Reviewed and approved the compensation of individual executives other than the CEO, after considering the evaluation and recommendations of the CEO and applying the Company’s compensation principles as described on page 47

■	Received updates on the share ownership of executives relative to target.

Equity plans

■

Reviewed and recommended to the Board for approval the annual grants of restricted stock units (RSUs) to management (including executives) under the Restricted Stock Unit Plan for 2012 performance, specifically taking into account pay for performance

TELUS 2013 information circular	■ 41

■	Approved annual grants of performance stock units to executives (EPSUs) and to management (MPSUs) under the Performance Stock Unit Plan for 2012 performance
■

Reviewed and recommended to the Board for approval the replenishment of a discretionary pool of options and RSUs that the CEO has the authority to grant to non-executive management for reward, retention and recognition purposes, subject to the parameters specified by the Committee

■	Monitored ad hoc grants under the Restricted Stock Unit Plan and the Management Option Plan to certain non-executive management for reward, retention or recognition purposes
■	Received reports on the status of the option share reserves
■

Reviewed and recommended to the Board for approval the deferral of the grant date of share options for the annual and ad hoc grants under the Management Option Plan until after the effective date of the Arrangement; the same deferral was put in place for RSU and PSU grants

■

Reviewed and recommended to the Board for approval in February 2013 changes to the Management Option Plan, Restricted Stock Unit Plan, Performance Stock Unit Plan, Directors Deferred Share Unit Plan and Employee Share Purchase Plan to give effect to the Arrangement, and for other housekeeping matters and, in the case of the Directors Plan, to remove the ability to grant options to directors

■

Reviewed and recommended to the Board for approval changes to the Management Option Plan, Restricted Stock Unit Plan and Performance Stock Unit Plan to reflect that a double trigger (where both a change in control and termination without cause take place) is the default requirement prior to equity vesting in a change of control situation. These changes to the Management Option Plan were approved by the Toronto Stock Exchange

■

Approved in principle the addition of equity-based, long-term performance-contingent incentives; the Committee will consider the design of this new incentive program and intends to formally approve it in time for the annual grants in respect of 2013 performance to be made in early 2014.

Governance

■

Approved a proposal to limit to the number of currently serving CEOs of public companies that may serve on the Committee to no more than one-third of the members. The Board approved an amendment to the Committee’s terms of reference to reflect this change

■	Reviewed and approved the Committee’s annual work plan
■

Received regular updates from management and the compensation consultant, and considered proposed and new Canadian and U.S. regulatory requirements, as well as evolving best practices on executive compensation matters

■	Received compliance reports on a quarterly basis from the Respectful Workplace Office
■

Received compliance reports on a quarterly basis in respect of business ethics at the Company, conducted an annual review of the Company’s Ethics Policy and recommended changes thereto to the Board for approval

■	Considered reports on the Company’s business continuity, including work stoppage, pandemic and disaster recovery plans
■	Reviewed reports on employee health and safety programs and results
■	Approved the annual work plan, budget and fees of the compensation consultant and conducted an annual assessment of its performance
■

Received an overview of market trends and best practices regarding long-term performance-contingent incentive compensation plans and the vesting and payout of long-term incentive awards in connection with a change of control

■

Approved a requirement that executives who have not yet met the share ownership guidelines take 50 per cent of their net equity award (after taxes) in shares for any equity vesting and hold them until their share ownership guidelines are met

■	Approved a requirement for any executive retiring after January 1, 2013 to hold the number of shares equivalent to his share ownership requirement for one year post retirement
■

Recommended to the Board for approval a clawback policy that permits the Company to recoup certain incentive compensation from executives in the event of an overpayment of incentive due to material misrepresentation of corporate performance through misconduct

■	Eliminated granting additional years of pension service, under the two-for-one pension arrangement provision (see page 49), going forward
■	Received an annual labour relations update from management
■	Received an annual team engagement update from management
■	Reviewed (and in some cases amended) various executive policies.

Public disclosure

■	Reviewed and approved for publication this report of the Committee, and the compensation discussion and analysis that follows.

42 ■	TELUS 2013 information circular

EXECUTIVE COMPENSATION AT TELUS

Executive compensation at TELUS

TELUS 2013 information circular	■ 43

Report to Shareholders

To our Shareholders,

At TELUS, we are firmly committed to keeping you informed on the compensation of our executives – what we pay them, how we pay them and why we take the approach that we do. As part of this commitment, our goal is to provide you with information that is clear, relevant and helpful in enhancing your understanding of executive compensation at TELUS and to ensure you have the information you need to evaluate our compensation program.

Governance initiatives in 2012

Each year, we reach out to our Shareholders to better understand their interests and to help us achieve our goal of providing exceptional disclosure. We also strive to implement new initiatives that enhance the already robust pay practices at TELUS. The following summarizes some of the changes we made in 2012, as a result of our efforts:

■	We are designing equity-based awards with performance vesting conditions in respect of 2013 performance
■	We now require executives who have not met their share ownership guidelines to take 50 per cent of their vesting equity awards in shares and to hold those shares until they reach the guideline
■	We require any executive retiring after January 1, 2013 to hold the equivalent of his or her share ownership guideline for one year following retirement
■

We adopted a clawback policy allowing the Company to recoup an executive’s incentive compensation in the event of a material misrepresentation or material error in the financial statements, misconduct and overpayment of incentives attributable to the restated financials

■	We have eliminated the practice of granting additional years of pension service, under the two-for-one pension arrangement provision (see page 49), going forward
■

We approved changes to the Management Option Plan, Restricted Stock Unit Plan and Performance Stock Unit Plan to reflect that a double trigger is the default requirement prior to equity vesting in a change of control situation (the changes to the Management Option Plan were approved by the Toronto Stock Exchange, or TSX)

■	We are providing new disclosure regarding the CEO’s compensation, expressing it as a ratio against a key metric (see page 62)
■	We approved a limit to the number of currently serving CEOs of public companies that may serve on the Committee to no more than one-third of the members.

Our approach to executive compensation

Our philosophy is to pay for performance. Actual compensation for executives should have a direct connection to the actual contribution they make to overall business objectives and corporate success. As a result, our compensation program strongly links executive pay to actual performance and aligns compensation with shareholder value.

Building on this approach, we target a full 75 per cent of an executive vice-president’s (EVP’s) compensation and 85 per cent of the CEO’s compensation to be in the form of at-risk pay, which includes an annual performance bonus paid in cash, executive performance stock units (EPSUs), restricted stock units (RSUs) and/or options that are tied to the share price of the Company. TELUS’ long-term incentive awards are performance differentiated and granted based on an individual’s in-year performance and future potential, which the Company and its Board deem to be a leading practice relative to long-term incentives that are granted based only on market benchmarks. Our practice provides for performance-based differentiation as a result of corporate and individual performance.

Furthermore, the majority of an EVP’s at-risk pay is linked to medium-term (EPSUs) and longer-term (RSUs and/or options) results, with only the annual performance bonus tied to short-term results. The remaining 25 per cent of an EVP’s targeted pay and 15 per cent of the CEO’s targeted pay is fixed (base salary).

Aligning compensation to corporate strategy

To effectively enhance the growth and profitability of the Company, the entire TELUS team is focused on the delivery of our national growth strategy and six strategic imperatives (see page 47), which have guided our efforts since 2000. To further advance our strategy, each year we establish corporate priorities, which are also shown on page 47.

To align executive compensation to our corporate strategy, we incorporate a direct link between an executive’s performance – objectively measured by achievement of our strategic imperatives and corporate priorities – and the resulting compensation, and we create a balance between a short-term and longer-term view through a mix of compensation elements. See page 47 for more information on linkage and page 53 for more information on compensation mix.

44 ■	TELUS 2013 information circular

EXECUTIVE COMPENSATION AT TELUS

Designing executive compensation that encourages appropriate risk-taking

A key component of our executive compensation program is the comprehensive approach we take to managing risk-taking by our executives. In addition to the many long-standing practices we have in place in this regard, in 2012 the Compensation Committee engaged Meridian to conduct an independent formal assessment of the linkages between pay practices and risk. The Compensation Committee considered Meridian’s assessment in concluding that our compensation practices do not encourage excessive or inappropriate risk-taking. See page 48 for further details regarding this assessment.

Highlighted below are some of TELUS’ practices, policies and inherent design elements of our compensation program that help to manage and mitigate risk in executive compensation.

■	Our clawback policy allows the Company to recoup incentive compensation in certain circumstances (see page 49)
■	The mix of short, medium and longer-term compensation encourages executives to take a balanced view and discourages excessive risk-taking or behaviour that is too conservative
■

The corporate scorecard (with an 80 per cent weighting in determining an executive’s annual performance bonus and EPSU award) contains diverse metrics that balance shorter-term objectives and longer-term sustainable growth

■	Targets for performance metrics in the corporate scorecard are stress tested and generally made more difficult each year to promote continuous stretch and performance improvement year over year
■

Annual performance bonus and EPSU awards can be as low as zero if minimum threshold levels of all corporate and individual performance are not met, and are capped at 200 per cent where corporate and individual performance objectives are exceeded to prevent excessive payouts and to act as a disincentive against excessive risk-taking

■	Individual performance objectives are tied to a strong team culture, which precludes individual executives from acting unilaterally without clear leadership team knowledge, involvement or approval
■

EPSU (medium-term) awards are linked to share price performance and reduced if the share price declines during a performance year (but are not increased in a corresponding manner if the share price increases during a performance year)

■	The largest component of pay is in the form of long-term incentives (approximately 50 per cent at-target for EVPs and approximately 67 per cent for the CEO) that focuses on our longer-term success and mitigates excessive short-term risk-taking. The size of these incentives is linked to performance and can range from zero for an executive with a low PVAAM (personal value-add assessment model) rating to an amount that would put the total direct compensation at or near the 75th percentile of the comparator group for an executive who is determined to be a crucial resource to the Company based on his or her PVAAM rating. For an explanation of PVAAM, see page 56

■

Long-term incentives are granted on an annual basis, based on performance, to encourage consistent performance year over year and to prevent varying performance that might be intended to maximize a multi-year award.

We prohibit TELUS’ Board of Directors, officers, executives and other senior managers from engaging in short selling or trading in puts, calls or options in respect of TELUS securities. This prohibition includes all forms of hedging and monetization of equity awards before vesting. We also require TELUS’ Board of Directors, officers and executives to notify the Corporate Secretary prior to engaging in any trading of TELUS securities.

Highlights of 2012 performance and CEO compensation and pay

For TELUS, 2012 was a year of many successes including delivering total shareholder returns of 20 per cent (on a blended basis) and outperforming both our global peers (as measured by the MSCI World Telecom Index) and the S&P/TSX by 13 percentage points; receiving overwhelming shareholder support for TELUS’ share exchange proposal; advancing our top priority of putting customers first, including realizing a 13 per cent decrease in customer complaints about TELUS according to the Federal Commissioner for Complaints for Telecommunications Services, despite overall complaints rising 35 per cent across the industry; launching and expanding our 4G long-term evolution (LTE) network to reach more than two-thirds of Canadians, enhancing our global leadership in technology innovation; being named to the Dow Jones Sustainability North America Index for the 12th year in a row, an accomplishment unequalled by any North American telecom or cable company; receiving one of the inaugural Prime Minister’s Volunteer Awards for giving back to citizens in need through volunteering; and realizing, for the second consecutive year, an outstanding increase in employee engagement giving us the highest engagement score in Canada for any organization with 15,000 or more employees and putting us in the top one per cent globally according to our independent surveyor Aon Hewitt.

TELUS 2013 information circular	■ 45

TELUS’ consistent strategy, high-performing and engaged team, growth-oriented asset mix and commitment to customer experience and operational excellence, combined with the benefits of strategic investments in our networks, are evidenced by the Company’s financial performance in 2012. Revenue growth of five per cent resulted from higher wireless revenue driven by continued subscriber and data average revenue per subscriber unit (ARPU) growth and an increase in wireline data revenue. Earnings before interest, taxes, depreciation and amortization (EBITDA) grew by 5.1 per cent whereas earnings per share increased by 7.7 per cent. Free cash flow grew by 33.5 per cent. For definitions of EBITDA and free cash flow, which are non-GAAP measures, see Section 11 of Management’s discussion and analysis in our 2012 annual report. TELUS’ Common Share price increased from $57.64 at the end of 2011 to $65.10 at the end of 2012, representing a 12.9 per cent increase in shareholder value. The TELUS Non-Voting Share price increased from $54.64 to $64.68 in the same period representing an 18.4 per cent increase in value. In addition, Shareholders saw $2.44 of dividends declared per Share in the same period resulting in a blended (Common and Non-Voting) total shareholder return including reinvested dividends of approximately 20 per cent.

Compensation for 2012 reflected excellent corporate performance against targets. The many successes noted above resulted in a corporate scorecard multiplier of 1.00 compared to 0.82 for 2011. Mr. Entwistle’s total direct compensation (including base salary, annual cash bonus and share-based awards) for 2012 was $9,732,642 compared to $8,689,206 in 2011. The change in total direct compensation reflects overall enhanced performance at the corporate level and highly effective personal performance and leadership on the part of Mr. Entwistle. It also reflects the following compensation changes in 2012 compared to 2011: i) salary increase of $62,500, (ii) long-term incentive grant increase of $500,000, and (iii) annual performance bonus and EPSU grant increases of $240,468 each. He invested his 2012 after-tax base salary in TELUS Shares, and is doing so again for the fourth consecutive year in 2013.

Mr. Entwistle’s total compensation for 2012 increased by $844,819 or 8.3 per cent over 2011, while Shareholders benefited from a 20 per cent total shareholder return for the year on a blended basis (Common and Non-Voting) including reinvested dividends. The increase in total compensation resulted from the factors noted above relating to the change in Mr. Entwistle’s total direct compensation, plus a reduction in annual compensatory pension value of $228,000 and an increase in all other compensation of $29,383 in 2012. Over the period of the past 13 years, under the leadership of Mr. Entwistle, TELUS holds the top position globally on the MSCI World Telecom Index for incumbent telecommunications companies with a total return of 196 per cent (including reinvested dividends).

The following graph shows a comparison of Mr. Entwistle’s total compensation for 2008 through 2012.

(1)	Share-based awards include the EPSU grant that was awarded in cash from 2008 to 2012.

Further details on the compensation paid to Mr. Entwistle and our other named executive officers (NEOs) are available starting on page 68. Overall, the NEOs’ total compensation increased 13 per cent this year, well below the total shareholder return of approximately 20 per cent.

Commitment to communication

As part of our commitment to provide you with complete and relevant information regarding our executive compensation program, the following pages contain a much more detailed look at the methodologies we use and the actual pay our executives receive. We invite you to review the following sections to gain a greater understanding of our executive compensation program, and to give direct feedback to your Board at board@telus.com.

Sincerely,

Charlie Baillie

Chair, Human Resources and Compensation Committee,

On behalf of the TELUS Board of Directors

46 ■	TELUS 2013 information circular

EXECUTIVE COMPENSATION AT TELUS

Compensation discussion and analysis

The following is a discussion of TELUS’ executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation and the actual compensation paid to executives for their 2012 performance.

Board oversight

The Compensation Committee is responsible for reviewing and approving the compensation arrangements of all EVPs other than the CEO, and for reviewing and recommending to the Board for approval the compensation arrangements of the CEO.

Compensation philosophy

TELUS is a strong proponent of paying for performance. We have a clear and direct linkage between compensation and the achievement of business objectives – in the short, medium and long-term – by providing an appropriate mix of fixed versus at-risk compensation, and immediate versus future income linked to the Company’s Share price performance.

A key mandate of the Compensation Committee is to maintain an executive compensation program that supports the achievement of three objectives:

■	To advance the business strategy of the Company
■	To enhance the growth and profitability of the Company
■	To attract and retain the key talent necessary to achieve the business objectives of the Company.

The Compensation Committee utilizes both a market-based and a performance-based approach to compensation. An executive’s compensation is based on his or her personal performance, together with corporate performance and competitive market compensation data.

Alignment to corporate strategy

Our national growth strategy, which was developed in 2000 and remains both relevant and forward-looking today, is founded on our strategic intent – to unleash the power of the Internet to deliver the best solutions for Canadians at home, in the workplace and on the move. Guiding our efforts are six strategic imperatives, which have also been in place for more than a decade:

■	Focusing relentlessly on the growth markets of data, Internet protocol (IP) and wireless
■	Providing integrated solutions that differentiate TELUS from our competitors
■	Building national capabilities across data, IP, voice and wireless
■	Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business
■	Going to market as one team, under a common brand, executing a single strategy
■	Investing in internal capabilities to build a high-performance culture and efficient operation.

In addition, each year we establish corporate priorities to advance our national strategy. For 2012, these priorities were to:

■	Deliver on TELUS’ future friendly brand promise by putting customers first
■	Increase our competitive advantage through technology leadership
■	Drive TELUS’ leadership position in its chosen business and public sector markets
■	Accelerate TELUS’ leadership position in healthcare information technology
■	Strive to further improve our operational efficiency and effectiveness
■	Build our culture for sustained competitive advantage.

Our 2012 corporate scorecard metrics (see page 59) and personal performance objectives of our executives (see page 61) are directly linked to achieving these objectives.

Risk versus reward

Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. In addition to the practices we outlined in our Report to Shareholders in page 44, we also have the following in place:

■

At-target, only 12.5 per cent of an EVP’s pay (annual performance bonus) is tied to short-term results with 50 per cent being tied to long-term incentives (RSUs and/or options), while for the CEO only nine per cent is tied to short-term results with 67 per cent being tied to long-term incentives

■	The annual performance bonus is based on a percentage of earnings before interest and taxes (EBIT), thereby managing payouts based on profitability

TELUS 2013 information circular	■ 47

■

We require all of our EVPs to own at least one times their annual base salary in Shares and the CEO to own at least three times his annual base salary in Shares. Options, EPSUs and RSUs are not included in the calculation of an executive’s share ownership. If an EVP does not meet this guideline, he must take 50 per cent of his net equity award (after taxes) in shares for any equity vesting and hold them until his share ownership requirement is met

■

With respect to 2013 performance (and thereafter), the Compensation Committee intends to adopt performance-contingent incentive compensation and is currently working on the structure and design of such plan.

The Board maintained its strong focus on risk oversight in 2012 by considering the results of an extensive review that was conducted in three parts starting in 2010: an assessment of the adequacy of the Board’s framework for risk oversight, an assessment of the key enterprise risks and an in-depth risk analysis of our executive compensation programs. As a result of this review, in 2011, the Board formally expanded the Compensation Committee’s risk oversight activities by amending its terms of reference to include a mandatory annual review of the linkage between our pay practices and risk. In 2012, this assessment was conducted by the Committee’s independent consultant, Meridian, who concluded that there are an increased number (from last year) of appropriate measures in place to mitigate or balance any potential for undue risk-taking. Meridian based its assessment on a scorecard that reviewed 47 dimensions across the following five categories:

■	Pay philosophy and governance
■	Pay mix and balance
■	Incentives and performance measurement
■	Stock-based incentives/ownership
■	Compensation policies and provisions.

After considering the results of the assessment, the Compensation Committee did not identify any risks arising from the Company’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company.

Engagement with Shareholders and stakeholders

At TELUS, 2012 proved to be an exceptional year for shareholder engagement. Given the two contested share exchange proposals we put forward in 2012, TELUS engaged a proxy solicitation firm, had numerous mail-outs and undertook multiple call-out programs to inform shareholders of the proposals. As a result, we had record-high shareholder participation at our May and October shareholder meetings and overwhelming shareholder support for our share exchange proposal, which became effective on February 4, 2013. With respect to executive compensation, we achieved 97 per cent approval on our second annual say-on-pay vote on executive compensation. Finally, the Chair of our Compensation Committee met with representatives from the Canadian Coalition for Good Governance and other shareholder advocacy groups, while our EVP, Human Resources and Chief Corporate Officer met with some of our institutional shareholders, to discuss our executive compensation practices and disclosure. We remain committed to listening to our Shareholders and to providing clear, helpful and thorough disclosure regarding our pay practices. A list of enhancements made as a result of this outreach is on page 44 and below.

Changes to compensation approved in 2012

Profit-sharing pool

In 2012, the Compensation Committee and the Board approved an increase in the size of the profit-sharing pool on which our annual performance bonus is based. The pool is based on a percentage of EBIT. For 2012, the pool was set at 8.15 per cent of EBIT, increased from 7.25 per cent in 2011.

Our profit-sharing pool, adopted in 2010, results in target payouts that are lower than under the methodology that was previously used, and applies to the entire TELUS team, including our executives and the CEO. Benefits of the profit-sharing pool include:

■	Affordability – by linking the size of the annual bonus pool to EBIT, we ensure that the payout is always affordable
■	Transparency – this methodology provides a more transparent and easily understandable approach for team members and shareholders
■

One team, one goal – by shifting the focus away from each individual business unit, we strengthen our goal of having a one-team collaborative culture and create a true profit-sharing mindset across the Company.

We selected EBIT as the measure because we believe it is a fair and accurate representation of TELUS’ profit that team members can help to influence and it measures the effectiveness of our return on capital investments by accounting for depreciation and amortization.

New hold period for shares when equity vests

Executives who have not yet met the share ownership requirement must now take 50 per cent of their net equity award (after taxes) in shares for any equity vesting and hold them until their requirement is met.

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Changes to CEO compensation

Based on the evaluation of the CEO’s performance and the Compensation Committee’s review of the form and adequacy of the CEO compensation as it relates to both the Canadian and U.S. peer group the Board approved an increase to the CEO’s performance bonus target percentage for 2012 from 50 per cent to 60 per cent in respect to both annual performance bonus and ESPUs.

Changes to compensation approved for 2013

Increase in profit-sharing pool

In 2013, the Board and the Compensation Committee approved an increase in the size of the profit-sharing pool to 9.25 per cent of EBIT (after implementation of the IAS 19 employee benefits accounting standard). Depending on the Company’s performance, the size of the pool can be increased within a narrow range. This increased percentage for the purposes of the 2013 annual performance bonus is driven by affordability and investment in the TELUS team.

Performance-contingent incentives

The Compensation Committee has approved in principle the addition of equity-based, long-term performance-contingent incentives for 2014 and thereafter. The Committee is currently considering the design and structure of this new incentive program and intends to formally approve it in time for the annual grant in respect of 2013 performance to be made in early 2014.

Clawback policy

Effective January 1, 2013, the Board approved a clawback policy that allows the Company to recover incentives in certain circumstances where there has been a material misrepresentation or material error resulting in the restatement of the Company’s financial statements, an executive would have received less incentive compensation based on the restated financials, and the executive’s misconduct (such as an act of fraud, dishonesty or wilful negligence or material non-compliance with legal requirements) contributed to the obligation to restate the financial statements. Of note, the Company has not previously encountered a situation where a compensation recoupment or adjustment would have been required had a clawback policy been in place.

Hold period for shares on retirement

Any executive retiring after January 1, 2013 is now required to hold the number of shares equivalent to his or her share ownership requirement for one year post retirement. In the case of the CEO that amount is three times base salary and in the case of the EVPs that amount is one times their base salary.

No more extra years of credited pension service

Our Supplemental Retirement Arrangements permit the granting of additional years of pension service under a two-for-one pension service credits arrangement. Although we have used this benefit in the past to assist with both the attraction and retention of high-performing mid-career executives, the Compensation Committee approved discontinuing this practice going forward.

Double trigger is now the default requirement prior to equity vesting in a change of control situation

The Compensation Committee and the Board approved changes to the Management Option Plan, Restricted Stock Unit Plan and Performance Stock Unit Plan to reflect that a double trigger is the default requirement prior to equity vesting in a change of control situation. See page 81 for further explanation. The changes to the Management Option Plan were approved by the TSX.

Total compensation approach

TELUS takes a holistic approach to executive compensation. A summary of our complete compensation program is shown in the table on page 51.

Key compensation elements

The key components of direct compensation for EVPs are fixed base salary, which makes up 25 per cent of the executive’s targeted compensation, and variable at-risk compensation, which makes up the remaining 75 per cent. This 25/75 split is in keeping with TELUS’ commitment to pay for performance. The split for the CEO is 15 per cent fixed base salary and 85 per cent variable at-risk compensation. The targeted percentages of annual performance bonus and EPSU awards are further adjusted based on affordability.

The at-risk compensation includes short-term performance bonuses (which reward the executive for annual performance in cash), medium-term incentives (which reward for performance in the medium term during a period of just under three years through EPSUs) and long-term incentives (which are used for retention and reward performance over the long term through RSUs and stock options). The following charts show the targeted mix of fixed and at-risk compensation for EVPs and for the CEO.

TELUS 2013 information circular	■ 49

Also considered as part of the Company’s total compensation program are benefits and perquisites, and retirement benefits. See page 51 for details.

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Total compensation at a glance

Component	Targeted % of total	Description
Direct compensation
Fixed base salary	CEO 15 EVP 25

Annual base salary – cash

■    Ranges are established for each position based on market with the mid-point of the range being set at the market median. Executives are targeted to be paid at the mid-point.

At-risk compensation	CEO 9 EVP 12.5

Annual performance bonus – cash

■    Fifty per cent of base salary at-target for EVPs and 60% of base salary for the CEO, subject to affordability based on a profit-sharing pool (8.15% of EBIT for 2012 providing an at-target payout that is more reflective of approximately 38% of base salary versus 50% for EVPs and approximately 45% of base salary versus 60% for the CEO)

■    Tied to corporate and individual performance, with corporate performance given 80% weighting

■    Corporate performance is determined using a corporate balanced scorecard

■    Individual performance is determined by an assessment of performance against individual pre-stated annual objectives

■    Corporate and individual performance metrics can lead to payouts of zero (for substandard performance) to no more than 200% (for exceptional performance)

■    The CEO approves the executives’ individual performance objectives and the Compensation Committee approves the CEO’s performance objectives.

CEO 9 EVP 12.5

Annual medium-term incentive – EPSUs

■    Fifty per cent of base salary at-target for EVPs and 60% of base salary for the CEO, subject to affordability based on the profit-sharing pool (8.15% of EBIT for 2012 providing an at-target payout that is more reflective of approximately 38% of base salary versus 50% for EVPs and approximately 45% of base salary versus 60% for the CEO)

■    Determined in the same way as the annual performance bonus, but linked to share price performance – if the share price has declined during the performance year, the target award is reduced by the same percentage that the share price has declined. If the share price has increased during the performance year, there is no corresponding increase to the award

■    EPSUs vest at a rate of one-third every year over just under three years and encourage the executives to drive shareholder value over the medium term.

CEO 67 EVP 50

Annual long-term incentive – RSUs and/or stock options

■    This award typically consists of a mix of RSUs and/or stock options and has often been divided evenly in terms of dollar value between RSUs and stock options; for the last three years, however, the annual grant to the CEO and executives has consisted of RSUs only

■    Size of grants to executives is differentiated based in part on their performance and future potential (performance granting), as measured by their PVAAM, which is based on:

■    Results achieved

■    Leadership

■    Retention risk

■    Value to strategy

■    Size of grant is also determined in part by market benchmarking (see page 53)

■    Options have a term of seven years and cliff-vest after three years from the grant date, which ties payouts to future share price performance, which encourages executives to drive shareholder value over the longer term

■    RSUs cliff-vest in just under three years.

Indirect compensation
Benefits and perquisites		■ A competitive executive benefits program including comprehensive annual health assessments for the executives and their spouses ■ Vehicle, telecommunications benefit and flexible perquisite plan.
Retirement benefits		■ Registered defined benefits plan and Supplemental Retirement Arrangement (SRA) consistent with market practice ■ The SRA arrangements for all NEOs are described on page 71.

TELUS 2013 information circular	■ 51

Benchmarking

Highlights

■	We select a Canadian comparator group made up of competitors and companies in other Canadian industries of comparable complexity and size to benchmark compensation ranges and levels
■	We also use a U.S.-based comparator group as a secondary reference point
■	Benchmarking results are size-adjusted, when required, to the Company’s revenues
■	The companies in the comparator groups are updated and reviewed annually by the Compensation Committee
■	The comparator groups used for 2012 compensation were changed as disclosed below.

Selection of comparator group

Each year, the Compensation Committee reviews and selects a comparator group for benchmarking purposes. The selection of this group is done with input from our compensation consultant and management. The comparator group is made up of competitors of TELUS and companies in other Canadian industries of appropriate size compared to that of the Company and with executive positions of similar scope and complexity and with which TELUS would compete for executive talent in the marketplace. We also aim for the comparator group to include companies with strong financial results and governance practices. To ensure we do not overestimate compensation practices, benchmarking results are size-adjusted to the Company’s revenues using statistical analysis.

Typically, we consider an appropriate size range for companies included in our comparator groups to be approximately one-third to three times TELUS’ total revenues, depending on the availability of strong industry comparators. All of the companies comprising our 2012 Canadian comparator group used for benchmarking purposes are within or are close to this range in relation to TELUS’ 2011 annual revenue. Companies included in the 2012 Canadian comparator group had revenue ranging from $2.7 billion to $39.3 billion (based on 2011 results), with an average of $12.7 billion and a median of $10.4 billion, compared to TELUS’ revenue of $10.4 billion in 2011. The comparator group used in 2012 was identical to the comparator group used in 2011. For 2013, including for long-term incentives granted in February 2013 for 2012 performance, one change was made to the comparator group: the Compensation Committee replaced Research in Motion (RIM) with Thomson-Reuters Corp. Although effectively controlled, Thomson-Reuters Corp. is strong as a media industry comparator and is roughly similar to TELUS in size and scope.

Canadian comparator group used for benchmarking
Agrium Inc.	Rogers Communications Inc.
BCE Inc.	Shaw Communications Inc.
Canadian National Railway Company	Shoppers Drug Mart Corporation
Canadian Tire Corporation	Suncor Energy Inc.
Enbridge Inc.	Talisman Energy Inc.
Encana Corporation	Teck Resources Limited
Finning International Inc.	Thomson-Reuters Corp (new in 2013 – replaced RIM)
Loblaw Companies Limited	TransAlta Corporation
Maple Leaf Foods Inc.	TransCanada Corporation
Quebecor Inc.

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Recognizing the increasing competitiveness of the telecommunications industry and the global talent pool used at the executive level, the Compensation Committee also approved the continued use of a U.S.-based telecommunications comparator group as a secondary reference only. This group is not directly used for benchmarking, but serves as a secondary data point in assessing executive compensation against market data.

As noted above, we typically consider an appropriate size range for companies included in our comparator groups to be approximately one-third to three times TELUS’ total revenues, depending on the availability of strong industry comparators. Other than Verizon Communications, which is a strong industry comparator, the companies included in our 2012 U.S.-based comparator group fall within or very close to this range. The companies included in the 2012 U.S.-based comparator group had revenue ranging from U.S.$4.3 billion to U.S.$110.9 billion based on 2011 results, with an average of U.S.$22.9 billion and a median of U.S.$14.6 billion.

For the U.S. peer group, several corporate transactions and consolidations within the last few years have reduced the number of peers. The Compensation Committee approved, at Meridian’s suggestion, two new additions to bring the group to 11 companies. Cablevison Systems Corp. replaced Avaya Inc., which is privately-held and for which compensation data is no longer available. Liberty Global Inc. replaced Qwest following its amalgamation with CenturyLink Inc. last year.

U.S.-based comparator group used as secondary reference for benchmarking
Brightpoint, Inc.	Sprint Nextel Corporation
Cablevision Systems Corp. (new)	Telephone & Data Systems, Inc.
CenturyLink Inc	Time Warner Cable Inc.
Direct TV Group Inc.	Verizon Communications
Liberty Global Inc. (new)	Windstream Corporation
Qualcomm Inc.

Benchmarking process

The Compensation Committee reviews and benchmarks TELUS’ compensation mix and total proposed compensation for its executives against the same in the Canadian comparator group to ensure we are providing competitive compensation. To obtain a secondary reference point, the Compensation Committee then assesses the proposed compensation against the data from the U.S.-based comparator group.

The Compensation Committee also benchmarks and considers against the same Canadian comparator group the value of the other elements of an executive’s total compensation such as benefits, retirement programs and perquisites.

Throughout the process, the Compensation Committee engages and receives expert advice from the compensation consultant who conducts surveys and provides competitive data and market trends, and the Compensation Committee considers any management recommendations that may be offered. The benchmarking data, along with other relevant factors such as internal equity and strategic significance of the role, are used to develop a base salary range and a total compensation target for each executive position, as well as the appropriate mix of benefits and perquisites. In keeping with TELUS’ pay-for-performance approach, actual compensation is measured against the benchmark data but is driven by an executive’s performance.

Components of executive compensation

Base salary methodology

At TELUS, we target base salary at the 50th percentile of the Canadian comparator group. We then make adjustments to individual base salaries that we consider appropriate to recognize the executives’ varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, and the pay practices of companies in the comparator group. The Compensation Committee considers and approves base salaries of the executives, while the Board approves the CEO’s base salary based on the Compensation Committee’s recommendations.

At-risk incentive pay components

At-risk incentive pay consists of three components:

■	Annual performance bonus (cash)
■	Medium-term incentives (EPSU awards)
■	Long-term incentives (RSU and/or option awards).

The following information outlines how the at-risk components are determined and delivered.

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At-risk pay: Annual performance bonus

Methodology

The annual performance bonus is designed to reward the achievement of business objectives in the short term by providing immediate income in cash. It equals 50 per cent of the annual base salary for at-target performance for EVPs and 60 per cent of the annual base salary for at-target performance for the CEO (subject to affordability) and is calculated based on individual and corporate performance. To better reflect affordability and continued focus on funding strategic investments, this element of pay is based on a profit-sharing pool. For 2012, the profit-sharing pool was set at 8.15 per cent of EBIT, providing a reduced payout that is more reflective of approximately 38 per cent of an EVP’s base salary versus 50 per cent and approximately 45 per cent of the CEO’s base salary versus 60 per cent.

Each executive’s annual performance bonus is determined using the following formula. Each element in the formula is explained in the steps outlined below.

8.15% of 2012 EBIT	x	Executive’s personal portion of bonus pool	x	Corporate scorecard multiplier 0 to 200%	x	80% (corporate weighting)

+
8.15% of 2012 EBIT	x	Executive’s personal portion of bonus pool	x	Individual multiplier 0 to 200%	x	20% (individual weighting)

Annual performance bonus

To determine the annual performance bonus for each executive, we follow a four-step process:

■	Step 1: Determine the profit-sharing pool size and each executive’s personal portion of the pool
■	Step 2: Assess corporate performance as measured by the corporate scorecard results
■	Step 3: Assess the individual’s performance as measured by his or her results and leadership
■	Step 4: Calculate the annual performance bonus award based on the above payout formula.

Step 1: Determine the profit-sharing pool size and each executive’s personal portion of the pool

At the start of each year, the Board and the Compensation Committee approve the size of the profit-sharing pool for the executives, as a percentage of EBIT, from which the annual performance bonus is paid. As mentioned, for 2012, we set the profit-sharing pool at 8.15 per cent of EBIT.

Each executive’s personal portion of the 2012 profit-sharing pool is determined by the following formula:

Executive’s 2012 base salary x performance bonus target %
2012 base salary of all eligible participants including the executives x performance bonus target % of all eligible participants including the executives

Step 2: Assess corporate performance as measured by corporate scorecard results

Corporate performance is measured through the results of TELUS’ corporate scorecard. This is determined at the end of the performance year by rating the extent to which we have met or exceeded our targets for each metric determined at the start of the year. Our 2012 metrics measured achievements in three areas: customer excellence, profitable growth and efficiency and employee engagement. Please see page 59 for details on the 2012 corporate scorecard and our results.

Setting objectives

The objectives in our corporate scorecard are set each year and approved by the Compensation Committee at the beginning of the year. Financial metrics in the objectives are largely set based on targets that meet or exceed the annual budget approved by the Board.

The key aspects of the target-setting process include:

■	Selecting quantifiable performance metrics that are measurable and auditable
■

Ensuring that, as a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must exceed the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board

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■

Stress-testing the current year’s targets against the prior year’s scorecard to determine year-over-year continuous improvement. When the 2012 targets were run through the 2011 corporate scorecard for stress test purposes, the multiplier was 1.29x (whereas the 2011 corporate scorecard multiplier was 0.82x, clearly indicating that the 2012 targets represented a significant year-over-year uplift in targeted performance in comparison to the 2011 targets)

■	Ensuring that targets and stretch targets to determine when these objectives have been met or exceeded are clearly set out in the corporate scorecard
■	Ensuring all performance metrics are tied to the Company’s strategic imperatives and corporate priorities as outlined on page 47.

Step 3: Assess the individual’s performance as measured by results and leadership

Individual performance is measured against personal objectives of that executive as well as the display of leadership skills by that executive (the personal performance objectives).

The personal performance objectives of the CEO consist of strategic and operational objectives that support TELUS’ 2012 corporate priorities (as described on page 47) plus any other goals that may be set by the Compensation Committee.

The personal performance objectives of each executive support the personal performance objectives of the CEO and primarily consist of the strategic and operational objectives from the CEO’s performance objectives that relate to the business unit led by that executive, plus other goals that are set by the CEO.

The CEO assesses the personal performance results achieved by each executive and his or her leadership. The Compensation Committee, with input from the Board, assesses the personal performance results achieved by the CEO and his leadership. Input from each Board member regarding the CEO’s performance is obtained by the Chair of the Compensation Committee, who invites each member, approximately 10 days before the meeting of the Compensation Committee where members will assess the performance of the CEO, to provide him with their comments or observations in writing regarding the CEO’s performance. In particular, feedback is requested with respect to each of the four categories of PVAAM: results achieved, leadership, retention risk and value to strategy. Information on how to assess each such category is given to each Board member. See page 56 for further details regarding PVAAM.

Step 4: Calculate the annual performance bonus based on the payout formula

In the fourth step, the Compensation Committee reviews the CEO’s assessment of each executive’s performance, along with his recommendations on incentive payments, and determines the annual performance bonus of each executive using the formula on page 54. The Compensation Committee, with input from the Board, assesses the personal performance results achieved by the CEO and his leadership. Based on this assessment along with corporate results, the Compensation Committee recommends to the Board for approval the annual performance bonus of the CEO, also based on the formula on page 54.

The weight that corporate versus individual performance has in determining a team member’s annual performance bonus depends on the individual’s organizational level and ability to influence the Company’s overall performance. In the case of the executives, including the CEO, the weightings are 80 per cent on the corporate component and 20 per cent on the individual component.

Payout on corporate or individual performance can range from zero for substandard performance to a maximum of 200 per cent for exceptional performance. This approach ensures that the at-risk incentive pay reflects actual performance and requires truly outstanding results to deliver payments exceeding the target award.

At-risk pay: Medium-term incentives (EPSUs)

Methodology

Medium-term incentives are paid in the form of EPSUs under the Performance Stock Unit Plan. EPSUs are designed to reward the achievement of our business objectives in the medium term (up to three years) by providing future income that is linked to share price performance. This was achieved by pegging the value of EPSUs to the value of Non-Voting Shares (which further aligns the interest of executives with those of Shareholders) and paying them out over approximately three years on a schedule pursuant to which one-third of the EPSUs vest each year.

To determine this award, we start with the amount of the annual performance bonus and apply the following formula:

EPSU award =	The dollar value of the annual performance bonus The higher of TELUS Non-Voting Share price(1) at the beginning of the year OR at year-end

(1)	Determined using the weighted average price of the Non-Voting Shares of the Company listed on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher. As the Arrangement was completed on February 4, 2013, Common Shares will replace Non-Voting Shares in this formula going forward.

TELUS 2013 information circular	■ 55

Therefore, any decline in the value of Non-Voting Shares of the Company over the performance year directly reduces the value of the executive’s EPSU award, despite the fact that performance objectives for the year may have been met. If an executive resigns, all unvested EPSUs are forfeited. See page 83 for a description of the key terms of the Performance Stock Unit Plan.

The Compensation Committee approves EPSU awards to executives annually, following its review of the CEO’s assessment of each executive’s performance, while the EPSU award to the CEO is approved by the Board annually upon the recommendation of the Compensation Committee.

The Performance Stock Unit Plan was amended in 2012, subject to completion of the Arrangement, to link the value of EPSUs to the value of Common Shares. As the Arrangement was completed on February 4, 2013, the value of the EPSUs will be pegged to the Common Share price in respect of 2013 performance. EPSUs granted in respect of 2012 performance and disclosed in this circular are based on the Non-Voting Share price.

At-risk pay: Long-term incentives

(RSU and/or option awards)

Methodology

Long-term incentives are awarded in the form of RSUs and/or options granted under the Restricted Stock Unit Plan and the Management Option Plan, respectively. The RSUs and/or options are designed to promote retention and reward the achievement of business objectives in the longer term (three years and beyond) by providing future income that is linked to share price performance. Our long-term incentives are performance granted, as the size of the awards is differentiated based on individual executives’ current performance and future potential.

The key aspects of determining the long-term incentives are as follows:

■	They are generally provided in the form of options that have a seven-year term and cliff-vest three years from the grant date, and/or RSUs that typically cliff-vest in just under three years.
■

The value of RSUs and/or options is, in each instance, pegged to the value of the Common Shares. In the case of options, these are granted at an exercise price not less than the market value of the Common Shares at the time of the grant, determined in accordance with the Management Option Plan. RSUs are awarded based on the market value of the Common Shares at the time of grant, determined in accordance with the Restricted Stock Unit Plan. See page 84 for further details. Prior to the completion of the Arrangement on February 4, 2013, both RSUs and options granted under the Restricted Stock Unit Plan and the Management Option Plan were based on the value of the Non-Voting Shares. RSU and/or option grants in respect of 2012 performance were not made, however, until February 28, 2013. Accordingly, their value is based on the Common Share price. See page 82 for details regarding the changes to the Restricted Stock Unit Plan and the Management Option Plan.

■

The size of these awards, which are usually made at the beginning of the fiscal year in respect of the previous year’s performance, is based on an executive’s performance in the previous year and the executive’s future potential, as measured using the Company-wide PVAAM, in conjunction with competitive market compensation benchmark information. The Compensation Committee also takes into account grants made in the previous three years and the vesting schedule of such grants when considering whether to make new grants and the size of such grants. The Compensation Committee considers the number of unvested long-term incentives in place to understand retention risk and as a comparator for granting future long-term incentives that are based on performance.

PVAAM is an assessment tool used to evaluate each employee’s, including each executive’s, performance in the previous year and future potential. Executives are assessed against the four categories described in the table below – results achieved, leadership, retention risk and value to strategy – and are awarded a score from one to five in each of the four categories.

PVAAM
Performance		Potential
Results achieved The extent to which the executive has achieved results based on personal performance objectives	Leadership The extent to which the executive has exhibited leadership skills (through living and championing the TELUS values)	Retention risk The likelihood and potential cost and impact of a departure by the executive	Value to strategy The value that the executive brings to achieving TELUS’ strategy

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In either of the two performance categories (results achieved and leadership), a score of five would indicate that performance was well above average, with the remaining scores, four to one, representing performance that was above average, average, below average or well below average, respectively.

In the retention risk category, a score of five would indicate that retention risk is very high, with scores from four to one, respectively, indicating that retention risk is high, medium, low or very low. An executive is awarded a score based on the following considerations:

■	The departure risk, or the likelihood of the executive leaving the Company
■	Opportunities in the internal or external market or how sought after the skills set or experience of the executive is in the marketplace relative to his or her peers
■	How easily replaceable the skills set or experience of the executive is from the marketplace relative to his or her peers
■	How costly it would be to replace the executive relative to his or her peers.

In the value to strategy category, an executive is awarded a score from one to five as a measure of the executive’s potential for growth and strategic contribution. A score of five would indicate the executive has a very high value to the realization of the Company’s strategy over the years ahead, with scores from four to one, respectively, indicating that the executive’s value in respect of the Company realizing its strategy over the years ahead is high, medium, low or very low. The following factors, relative to the executive’s peers, are considered:

■	The expertise of the executive in his or her current role or discipline
■	The capacity of the executive to take on broader assignments in his or her current role
■	The capacity of the executive for promotion
■	The ability of the executive to lead or mentor others beyond the expectations of his or her current role
■	The ability of the executive to apply strategic thinking beyond the expectations of his or her current role
■	The ability of the executive to actively integrate his or her work with other initiatives across the business
■	The ability of the executive to apply a higher level of decision-making beyond the expectations of his or her current role.

The total score received by an executive as a result of these evaluations is then used to determine in which PVAAM category the executive will be placed. The five PVAAM categories are as follows:

PVAAM category	Total score
Crucial resource	18 to 20
Key player	16 to 17
Highly valuable contributor	14 to 15
Solid talent	12 to 13
Build capabilities/performance manage	less than 12

The dollar value of any long-term incentive awards paid to executives including the CEO will be aligned with our overall compensation philosophy, which is that compensation should be both performance-based and market-based. The following model is used for granting long-term incentives, based on individual performance and potential and market position relative to total direct compensation (base salary + annual performance bonus + EPSU awards + RSU/option awards).

PVAAM category	Total direct compensation (Percentile of comparator group)
Crucial resource	At or about the 75th percentile
Key player	At or about the 60th percentile
Highly valuable contributor	At or about the 50th percentile
Solid talent	Below the 50th percentile
Build capabilities/performance manage	n/a

Awards can range from zero for executives with a PVAAM rating of below 12 to an amount that would put the total direct compensation of the executive at or near the 75th percentile of the comparator group for an executive who is a crucial resource to the Company. In this regard, TELUS long-term incentive awards are performance (and future potential) differentiated and granted, which the Company and its Board deem to be a leading practice relative to long-term incentives that are granted based only on market benchmarks. Our practice provides for performance-based differentiation as a result of corporate and individual performance.

For the CEO, RSU and options grants require Board approval upon the recommendation of the Compensation Committee. For executives other than the CEO, the CEO first recommends to the Compensation Committee the total value of RSUs and/or options to be granted to each executive and the Committee, after considering the CEO’s recommendation, then recommends to the Board the total value of RSUs and options to be granted in the aggregate to all executives.

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Annual grants of options and RSUs to non-executive management are also determined in the same manner as for the executives other than the CEO.

The Compensation Committee has approved in principle the addition of equity-based, long-term performance-contingent (and performance-granted) incentives for the 2014 annual grant for executives in respect of 2013 performance and for subsequent years. The Committee is currently considering the design and structure of such new incentive program and intends to formally approve it in time for the annual grants in respect of 2013.

At-risk pay—Other considerations

As described above, our compensation practices are robust and formulaic and involve the consideration of a number of internal and external performance measures consistent with our pay-for-performance philosophy. The Compensation Committee retains the authority to reduce or supplement compensation determined by our formulaic practices in exceptional circumstances, such as abnormally heightened retention risk, or for exceptional contributions, such as a special award of $1,000,000 granted to Darren Entwistle in 2010 to recognize over a decade of exemplary leadership of the Company. The Compensation Committee did not exercise this authority in 2011 or 2012.

2012 actual compensation paid to NEOs

Named executive officers

The NEOs for 2012 are:

■	Darren Entwistle, President and CEO
■	Robert McFarlane, EVP and CFO
■	Joe Natale, EVP and Chief Commercial Officer
■	Eros Spadotto, EVP, Technology Strategy and Operations
■	Josh Blair, EVP, Human Resources and Chief Corporate Officer.

Mr. McFarlane retired on December 31, 2012. As his successor, John Gossling, became CFO effective January 1, 2013, our disclosure appropriately refers to Mr. McFarlane as CFO.

2012 actual compensation mix

Compensation element and mix at target	Provided as		2012 actual for all EVPs (as a percentage of total direct compensation)	2012 actual for the CEO (as a percentage of total direct compensation
Annual long-term incentive (at risk) 50% of total direct compensation / 67% for the CEO	RSUs		60%	72%
Annual medium-term incentive (at risk) 12.5% of total direct compensation / 9% for the CEO	EPSUs	(1)	9%	7%
Annual performance bonus (at risk) 12.5% of total direct compensation / 9% for the CEO	Cash		9%	7%
Annual base salary (fixed) 25% of total direct compensation / 15% for the CEO	Cash	(1)	22%	14%

(1)	In the case of Mr. Entwistle, he took his after-tax salary in Common Shares and his EPSUs were paid in cash.

Overall total direct compensation for the executives was below the 75th percentile of the market despite our executive compensation philosophy of targeting total direct compensation (base salary and all at-risk compensation) at or about the 75th percentile of the selected comparator group where performance warrants.

2012 actual base salary compensation

The base salaries of the CEO and the other NEOs were increased effective April 1, 2012 as follows:

■	Darren Entwistle from $1,325,000 annually to $1,375,000 annually
■	Robert McFarlane from $550,000 annually to $600,000 annually
■	Joe Natale remained at $750,000 annually
■	Eros Spadotto from $500,000 annually to $550,000 annually
■	Josh Blair from $425,000 annually to $475,000 annually.

Base salary increases were in line with the market for their positions and were reflective of strong performance in 2011.

See the Executive compensation summary table on pages 68 and 69. Overall, the base salaries paid to the executive were at the 50th percentile of the selected comparator group.

To demonstrate his belief in and commitment to the future growth potential of the Company, Mr. Entwistle invested his 2012 base salary net of taxes and withholdings in Common Shares. He announced in November 2012 that he would similarly invest his 2013 base salary in Common Shares for the fourth consecutive year.

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2012 actual at-risk compensation

2012 corporate performance metrics and results

The following chart describes the corporate performance metrics and results that made up the 2012 corporate objectives. A number of these metrics are both company-specific and industry-relative – for example, client churn and gross subscriber additions targets are only achieved if the Company outpaces its competitors.

Achieving performance at target would result in an overall multiplier of 1.0. Individual performance metrics and results for each NEO are discussed starting on page 60.

Objectives	Performance metrics	Weighting	2012 targets (1.0x)	2012 results	Payout multipliers
Customer excellence	Gross subscriber additions index (wireless and broadband) (1)	10%	1.00	0.26	0.02
	Client churn index (wireless and broadband)(1)	15%	1.00	1.28	0.19
	Client excellence leadership index(1)	25%	1.00	0.96	0.24
Profitable growth and efficiency	Free cash flow(2)	20%	$1.392 billion	$1.331 billion	0.17
	Earnings per share(3) (EPS) excluding tax-related adjustments	20%	$4.06	$4.08	0.21
TELUS Team	Team member engagement measured through confidential feedback	10%	76%	80%	0.17
Corporate scorecard multiplier					1.00

(1)	Internally developed indices made up from a composite of various benchmarks and standards, to measure our ability to attract and retain customers.
(2)	For the purpose of the scorecard payout, free cash flow (which is a non-GAAP measure) is defined in Section 11.2 of Management’s discussion and analysis in the TELUS 2012 annual report.
(3)	For the purpose of the scorecard payout, the EPS result was derived from EPS – basic as reported in the Company’s 2012 audited consolidated financial statements and in Section 1.4 of Management’s discussion and analysis in the TELUS 2012 annual report. EPS was normalized in respect of an unanticipated (and negative) tax rate change in Ontario. When normalized for the purpose of recognizing performance, this results in an effective increase to EPS of $0.03.

We have not made any substantive changes to the primary components of the corporate scorecard (EPS, free cash flow, and certain operational metrics on churn, customer additions, client experience excellence and team engagement) for the last several years. These metrics, however, are made more difficult each year as corporate scorecard thresholds (resulting in 50 per cent of the target payout) are generally set to exceed the previous year’s actual results. Furthermore, we test new scorecard targets by running them through the previous year’s results to ensure there is a year-over-year improvement in productivity. When the 2012 targets were run through the 2011 corporate scorecard for stress test purposes, the multiplier was 1.29x (whereas the 2011 corporate scorecard multiplier was

0.82x, clearly indicating that the 2012 targets represented a significant year-over-year uplift in targeted performance in comparison to the 2011 targets).

TELUS has had a standard practice in place since 2009 whereby the Chair of the Audit Committee and the Chair of the Compensation Committee review the corporate scorecard approximately one week in advance of their respective quarterly meetings and conduct a line-by-line reconciliation of the corporate scorecard metrics and results with the quarterly financial results. This promotes transparency as any proposed changes to the corporate scorecard for pay purposes are subject to this review.

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The 2012 corporate and individual performance results, and the resulting impact on the value of the annual performance bonuses and EPSU awards (medium-term incentives) to all executives are summarized in the table below.

	Corporate scorecard	Individual performance	Bonus award as % of base salary		EPSU award as % of base salary
CEO – at-target performance	1.0	1.0	55%	(1)	55%
CEO – actual 2012 performance results	1.0	2.0	50%		50%
EVP – at-target performance	1.0	1.0	50%		50%
EVP – actual 2012 performance results	1.0	1.29	41%		41%

(1)	Pro-rated for 2012 as the change was effective mid-year – annual percentage is 60 per cent of base salary

The overall annual performance bonus for all EVPs ranged from 38 to 44 per cent of their base salaries, compared to at-target performance of 50 per cent.

Details for each component (annual performance bonuses, EPSU grants, option and RSU grants) that were awarded to each NEO are outlined below.

At-risk pay—Darren Entwistle, President and CEO

Individual performance

In assessing Mr. Entwistle’s individual performance, the Board and Compensation Committee consider the Company’s objectives and results achieved, Mr. Entwistle’s demonstrated leadership and any other factors that they consider relevant. See page 55 for details regarding the process followed by the Compensation Committee to obtain input from each Board member on the CEO’s performance.

In considering the Company’s achievements, the Compensation Committee reviews the personal performance objectives of the CEO, which are the strategic and operational metrics that guided us in carrying out our 2012 corporate priorities. The CEO uses these metrics (akin to an operating plan) to report to the Compensation Committee on performance each quarter and he shares these objectives with individual executives based on their portfolios. These metrics are also tied to targets and stretch targets and, like the corporate scorecard metrics, generally require improvements year over year.

As indicated previously, 80 per cent of the CEO’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the Compensation Committee and the Board of the CEO’s personal performance, which in turn depends on the achievement of his personal performance objectives (the metrics referred to above) as well as the assessment of his leadership and of other strategic considerations. The metrics that comprise part of the individual component are largely operational in nature, and therefore highly sensitive. In our view, disclosure of less than half of these metrics (41 per cent) would seriously prejudice our Company in the intensely competitive market in which we operate, as they contain information valuable to our competitors regarding the Company’s 2012 and future financial, marketing and operating plans. As a result, we are relying on an exemption available under applicable securities laws from the requirement to disclose some of these metrics on the basis that their disclosure would seriously prejudice the Company’s interests. The undisclosed metrics represent approximately four per cent of all of the corporate and individual factors used to determine the CEO’s bonus and EPSU award. We are able to disclose a subset (59 per cent), as shown in the table on page 61.

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CEO’s personal performance objectives
Customers likelihood to recommend TELUS by market segment	Consumer 72%, small and medium business 72%, enterprise business 70% and TELUS Québec business 59%, which, when combined, averaged above the personal performance targets
Wireless EBITDA (excluding restructuring costs)	$2.467 billion, which exceeded the personal performance objective as well as the publicly disclosed original target range of $2.3 billion to $2.4 billion, including restructuring costs
Wireline EBITDA (excluding restructuring costs)	$1.505 billion, which did not meet the more stringent personal performance objective but was within the publicly disclosed original target range of $1.5 to $1.6 billion, including restructuring costs
Wireless margin on network revenue	46.0%, which exceeded the personal performance objective of 44.7%
Wireline margin	28.6%, which was below the personal performance objective of 29.5%
EPS	$4.05 (as reported), or $4.08 (as indicated on the corporate scorecard as we adjusted for an Ontario tax rate change), which exceeded the personal performance objective of $4.05 and was at the higher end of the publicly disclosed target range of $3.75 to $4.15 (see footnote 3 on page 59)
Free cash flow	$1.331 billion, which while up 33.5 per cent was slightly below the personal performance objective (see footnote 2 on page 59)
Incremental EBITDA savings from operational efficiency program	$52.4 million, which exceeded the personal objective of $45 million
Wireless gross additions	1.646 million, which did not meet the personal performance objective as net addition goals were achieved through effective management of client churn
Wireless ARPU (average revenue per unit)	$60.39, which, while being up 2.2%, was slightly below the personal performance objective
Wireless churn	1.47%, which was better than the personal performance objective
Roaming revenue net of roaming costs	$14 million, which exceeded the personal target
Network access line loss	-5.2%, which did not meet the personal performance objective
Corporate social responsibility index(1)	1.13, which exceeded the objective of 1.0
TELUS team engagement	80%, which was up 10 points and exceeded the personal performance objective of 76%

(1)	The corporate social responsibility index includes various metrics, including achieving reductions in energy consumption and greenhouse gas emissions; community investment objectives such as participation rates for TELUS Team Cares and volunteer hours; and our employees’ assessment of TELUS being a socially and environmentally responsible organization (gathered from our annual engagement survey).

In respect of the undisclosed 2012 operational metrics, the majority of the targets were met or exceeded. The targets for both disclosed and undisclosed performance metrics are generally made more difficult each year in order to promote continuous stretch and performance improvement year over year. As a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must exceed the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board.

2012 payout

Mr. Entwistle’s annual performance bonus and EPSU award were each determined using the formula outlined on page 54. Based on excellent corporate performance against targets and highly effective personal performance and leadership, the Board awarded to Mr. Entwistle an annual performance bonus of $685,071 equal to 50 per cent of his base salary, and an EPSU award of $685,071 equal to 50 per cent of his base salary, in each instance against a target of 55 per cent (prorated for 2012 – actual full year percentage is 60 per cent). The value of the EPSU award was not reduced since the Company’s Share price increased during the 2012 performance year. In light of his already significant ownership of Shares and his decision to invest his 2010, 2011, 2012 and 2013 base salary (net of taxes and withholding) in Shares, the Compensation Committee recommended and the Board approved an all-cash payment of the EPSU award to Mr. Entwistle for the 2012 performance year, and accordingly, no EPSUs were granted to him.

Using PVAAM, the Board rated Mr. Entwistle’s individual performance and potential within the top two categories – key

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player/crucial resource (PVAAM score of between 16 and 20). Given the excellent corporate performance in 2012 and Mr. Entwistle’s exceptional leadership, the Board awarded Mr. Entwistle long-term incentives totalling $7,000,000, entirely in three-year vesting RSUs. This positioned Mr. Entwistle somewhat above the 75th percentile of the market for total direct compensation (base salary + annual cash bonus + EPSUs + RSU/option awards) in support of our pay-for-performance philosophy.

Mr. Entwistle’s total compensation for 2012 increased by $844,819 or 8.3 per cent over 2011, while Shareholders benefited from a 20 per cent total return for the year. This increase resulted primarily from the following compensation changes: i) salary increase of $62,500, (ii) long-term incentive grant increase of $500,000, (iii) annual performance bonus and EPSU grant increases of $240,468 each, and (iv) a reduction in annual compensatory pension value of $228,000.

To further illustrate our pay-for-performance philosophy, in 2012, the Committee adopted the use of a metric that directly measures the linkage of CEO pay to our number one strategic priority – putting customers first. This particular metric is not used in any other compensation incentive plan. The Committee adopted the use of a ratio of CEO total direct compensation to annual total customer connections. As a further means to appropriately correlate pay with performance, the Committee has established that this ratio must fall within a range of 60 to 85 per cent.

Identified below are the relevant data and corresponding ratios for 2010, 2011 and 2012.

Year	CEO total direct compensation	Total customer connections
2010	$9,012,994	12,253,000
2011	$8,689,206	12,728,000
2012	$9,732,642	13,113,000

At-risk pay—Robert McFarlane, EVP and CFO

Individual performance

Mr. McFarlane’s individual performance was measured by the extent to which the Finance business unit contributed to Company performance and by Mr. McFarlane’s leadership as assessed by the CEO.

As indicated previously, 80 per cent of an executive’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the CEO and the Compensation Committee of the executive’s performance, which in turn depends on achievement of his or her personal performance objectives as well as the assessment of his or her leadership and other strategic considerations. Some of these metrics comprising the individual component are highly sensitive and are not disclosed. The undisclosed metrics represent approximately two per cent of all of the corporate and individual factors used to determine Mr. McFarlane’s annual performance bonus and EPSU award. As part of his personal performance objectives, Mr. McFarlane shared in 44 per cent of the 2012 operational metrics forming the CEO’s personal objectives, including those outlined for the CEO on page 61 but excluding wireless gross additions, wireless ARPU, wireless churn and network access line loss. Please refer to CEO at-risk pay (page 60) for a discussion on how individual performance was assessed against these metrics. Please see page 60 for a discussion on the setting of the disclosed and undisclosed targets and their degree of difficulty.

2012 payout

Mr. McFarlane’s annual performance bonus and EPSU award were each determined using the formula outlined on page 54. Based on excellent corporate performance against targets and effective personal performance and leadership, the Compensation Committee approved an overall annual performance bonus of $232,737, equal to 40 per cent of Mr. McFarlane’s annual base salary, and an EPSU award of $232,737, equal to 40 per cent of his annual base salary, in each instance against a target of 50 per cent. As Mr. McFarlane retired at the end of 2012 he received an all-cash payment of his EPSU award and did not receive any long-term incentives. For details on additional payments made to Mr. McFarlane per his retirement transition agreement with the Company, please see page 78.

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At-risk pay – Joe Natale, EVP and Chief Commercial Officer

Individual performance

Mr. Natale’s individual performance was measured by the extent to which the Customer Solutions business unit contributed to Company performance and by Mr. Natale’s leadership as assessed by the CEO.

As indicated previously, 80 per cent of an executive’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the CEO and the Compensation Committee of the executive’s performance, which in turn depends on achievement of his or her personal performance objectives as well as the assessment of his or her leadership and other strategic considerations. Some of these metrics comprising the individual component are highly sensitive and are not disclosed. The undisclosed metrics represent approximately four per cent of all of the corporate and individual factors used to determine Mr. Natale’s annual performance bonus and EPSU award. As part of his personal performance objectives, Mr. Natale shared in 97 per cent of the 2012 operational metrics forming the CEO’s personal objectives, including those outlined for the CEO on page 61. Please refer to CEO at-risk pay (page 60) for a discussion on how individual performance was assessed against these metrics. Please see page 60 for a discussion on the setting of the disclosed and undisclosed targets and their degree of difficulty.

2012 payout

Mr. Natale’s annual performance bonus and EPSU award were each determined using the formula outlined on page 54. Based on excellent corporate performance against targets and effective personal performance and leadership, the Compensation Committee approved an overall annual performance bonus of $328,537, equal to 44 per cent of Mr. Natale’s annual base salary, and an EPSU award of $328,537, equal to 44 per cent of his annual base salary, in each instance against a target of 50 per cent. Using PVAAM, the CEO, with the approval of the Compensation Committee, rated Mr. Natale’s individual performance and potential within the top two categories – key player / crucial resource (PVAAM score of between 16 and 20). As a result, the Committee awarded long-term incentives to him totalling $3,000,000, entirely in three-year vesting RSUs. This positioned Mr. Natale somewhat above the 75th percentile of the market for total direct compensation (base salary + annual cash bonus + EPSUs + RSU/option awards).

At-risk pay—Eros Spadotto, EVP, Technology Strategy and Operations

Individual performance

Mr. Spadotto’s individual performance was measured by the extent to which Technology Strategy and Operations contributed to Company performance and by Mr. Spadotto’s leadership as assessed by the CEO.

As indicated previously, 80 per cent of an executive’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the CEO and the Compensation Committee of the executive’s performance, which in turn depends on achievement of his or her personal performance objectives as well as the assessment of his or her leadership and other strategic considerations. Some of these metrics comprising the individual component are highly sensitive and are not disclosed. The undisclosed metrics represent approximately four per cent of all of the corporate and individual factors used to determine Mr. Spadotto’s annual performance bonus and EPSU award. As part of his personal performance objectives, Mr. Spadotto shared in 88 per cent of the 2012 operational metrics forming the CEO’s personal objectives, including those outlined for the CEO on page 61. Please refer to CEO at-risk pay (page 60) for a discussion on how individual performance was assessed against these metrics. Please see page 60 for a discussion on the setting of the disclosed and undisclosed targets and their degree of difficulty.

2012 payout

Mr. Spadotto’s annual performance bonus and EPSU award were each determined using the formula outlined on page 54. Based on excellent corporate performance against targets and effective personal performance and leadership, the Compensation Committee approved an overall annual performance bonus of $214,977, equal to 40 per cent of Mr. Spadotto’s annual base salary, and an EPSU award of $214,977, equal to 40 per cent of his annual base salary, in each instance against a target of 50 per cent. Using PVAAM, the CEO, with the approval of the Compensation Committee, rated Mr. Spadotto’s individual performance and potential within the top two categories – key player / crucial resource (PVAAM score of between 16 and 20). As a result, the Committee awarded long-term incentives to him totalling $2,000,000, entirely in three-year vesting RSUs. This positioned Mr. Spadotto between the 60th percentile and the 75th percentile of the market for total direct compensation (base salary + annual cash bonus + EPSUs + RSU/option awards).

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At-risk pay – Josh Blair, EVP, Human Resources and Chief Corporate Officer

Individual performance

Mr. Blair’s individual performance was measured by the extent to which Human Resources and corporate functions contributed to Company performance and by Mr. Blair’s leadership as assessed by the CEO.

As indicated previously, 80 per cent of an executive’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the CEO and the Compensation Committee of the executive’s performance, which in turn depends on achievement of his or her personal performance objectives as well as the assessment of his or her leadership and other strategic considerations. Some of these metrics comprising the individual component are highly sensitive and are not disclosed. The undisclosed metrics represent approximately two per cent of all of the corporate and individual factors used to determine Mr. Blair’s annual performance bonus and EPSU award. As part of his personal performance objectives, Mr. Blair shared in 48 per cent of the 2012 operational metrics forming the CEO’s personal objectives, including those outlined for the CEO on page 61 but excluding wireless gross additions, wireless ARPU, wireless churn and network access line loss. Please refer to CEO at-risk pay (page 60) for a discussion on how individual performance was assessed against these metrics. Please see page 60 for a discussion on the setting of the disclosed and undisclosed targets and their degree of difficulty.

2012 payout

Mr. Blair’s annual performance bonus and EPSU award were each determined using the formula outlined on page 54. Based on excellent corporate performance against targets and effective personal performance and leadership, the Compensation Committee approved an overall annual performance bonus of $202,598, equal to 44 per cent of Mr. Blair’s annual base salary, and an EPSU award of $202,598, equal to 44 per cent of his annual base salary, in each instance against a target of 50 per cent. Using PVAAM, the CEO, with the approval of the Compensation Committee, rated Mr. Blair’s individual performance and potential within the top two categories – key player / crucial resource (PVAAM score of between 16 and 20). As a result, the Committee awarded to him long-term incentives totalling $1,900,000, entirely in three-year vesting RSUs. This positioned Mr. Blair somewhat above the 75th percentile of the market for total direct compensation (base salary + annual cash bonus + EPSUs + RSU/option awards).

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Performance graph

The following graph compares the yearly change in the cumulative total shareholder return on TELUS’ Common Shares and Non-Voting Shares with the cumulative total return on the S&P/TSX Composite Index. The calculations, done over five years, assume an investment of $100 on December 31, 2007 and quarterly reinvestment of dividends.

Investment	Dec. 31 2007	Dec. 31 2008	Dec. 31 2009	Dec. 31 2010	Dec. 31 2011	Dec. 31 2012
Common Shares	$100	$79	$76	$107	$141	$166
Non-Voting Shares	$100	$76	$76	$105	$139	$171
S&P/TSX Composite Index	$100	$67	$90	$106	$97	$104

Given the direct linkage between the various elements of performance and at-risk pay calculations and allotments, the significant weighting of share-based incentives in the executive compensation mix, and the methodology for determining EPSU awards, TELUS’ executive compensation, by its design, generally follows the performance drivers that should cause related changes in shareholder return.

As shown in the graph and table above, the annual total return (share price changes plus reinvested dividends) to Common Shareholders and Non-Voting Shareholders generally followed the S&P/TSX Composite Index in 2008, but did not participate in the stock market upswing in 2009, which was led by the financial and resource sectors. However, for each of the last three years (2010 to 2012) TELUS shares have strongly outperformed the stock market index total return. The TELUS 2012 total return since 2009 was 118 per cent (Common) and 125 per cent (Non-Voting) as compared to only a 15 per cent return from the S&P/TSX Composite Index.

Over the five-year period, the percentage change in total compensation, excluding pension costs, paid to NEOs (an increase of 55 per cent) was less than the total return to Shareholders (66 and 71 per cent for the two share classes or a blended 68 per cent) and also generally followed the same growth trend. The increase of 55 per cent in NEO compensation was partly due to the fact that different individuals with varying portfolios and varying degrees of responsibility have been considered NEOs during the five-year period. It is also reflective of the Company’s move towards a smaller executive team, where each executive has enhanced individual responsibilities. Since 2007, the executive leadership team has decreased from 11 executives to seven and a number of executive functions have been combined under the leadership of a single NEO in many cases.

Share ownership requirement

Share ownership guidelines were introduced for the executives in 2002 to provide an additional link between the interests of executives and Shareholders. This further demonstrates our compensation philosophy to align the interests of our executives with those of our Shareholders.

The current share ownership requirement, as outlined in the table below, is complied with by executives beneficially owning, either directly or indirectly, a certain number of Shares based on targets varying by position. Notably, this is a more stringent requirement than prevalent market practice since TELUS does not permit the inclusion of options, EPSUs or RSUs in determining if the target has been met. In the Company’s view, an executive purchasing Shares with his or her own funds more

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clearly demonstrates that executive’s commitment to the Company and its future success.

Share (excluding options, EPSUs and RSUs) ownership guidelines
CEO	3x annual base salary
EVPs	1x annual base salary

The requirements were met by all executives in 2012 with the exception of John Gossling who only joined TELUS in mid-November 2012. An executive has three years from the time of his or her initial appointment to reach the target.

We also now require an executive who has not met the share ownership requirement to take 50 per cent of net equity awards (after taxes) in shares for any equity vesting and hold them until the requirement is met. Furthermore, any executive retiring after January 1, 2013 must now hold a number of shares equal to the share ownership requirement for one year post retirement.

To further enhance the alignment of compensation to Shareholders’ interest, we encourage our senior managers below the executive level (senior vice-president, vice-president, and director level employees) to commit to meeting the following share ownership targets.

Share (excluding options, EPSUs, MPSUs and RSUs) ownership guidelines
Senior vice-presidents	75% of base salary, to be attained in four years
Vice-presidents	50% of base salary, to be attained in four years
Directors	25% of base salary, to be attained in five years

In consideration of their voluntary participation, managers are eligible for annual grants of medium-term restricted stock units called MPSUs. The size of MPSU grants is based on annual target amounts established by the CEO for each job level. Currently, these targets range from $10,000 a year for directors to $50,000 a year for senior vice-presidents. The actual awards for individual managers are then adjusted up or down from the target based on their weighted corporate and individual performance multipliers for the performance year, in the same way that their annual performance bonus is adjusted. This way, actual MPSU awards can range from zero for substandard performance to no more than 200 per cent of the target amount for exceptional performance (with the average at approximately 100 per cent). MPSUs are awarded under the Performance Stock Unit Plan and are substantially similar to EPSUs, except that MPSU awards are not subject to reduction for any decline in Share price during the performance year. MPSUs vest at a rate of one-third every year over a period of just under three years. If share ownership targets are not met within the required timeframes, or thereafter are not maintained, then individual managers will not be eligible to receive an award of MPSUs until the applicable share ownership targets are achieved.

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Executive shareholdings and total equity summary

The following table lists the number and value of Shares and total equity (Shares, EPSUs and RSUs, but excluding options) held by each NEO as at December 31, 2012 (as set out in the Executive compensation summary table on pages 68 and 69). It also shows total shareholdings as a multiple of the individual’s annual base salary at year-end relative to the share ownership guidelines described above.

Name	TELUS total equity (Common Shares/ Non-Voting Shares/ EPSUs/RSUs)(1)	Value of total equity ($)(2)	Value of shareholdings ($)(3)	Base salary ($)(4)	Value of total equity as a multiple of base salary	Value of shareholdings(3) as a multiple of base salary
Darren Entwistle	325,979/219,357/—/252,524	51,742,496	35,409,244	1,375,000	37.6	25.8
Robert McFarlane	—/135,491/4,110/56,346	12,673,852	8,763,558	600,000	21.1	14.6
Joe Natale	17,091/55,060/6,065/85,634	10,604,996	4,673,905	750,000	14.1	6.2
Eros Spadotto	13,321/8,318/3,801/52,869	5,070,621	1,405,205	550,000	9.2	2.6
Josh Blair	8,709/32,737/3,494/51,689	6,253,622	2,684,385	475,000	13.2	5.7

(1)	Excludes all options and any Common Shares that may be acquired by an executive in 2013 in payment of EPSUs that vested in 2012.
(2)	At the close of trading on December 31, 2012, the market price of the Common Shares was $65.10 and the market price of the Non-Voting Shares was $64.68.
(3)	Excludes all options, RSUs and EPSUs, per TELUS’ stringent requirements.
(4)	Mr. Entwistle applied substantially all of his 2012 base salary net of taxes and withholdings to the purchase of TELUS’ Common Shares.

Conclusion

The Compensation Committee believes that the overall compensation program is effective in attracting and retaining executives as well as in providing direction and motivation for the executive team to make a significant contribution to the Company’s success, thereby enhancing the value of the Company for its Shareholders. We also believe that the design of our executive compensation program encourages appropriate risk-taking.

Signed, the members of the Human Resources and Compensation Committee

Charlie Baillie (Chair)	Micheline Bouchard

R.H. (Dick) Auchinleck	Pierre Ducros

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Executive compensation summary

Summary compensation table

($)	Darren Entwistle President and CEO						Robert McFarlane EVP and CFO
Year	2012		2011		2010		2012	2011	2010
Salary	1,362,500		1,300,000		1,225,000		587,500	537,500	500,000
Share-based awards(1)	7,685,071	(2)	6,944,603	(2)	6,893,997	(2)	232,737	1,857,210	1,287,676
Option-based awards(3)	–		–		–		–	–	–
Non-equity incentive plan compensation
– Annual incentive plans	685,071		444,603		893,997	(4)	232,737	157,210	137,676
– Long-term incentive plans	n/a		n/a		n/a		n/a	n/a	n/a
Pension value	1,219,000		1,447,000		874,000		510,000	497,000	202,000
All other compensation(5) (6)	84,218		54,835		53,451		1,901,918	1,535	1,151
Total compensation	11,035,860		10,191,041		9,940,445		3,464,892	3,050,455	2,128,503

(1)	The value of share-based awards (EPSUs and RSUs) in the table above is based on the executive’s performance. Therefore, the awards for a particular year are granted at the beginning of the following year. Thus, grants for 2010 were granted at the beginning of 2011 based on performance in 2010 and grants for 2011 were granted at the beginning of 2012 based on 2011 performance. The grants are awarded by the Compensation Committee and the Board in dollar amounts. These amounts are later translated into RSUs or EPSUs based on the formula provided in the applicable plans. Thus, the number of EPSUs is determined by dividing the dollar amount granted by the weighted average price of the Non-Voting Shares on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher. The number of RSUs is determined by dividing the dollar amount granted by the weighted average price of the Common Shares on the TSX for the five trading days immediately preceding the grant date established by the Board. For 2012, the dollar amounts for the RSUs and EPSUs were established by the Board on February 13, 2013, and granted on February 28, 2013.
(2)	Amounts for Mr. Entwistle include the EPSU grants that were awarded in cash. For 2010, it also includes a value of $500,000 in RSUs as part of a special one-time recognition and retention award. See page 58 for further details regarding this award.
(3)	The value of option-based awards in the table above is determined using a Canadian Modified Black-Scholes (with tax premium) treatment as developed by Aon Hewitt/Meridian (the Hewitt/Meridian model). No options were granted to either of the above NEOs for the years 2012, 2011 and 2010.
(4)	Includes a cash recognition and retention award for Mr. Entwistle of $500,000. See page 58 for further details regarding this award.
(5)	For 2012, all NEOs received telecommunications concession gross-ups that are included in the amounts disclosed. Perquisites for all NEOs, except Mr. Entwistle, totalled under $50,000. In the case of Mr. Entwistle, the disclosed amount also included a vehicle allowance in the amount of $40,800, enhanced family medical coverage in the amount of $30,000, and an annual flexible perquisite account.
(6)	In consideration of Mr. McFarlane’s early retirement on December 31, 2012, his help in ensuring an effective CFO transition process and lengthened post-retirement competitive employment restrictions, the Company entered into a retirement transition agreement with Mr. McFarlane that provided him with a transition payment of $1,885,000. He was also paid for the vesting of his outstanding EPSUs as of December 31, 2012 in alignment with the PSU Plan as well as reimbursement for $15,000 in legal fees. His performance bonus of $232,737 and EPSUs award of $232,737 were based on actual results, paid in cash, and are displayed in the share-based awards and annual incentive plans categories in the table above. Mr. McFarlane will also receive retirement-based continuing access to his vested and unvested past long-term incentive awards in accordance with their original vesting schedule; and health and welfare benefits for himself and his family, a vehicle benefit and telecom benefits to December 31, 2014.

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Summary compensation table (continued)

($)	Joe Natale EVP and Chief Commercial Officer			Eros Spadotto EVP, Technology Strategy and Operations					Josh Blair EVP, Human Resources and Chief Corporate Officer
Year	2012	2011	2010	2012	2011		2010		2012	2011	2010
Salary	750,000	737,500	656,250	537,500	493,750		461,250		462,500	412,500	362,500
Share-based awards(1)	3,328,537	2,487,619	2,440,191	2,214,977	1,844,414		1,129,675		2,102,598	1,635,629	1,212,397
Option-based awards(2)	–	–	250,000	–	–		–		–	–	–
Non-equity incentive plan compensation
– Annual incentive plans	328,537	237,619	190,191	214,977	144,414		129,675		202,598	135,629	112,397
– Long-term incentive plans	n/a	n/a	n/a	n/a	350,000	(3)	350,000	(3)	n/a	n/a	n/a
Pension value	582,000	632,000	871,000	743,000	475,000		1,105,000		537,000	649,000	652,000
All other compensation (4)	3,566	2,687	2,015	3,566	2,687		2,015		1,918	1,535	1,151
Total compensation	4,992,640	4,097,425	4,409,647	3,714,020	3,310,265		3,177,615		3,306,614	2,834,293	2,340,445

(1)	The value of share-based awards (EPSUs and RSUs) in the table above is based on the executive’s performance. Therefore, the awards for a particular year are granted at the beginning of the following year. Thus, grants for 2010 were granted at the beginning of 2011 based on performance in 2010 and grants for 2011 were granted at the beginning of 2012 based on 2011 performance. The grants are awarded by the Compensation Committee and the Board in dollar amounts. These amounts are later translated into RSUs or EPSUs based on the formula provided in the applicable plans. Thus, the number of EPSUs is determined by dividing the dollar amount granted by the weighted average price of the Non-Voting Shares on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher. The number of RSUs is determined by dividing the dollar amount granted by the weighted average price of the Common Shares on the TSX for the five trading days immediately preceding the grant date established by the Board. For 2012, the dollar amounts for the RSUs and EPSUs were established by the Board on February 13, 2013, and granted on February 28, 2013.
(2)	The value of option-based awards in the table above is determined using a Canadian Modified Black-Scholes (with tax premium) treatment as developed by Aon Hewitt/Meridian (the Hewitt/Meridian model). The accounting fair value for these option-based awards at the time of grant would be as follows:
■	Mr. Natale – $161,728 for 2010.
The Company selected the Hewitt/Meridian model in order to reflect the estimated value of the preferred Canadian tax treatment then available for income arising from the exercise of share options versus other forms of employment-related income. The Hewitt/Meridian model achieves this by adding a premium to the Black-Scholes value of a share option when compared to the value used for accounting purposes. Using the Hewitt/Meridian model results in a lesser number of share options awarded as compared to using the accounting fair value at the time of grant. As well, the Hewitt/Meridian model uses different assumptions than those for accounting purposes. The key assumptions used under the Hewitt/Meridian model that were used for the share option awards in the table above were as follows:
■	Risk-free interest rate: 3.09 per cent for 2010
■	Expected option life: 7.0 years for 2010
■	Expected volatility: 30.67 per cent for 2010
■	Dividend yield: 5.76 per cent for 2010.
(3)	Represents for Mr. Spadotto an award totalling $1,050,000 which was paid in three annual instalments that commenced in 2009.
(4)	For 2012, all NEOs received telecommunications concession gross-ups in the amounts disclosed. Perquisites for all NEOs, except Mr. Entwistle, totalled under $50,000.

TELUS 2013 information circular	■ 69

Incentive plan awards

The following table summarizes all option and share-based awards outstanding at the end of December 31, 2012 for each NEO.

Option-based awards					Share-based awards
Name	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of Shares or units that have not vested	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Darren Entwistle	303,180	32.62	26/02/2017	9,719,951
Total	303,180			9,719,951	252,524	16,333,252	0
Robert McFarlane	26,300	42.96	15/02/2013	571,236
	43,580	46.06	09/03/2013	811,460
	21,600	56.61	28/02/2014	174,312
	31,810	43.96	28/02/2015	659,103
	52,820	30.57	25/02/2016	1,801,690
	52,880	32.62	26/02/2017	1,695,333
Total	228,990			5,713,134	60,456	3,910,294	72,752
Joe Natale	23,000	56.61	28/02/2014	185,610
	70,510	32.62	26/02/2017	2,260,551
	31,526	36.46	07/05/2017	889,664
Total	125,036			3,335,825	91,699	5,931,091	100,500
Eros Spadotto	19,500	56.61	28/02/2014	157,365
	34,260	43.96	28/02/2015	709,867
	63,380	30.57	25/02/2016	2,161,892
	77,560	32.62	26/02/2017	2,486,574
Total	194,700			5,515,698	56,670	3,665,416	68,537
Josh Blair	4,007	56.61	28/02/2014	32,336
	6,240	50.47	15/11/2014	88,670
	63,460	32.62	26/02/2017	2,034,528
Total	73,707			2,155,534	55,183	3,569,236	59,405

(1)	At the close of trading on December 31, 2012, the market price of Non-Voting Shares was $64.68.

The following table summarizes the value of all option and share-based awards vested or earned for each NEO during the 2012 fiscal year. The terms of all plan-based awards under which options or other share-based awards are granted or vested are discussed on pages 80 to 86.

Name	Option-based awards – value vested during the year ($)(1)	Share-based awards – value vested during the year(2)(3) ($)	Non-equity incentive plan compensation – value earned during the year ($)
Darren Entwistle	9,204,155	5,472,436	685,071
Robert McFarlane	1,380,715	987,106	232,737
Joe Natale	1,380,715	1,763,789	328,537
Eros Spadotto	1,656,753	1,365,535	214,977
Josh Blair	1,472,728	1,112,349	202,598

(1)	The amounts reflect options granted on February 25, 2009 at a price of $30.57 that vested on February 25, 2012 at a price of $56.71.
(2)	The amounts reflect the second third of EPSUs granted in 2011 that vested on December 31, 2012 at a price of $64.92, the final third of EPSUs granted in 2010 that vested on November 15, 2012 at a price of $64.03, and RSUs granted in 2010 that cliff-vested in their entirety on November 17, 2012 at a price of $63.57. The amount for Darren Entwistle also reflects RSUs granted in 2011 that cliff-vested in their entirety on November 17, 2012 at a price of $63.57.
(3)	The table reflects the closing price of Non-Voting Shares on the vesting date, but share-based awards are paid out based on the volume-weighted average trading price over a five-day period before the vesting date. See pages 84 and 85 for details.

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EXECUTIVE COMPENSATION AT TELUS

TELUS Pension Plan

TELUS retirement plan benefits

The NEOs participate in the Company’s defined benefit retirement program. The retirement program consists of a contributory registered pension plan and the Supplemental Retirement Arrangement (SRA), which provides supplemental pension benefits to a retired executive in addition to the pension income under the registered pension plans. The SRA for the participating NEOs supplements these plans by providing a total benefit at retirement determined as two per cent of a person’s highest consecutive three years’ average pensionable remuneration times the total number of years of credited service subject to a maximum of 35 years. This results in a maximum cap on total benefits of 70 per cent of the average pensionable remuneration.

Pensionable remuneration prior to 2012 is base salary increased by a fixed 60 per cent for annual performance bonus for the CEO, and by a fixed 50 per cent for the participating NEOs other than the CEO. In 2011, the Board approved an amendment to the SRA to bring it more in line with current market practice and to better align pension values with corporate and individual performance such that, effective January 1, 2012, pensionable remuneration for the CEO and each of the other NEOs is equal to base salary increased by the actual annual performance bonus paid in cash and in EPSUs, to a limit of 100 per cent of the NEO’s base salary.

As is common with non-registered plans of this nature, the SRA is not funded.

The pension benefits under the registered company pension plans and the SRA are payable for a member’s lifetime with a 60 per cent benefit payable to the surviving spouse.

The normal retirement age is 65. Early retirement is permitted as early as age 55 if the member has at least 10 years of credited service. Retirement benefits are unreduced if the member retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise the annual benefit is reduced by 0.5 per cent per month from the earlier of age 60 and the age when the member would have qualified for an unreduced benefit, further reduced by the lesser of 0.25 per cent for each month by which the member’s service (excluding any extra years of credited service granted) is less than 15 years and 0.25 per cent for each month by which the member’s age is less than 65.

The following table sets out information for the NEOs regarding their retirement benefit.

Name	Number of years credited service (#)	Annual benefits payable ($)		Accrued obligation at start of year ($)	Compensatory ($)	Non- compensatory ($)	Accrued obligation at year end ($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)
		At year-end	At age 65
		(c1)	(c2)
Darren Entwistle	17 years and six months	789,000	1,451,000	9,329,000	1,219,000	(3,058,000)	7,490,000
Robert McFarlane	17 years and two months	299,000	515,000	3,567,000	510,000	(1,148,000)	2,929,000
Joe Natale	14 years and six months	338,000	717,000	3,872,000	582,000	(922,000)	3,532,000
Eros Spadotto	17 years and two months	248,000	468,000	2,791,000	743,000	(921,000)	2,613,000
Josh Blair	20 years and 11 months	228,000	474,000	2,369,000	537,000	(888,000)	2,018,000

Granting of extra years of credited service

The SRA permits the Company to grant additional years of credited service. This is common industry practice to assist with both the attraction and retention of high performing mid-career executives. Our practice is to limit this benefit to a maximum time period of five years.

The employment agreements with Messrs. Entwistle, McFarlane, Natale, Spadotto and Blair all provide that they will accrue two years of credited service under the SRA for each full year of employment, in the time periods noted on page 78. Our practice is that we do not grant additional core years of service for executives, and when additional credited service is granted,

TELUS 2013 information circular	■ 71

it is limited to a maximum period of five years. The additional credited service cannot be counted for the purpose of qualifying for early, unreduced retirement and would not be used for any other non-pension related items that might be dependent on service. The additional credited service accrued to December 31, 2012 is included in column (b) in the previous table.

Although we have used this benefit in the past to assist with both the attraction and retention of high-performing mid-career executives, the Compensation Committee in 2012 approved discontinuing this practice going forward.

Recognition of past service

In 2008, TELUS implemented a mechanism to migrate certain executives, including Messrs. Blair and Spadotto, from their defined contribution and group RRSP pension arrangements to participation in the registered defined benefit plan and the SRA. For these individuals, arrangements were made to recognize past TELUS service within the SRA. These benefits vested on December 31, 2010. For Mr. Blair, an additional arrangement was made to recognize a second period of past TELUS service within the SRA, which vested on December 31, 2011. These past service periods are included in column (b) in the previous table.

Accrued obligation

The accrued obligation is calculated using a valuation method and assumptions consistent with the most recent financial statements, and is based on a projection of both pensionable earnings and credited service to the assumed retirement age of 55. Key economic assumptions are disclosed in the Notes to the 2012 audited consolidated financial statements under Note 14 – Employee future benefits. Mortality rates after retirement are assumed to follow the 1994 Uninsured Pensioner Mortality Table with generational projection using Scale AA. Mortality rates prior to retirement and disability rates are assumed to be zero. Prior to retirement, withdrawals (terminations and resignations) are assumed to occur at a rate of 14.3 per cent per year.

Compensatory and non-compensatory change in accrued obligation

The compensatory change in accrued obligation includes the service cost net of employee contributions, any differences between actual and estimated earnings, plus any additional plan or other changes that have retroactive impact. For further clarity, the compensatory change for 2012 includes the change in the accrued obligation as a result of the amendment to the definition of pensionable remuneration for years on and after 2012.

The non-compensatory change in accrued obligation comprises three parts:

■	The interest on the accrued benefit obligation
■

The change in accrued obligation due to the change in assumptions: the discount rate was decreased from 4.5 per cent at the end of 2011 to 3.9 per cent at the end of 2012, the retirement assumption was changed from age 60 to age 55, and the withdrawal rates were changed from zero to 14.3 per cent per year prior to retirement, plus

■	The employee contributions for the year.

Annual benefits payable

Column (c1) shows the amount that would be payable based on years of credited service reported in column (b) and pensionable earnings as at the end of the most recently completed financial year. The illustrated pension is payable at age 65. Column (c2) shows the amount that would be payable at age 65 based on years of credited service, assuming the NEO continues to work to age 65, and pensionable earnings as at the end of the most recently completed financial year.

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EXECUTIVE COMPENSATION AT TELUS

Sample pension benefit calculations

The following table shows the total of the annual retirement benefits, payable from both the SRA and registered pension plans, assuming retirement at age 65 or over.

Pension plan table 2012
	Years of service
Remuneration ($)	10	15	20	25	30
500,000	100,000	150,000	200,000	250,000	300,000
600,000	120,000	180,000	240,000	300,000	360,000
700,000	140,000	210,000	280,000	350,000	420,000
800,000	160,000	240,000	320,000	400,000	480,000
900,000	180,000	270,000	360,000	450,000	540,000
1,000,000	200,000	300,000	400,000	500,000	600,000
1,100,000	220,000	330,000	440,000	550,000	660,000
1,200,000	240,000	360,000	480,000	600,000	720,000
1,300,000	260,000	390,000	520,000	650,000	780,000
1,400,000	280,000	420,000	560,000	700,000	840,000
1,500,000	300,000	450,000	600,000	750,000	900,000
1,600,000	320,000	480,000	640,000	800,000	960,000
1,700,000	340,000	510,000	680,000	850,000	1,020,000
1,800,000	360,000	540,000	720,000	900,000	1,080,000
1,900,000	380,000	570,000	760,000	950,000	1,140,000
2,000,000	400,000	600,000	800,000	1,000,000	1,200,000
2,100,000	420,000	630,000	840,000	1,050,000	1,260,000
2,200,000	440,000	660,000	880,000	1,100,000	1,320,000
2,300,000	460,000	690,000	920,000	1,150,000	1,380,000
2,400,000	480,000	720,000	960,000	1,200,000	1,440,000

■	The compensation covered by the SRA for each of the participating NEOs is based on his or her respective salary shown in the executive summary compensation table plus the sum of the performance bonus paid and the medium-term incentives awarded or granted to the member, up to an overall maximum value equal to two times the base salary, for years on and after 2012. Pensionable remuneration prior to 2012 is base salary increased by a fixed 60 per cent for annual performance bonus for the CEO, and by a fixed 50 per cent for the participating NEOs other than the CEO.
■	The benefits under the registered pension plans and the SRA are payable for a member’s lifetime with a 60 per cent benefit payable to the surviving spouse.
■	On retirement prior to age 65 with less than 15 years’ service, the pension will be reduced.
■	The above benefits are not offset by any Canada Pension Plan / Québec Pension Plan payments

Employment agreements

TELUS has entered into executive employment agreements for an indefinite term with each of the NEOs. Other than compensation, the agreements provide for the following key provisions:

Severance on termination of employment

Employment of an executive may be terminated by any of the following means: resignation by the executive, termination by the Company for cause, termination by the Company without just cause, retirement of the executive, or death or disability of the executive.

An executive is required to give to the Company at least three months’ notice of resignation. On receiving that notice, the Company may instead elect to terminate the executive earlier during that three-month period by paying to the executive the base salary for the abridged work period. No severance is payable if an executive is terminated for cause.

If the employment of the executive were terminated without just cause, the executive would be paid a severance in the amount outlined in the following tables, receive continued benefit coverage other than disability coverage and accident insurance, and be credited with continued accrual of pensionable service other than accrual under the registered pension plans.

If an executive were to retire, he would be entitled to receive 50 per cent of his base salary representing his annual performance bonus target (60 per cent in the case of the CEO), pro-rated to the date of retirement, in addition to his retirement benefits, if any, in accordance with the terms of his pension

TELUS 2013 information circular	■ 73

arrangements and any other policies or programs at the Company that are applicable to the executive as a retired employee in effect at the time of his retirement.

If the employment of an executive were terminated by reason of death, the executive’s estate would receive 50 per cent of the executive’s base salary in lieu of any annual performance bonus (60 per cent in the case of the CEO), pro-rated to the date of death, and any compensation or benefits payable or owing on or after the date of death in accordance with the terms of any applicable benefits or pension plans.

If the employment of an executive were terminated by reason of disability, the executive would be entitled to receive the base salary for a period of 18 months along with any annual performance bonus that would have become payable to the executive during that 18-month period (24 months in the case of Mr. Entwistle), but only for those days during that 18-month period when the executive does not receive any disability benefits or other employment or self-employment income.

In addition, an executive’s entitlement to vested and unvested medium and long-term incentives on the termination of employment are set forth in the plan texts for the Management Option Plan, Performance Stock Unit Plan and Restricted Stock Unit Plan. See page 79 for a description.

The table below sets out the compensation and benefits that would be payable by the Company to each NEO, pursuant to their employment agreements and the applicable incentive plan texts, if the executive were terminated as of December 31, 2012 by reason of voluntary resignation, termination with just cause, termination without just cause or retirement. It also sets out the amounts that may be payable to each NEO upon a change of control as at December 31, 2012. The amounts payable are not subject to reduction as a result of alternative employment acquired by the executive after his employment with the Company ceases.

Darren Entwistle – President and CEO

Executive payouts and benefits upon termination as of December 31, 2012	Resignation ($)		Termination with just cause ($)	Termination without just cause (24 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	–	(2)	–	2,750,000		–	–
Annual performance bonus	–		–	769,359	(3)	–	–
Total cash compensation	–		–	3,519,359	(4)	–	–
Medium-term incentives (EPSUs)	–			–	(5)	–	–	(6)
Long-term incentives
Options	–		–	–	(7)	–	9,719,951	(8)
RSUs(9)	–		–	–		–	16,333,252	(8)
Total long-term incentives	–		–	–		–	26,053,203	(8)
Benefits	–		–	275,938	(10)	–	–
Continued accrual of pension service	–		–	856,000		–	–
Total compensation and benefits payable	–		–	4,651,297		–	26,053,203

(1)	All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2012.
(2)	The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($343,750 assuming a three-month period).
(3)	Two times the average of Mr. Entwistle’s annual incentive compensation payments in the preceding three years.
(4)	Payable within 30 days of termination.
(5)	In the event of termination without cause, all unvested and vested ESUs and EPSUs are payable to the executive within 60 days of termination pursuant to the plan text. This amount was nil as at December 31, 2012 as the CEO did not have any ESUs or EPSUs.
(6)	All unvested ESUs and EPSUs will vest immediately upon a change of control as defined in the CEO’s executive employment agreement. This amount was nil as at December 31, 2012 as the CEO did not have any EPSUs.
(7)	The executive is entitled to exercise all vested options within 90 days of termination. All unvested options are forfeited on termination. Vested options are not included in the table as they may be exercised at any time.
(8)	All unvested options and unvested RSUs will vest immediately upon a change of control as defined in the CEO’s employment agreement. The option amount is based on 303,180 options issued at $32.62 in February 2010 with a December 31, 2012 closing price for Non-Voting Shares of $64.68.
(9)	In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.
(10)	Benefits will be provided for 24 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family and monthly car allowance.

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EXECUTIVE COMPENSATION AT TELUS

Joe Natale – EVP and Chief Commercial Officer

Executive payouts and benefits upon termination as of December 31, 2012	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	–	(2)	–	1,125,000		–	–
Annual performance bonus	–		–	562,500	(3)	–	–
Total cash compensation	–		–	1,687,500	(4)	–	–
Medium-term incentives (EPSUs)	–		–	392,284	(5)	–	392,284	(6)
Long-term incentives
Options	–		–	—	(7)	–	3,150,215	(6)
RSUs(8)	–		–	—		–	5,538,807	(6)
Total long-term incentives	–		–	—		–	8,689,022	(6)
Benefits	–		–	100,137	(9)	–	–
Continued accrual of pension service	–		–	365,000		–	–
Total compensation and benefits payable	–		–	2,544,921		–	9,081,306

(1)	All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2012.
(2)	The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($187,500 assuming a three-month period).
(3)	Fifty per cent of base salary in lieu of annual performance bonus for 18 months.
(4)	Payable within 30 days of termination.
(5)	In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text.
(6)	Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control. The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2012. The option amount is based on 31,526 options issued in May 2010 at $36.46 and 70,510 options issued in February 2010 at $32.62 with a December 31, 2012 closing price for Non-Voting Shares of $64.68.
(7)	The executive is entitled to exercise all vested options within 90 days of termination. All unvested options are forfeited on termination. Vested options are not included in the table as they may be exercised at any time.
(8)	In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.
(9)	Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family and use of a leased vehicle.

TELUS 2013 information circular	■ 75

Eros Spadotto – EVP, Technology Strategy and Operations

Executive payouts and benefits upon termination as of December 31, 2012	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	–	(2)	–	825,000		–	–
Annual performance bonus	–		–	412,500	(3)	–	–
Total cash compensation	–		–	1,237,500	(4)	–	–
Medium-term incentives (EPSUs)	–		–	245,849	(5)	–	245,849	(6)
Long-term incentives
Options	–		–	–	(7)	–	2,486,574	(6)
RSUs(8)	–		–	–		–	3,419,567	(6)
Total long-term incentives	–		–	–		–	5,906,141	(6)
Benefits	–		–	90,687	(9)	–	–
Continued accrual of pension service	–		–	228,000		–	–
Total compensation and benefits payable	–		–	1,802,036		–	6,151,990

(1)	All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2012.
(2)	The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($137,500 assuming a three-month period).
(3)	Fifty per cent of base salary in lieu of annual performance bonus for 18 months.
(4)	Payable within 30 days of termination.
(5)	In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text.
(6)	Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control. The number in the table assumes the unvested incentives vested upon a change of control as at December 312012. The option amount is based on 77,560 options issued in February 2010 at $32.62 with a December 31, 2012 closing price for Non-Voting Shares of $64.68.
(7)	The executive is entitled to exercise all vested options within 90 days of termination. All unvested options are forfeited on termination. Vested options are not included in the table as they may be exercised at any time.
(8)	In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.
(9)	Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family and use of a leased vehicle.

76 ■	TELUS 2013 information circular

EXECUTIVE COMPENSATION AT TELUS

Josh Blair – EVP, Human Resources and Chief Corporate Officer

Executive payouts and benefits upon termination as of December 31, 2012	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	–	(2)	–	712,500		–	–
Annual performance bonus	–		–	356,250	(3)	–	–
Total cash compensation	–		–	1,068,750	(4)	–	–
Medium-term incentives (EPSUs)	–		–	225,992	(5)	–	225,992	(6)
Long-term incentives
Options	–		–	–	(7)	–	2,034,528	(6)
RSUs(8)	–		–	–		–	3,343,245	(6)
Total long-term incentives	–		–	–		–	5,377,773	(6)
Benefits	–		–	84,671	(9)	–	–
Continued accrual of pension service	–		–	145,000		–	–
Total compensation and benefits payable	–		–	1,524,413		–	5,603,765

(1)	All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2011.
(2)	The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($118,750 assuming a three-month period).
(3)	Fifty per cent of base salary in lieu of annual performance bonus for 18 months.
(4)	Payable within 30 days of termination.
(5)	In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text.
(6)	Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control. The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2012. The option amount is based on 63,460 options issued in February 2010 at $32.62 with a December 31, 2012 closing price for Non-Voting Shares of $64.68.
(7)	The executive is entitled to exercise all vested options within 90 days of termination. All unvested options are forfeited on termination. Vested options are not included in the table as they may be exercised at any time.
(8)	In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.
(9)	Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family and use of a leased vehicle.

TELUS 2013 information circular	■ 77

Robert McFarlane – EVP and CFO

In consideration of Mr. McFarlane’s early retirement on December 31, 2012, his help in ensuring an effective CFO transition process and lengthened post retirement competitive employment restrictions, the Company entered into a retirement transition agreement with Mr. McFarlane that provided him with a transition payment of $1,885,000. He was also paid for the vesting of his outstanding EPSUs as of December 31, 2012 in alignment with the PSU Plan as well as reimbursement for $15,000 in legal fees. His performance bonus of $232,737 and EPSUs award of $232,737 were based on actual results and paid in cash. Mr. McFarlane will also receive retirement-based continuing access to his vested and unvested past long-term incentive awards in accordance with their original vesting schedule; and health and welfare benefits for himself and his family, a vehicle benefit and telecom benefits to December 31, 2014.

Change of control

The Management Option Plan, Restricted Stock Unit Plan and Performance Stock Unit Plan contain change of control provisions that are applicable to all TELUS team members including the NEOs. See page 81 for a full description of these provisions and their effect.

The employment agreements of the NEOs, other than the CEO, do not contain any change of control provisions. As previously disclosed, the employment contract of Mr. Entwistle provides that upon a change of control, as defined in the same manner as the Management Option Plan, all of the then unvested share options, EPSUs and RSUs held by Mr. Entwistle will vest immediately. This provision was approved by the Board in 2006, based on the recommendation of the Compensation Committee. In making its recommendation, the Compensation Committee considered industry practices provided by the compensation consultant, and concluded that such an arrangement is within industry norm for CEOs and is appropriate.

Confidentiality and non-compete

Each agreement contains a prohibition on the improper disclosure or use of confidential information and a one-year non-competition restriction after termination.

Additional pensionable service

The agreements with Messrs. Entwistle, McFarlane, Natale, Spadotto and Blair provide that they will be accruing two years of pensionable service under the SRA for each full year of employment, in the time periods noted below. However, we do not grant additional core years of service for executives, and when additional pensionable service is granted, it is limited to a maximum period of five years. The additional service cannot be counted for the purpose of qualifying for early, unreduced retirement and would not be used for any other non-pension related items that might be dependent on service. As disclosed on page 72, the Company implemented a mechanism to migrate Messrs. Blair and Spadotto from their previous pension arrangements to participation in the registered defined benefit pension plan and the SRA. Their employment agreements reflect these arrangements.

Named executive officer	Employment period
Darren Entwistle	September 1, 2006 to September 1, 2011
Robert McFarlane	January 1, 2005 to January 1, 2010
Joe Natale	September 1, 2006 to September 1, 2011
Eros Spadotto	January 1, 2008 to January 1, 2013
Josh Blair	January 1, 2008 to January 1, 2013

Indebtedness of directors and officers

No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2006. In compliance with the July 30, 2002 enactment of SOX, no new personal loans to directors and executive officers have been made or arranged, and no pre-existing personal loans have been renewed or modified, since July 30, 2002.

78 ■	TELUS 2013 information circular

TELUS’ EQUITY COMPENSATION PLANS

TELUS’ equity compensation plans

The Company has a number of equity compensation plans, as well as other compensation plans that are also tied to the performance of equity but do not fall within the Toronto Stock Exchange’s (TSX’s) definition of equity compensation plans. For simplicity, this section groups all such plans together and provides a number of at-a-glance tables to highlight the key features and impact of these plans.

More detailed descriptions of each plan follow the tables.

TELUS equity-based plans at a glance

Name	Type of plan		New equity grants being issued	TELUS securities issuable from treasury
	Equity-based compensation	Other
Management Option Plan	X		Yes	Yes
Directors Plan		X	Yes	No
Performance Stock Unit Plan		X	Yes	No
Restricted Stock Unit Plan		X	Yes	No
Long-Term Incentive Plan for Non-Canadian Subsidiaries		X	Yes	No

The following table provides information as at December 31, 2012 on the Common Shares and Non-Voting Shares of the Company authorized for issuance under TELUS’ equity compensation plans (as defined under the TSX rules). As at December 31, 2012, the dilution, as a result of total share option reserves, was approximately 8.27 per cent of all outstanding Common Shares and Non-Voting Shares: less than one per cent for Common Shares and 17.8 per cent for Non-Voting Shares.

Plan category	Number of securities to be issued upon exercise of outstanding options (#) A	Weighted-average exercise price of outstanding options ($) B	Number of securities remaining available for future issuance (excluding securities reflected in column A) (#) C
Equity compensation plans approved by securityholders	Nil	n/a	Nil
Equity compensation plans not approved by securityholders	7,270,689	$43.03	19,683,334
Total	7,270,689	—	19,683,334

Amendments pursuant to the Arrangement

Pursuant to the Arrangement, at the Effective Time on February 4, 2013 the Management Option Plan was amended to reflect the exchange of the Non-Voting Shares into Common Shares and all existing options to acquire Non-Voting Shares were exchanged, on a one-for-one basis, for options to acquire Common Shares. All other terms of the options remained unchanged.

Also, effective upon completion of the Arrangement, the Directors Plan, the Performance Stock Unit Plan and the Restricted Stock Unit Plan were amended to reflect the exchange of the Non-Voting Shares into Common Shares. As of the Effective Time on February 4, 2013, all entitlements pursuant to these plans are based on the market price of the Common

Shares or payable in Common Shares acquired on the market rather than Non-Voting Shares.

Management Option Plan (TELUS Management Share Option Plan)

The Management Option Plan is the only equity compensation plan of the Company under which TELUS continues to grant options and where share options remain outstanding. Since January 1, 2001, all option grants have related to Non-Voting Shares. But as of the Effective Date of the Arrangement on February 4, 2013, all existing options to acquire Non-Voting Shares were exchanged, on a one-for-one basis, for options to acquire Common Shares and all future option grants will be for Common Shares.

TELUS 2013 information circular	■ 79

Management Option Plan at a glance

Term	Description
Participants	Eligible employees (primarily officers, senior managers and key management employees) as determined by the Compensation Committee.
Term	Maximum term is 10 years from the grant date. Recently, options were granted with seven-year terms. Option term is automatically extended if an option expires during a black-out period.
Expiry

Unless otherwise determined by the Compensation Committee, options will expire upon the earliest of:

■    Resignation of employment by a participant (other than retirement or by reason of disability), for all options (vested and unvested)

■    Ninety days after termination of employment without just cause for vested options

■    Termination of employment without just cause for unvested options

■    Termination of employment of the participant for just cause, for all options (vested and unvested)

■    Twelve months after the death of a participant, for options that have vested on death or within 12 months of death, any unvested options after this time period are forfeited

■    The end of the option term (applies to retirement and disability).

Vesting	To be determined at the time of grant. Since 2003, most grants are cliff-vesting three years after the grant date.
Exercise price

Pre-November 2006:

■    Weighted average trading price of the underlying Common Shares on the last business day before the grant date.

Post-November 2006:

■    Arithmetic average of the daily weighted average trading price of the underlying Common Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date.

Change of control	Yes. See page 81.
Assignability	Not assignable.
Ownership restrictions

■    The total number of Common Shares issuable to any one participant under this plan, together with all other Common Shares issuable to that participant under all TELUS equity-based compensation plans (as defined by the TSX), cannot exceed five per cent of the issued and outstanding Common Shares at the grant date of the option

■    The total number of Common Shares issued to insiders within any one-year period, under all other equity-based compensation plans (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding Common Shares

■    The total number of Common Shares issuable to insiders as a group under this plan, together with Common Shares issuable to insiders under all other equity-based compensation plans (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding Common Shares

■    A majority of options granted under this plan cannot be granted to insiders.

Total number of Shares reserved for further options as of March 11, 2013	The Company currently has reserved 20,121,633 Common Shares for further option grants representing 6.16 per cent of the issued and outstanding Common Shares.
Options outstanding as of March 11, 2013	Options to purchase 5,395,717 Common Shares representing 1.65 per cent of the issued and outstanding Common Shares.
Number of options held by officers as of March 11, 2013	Options for 440,206 Common Shares or 8.16 per cent of the total number of options outstanding under this plan.

80 ■	TELUS 2013 information circular

TELUS’ EQUITY COMPENSATION PLANS

The Management Option Plan was established in 2005 as part of the separation of the original TELUS Share Option and Compensation Plan into two plans: the Management Option Plan and the Directors Plan (see next section for details). The purpose of the Management Option Plan is to strengthen retention of key management employees, to align their interests with those of the Shareholders, and to provide incentive compensation based on the value of TELUS’ Shares.

Other features

The Management Option Plan contains two different methods under which exercised options may be settled by cash in lieu of delivery of Common Shares, thereby reducing the number of Common Shares to be issued and dilution to Shareholders. These two different methods, introduced at different times, apply to different sets of options issued under the Management Option Plan, and contain different terms.

Stock settlement feature

For certain options designated by the Company on or before the time options are granted, the Company may elect to have the options exchanged for a right of the optionholder to receive Common Shares in settlement for the exchanged options. The number of Common Shares to be issued is obtained by multiplying (i) the number of options exercised by (ii) the number obtained when the difference between the current market price of the Common Shares under option at the time of exercise and the exercise price is divided by the current market price of the Common Shares. The current market price for this purpose is the average trading price on the TSX for the last trading day before the day of exercise. The options so exchanged are cancelled, and the number of Common Shares determined by the difference between the number of options exchanged and the number of Common Shares issued in that exchange are then added back to the applicable reservation of Common Shares under the Management Option Plan.

Cash settlement feature

The Management Option Plan has a cash settlement feature that permits the Company to use cash to settle the exercise of specified options designated by the Company. In November 2010, we stopped using this feature, due to changes proposed by the federal government to the tax treatment of cash settled options. An optionee exercising designated options may elect to request the Company to accept a surrender of the designated options and receive from the Company, in cash, an amount equal to the difference between the market price (volume weighted average price of the Common Shares under option on the TSX on the business day following the participant’s election) and the exercise price. The surrendered options will be cancelled by the Company and Common Shares underlying these options will be added back to the share reservation.

Change of control

The Management Option Plan contains change of control provisions. Change of control is defined to be (i) a sale of greater than 50 per cent of TELUS’ consolidated assets to persons not affiliated with TELUS, (ii) a formal takeover bid being made for TELUS’ voting securities, (iii) any acquisition of 35 per cent or more of TELUS’ voting securities (excluding acquisitions by a subsidiary, the Company or any underwriter), (iv) any transaction involving the Company, its subsidiaries or its shareholders, where record holders of the voting securities of the Company immediately before these transactions hold less than 50 per cent of the voting securities of the Company or the continuing entity, or (v) any transactions that the Board determines to be a change of control.

However, subject to any other Board determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions. Substantially all of the assets is defined to mean assets having a value greater than 90 per cent of the fair market value of the assets of the Company and its subsidiaries on a consolidated basis.

Upon a change of control, the Board may take one or more of the following actions: (i) arrange for the options to be assumed by or similar options be substituted by the bidder or a continuing entity, subject to satisfying certain stated criteria, (ii) accelerate the vesting of the options, (iii) make a determination as to the market price for the purpose of further actions with respect to the options, (iv) arrange for cash or other compensation in exchange for a surrender of any options, or (v) make any other determinations as appropriate.

If the Board does not take any of the above actions, the following will occur by default upon a change in control: (i) in the event of a takeover bid, all unvested options will vest for the purpose of a participant exercising the options and depositing the Common Shares received on exercise to the takeover bid, but any Common Shares not deposited to the takeover bid will be cancelled and the options will be reinstated as unvested options, or (ii) in any other case, all unvested options will vest. In February 2013, the Board approved an amendment to the Management Option Plan to eliminate this clause, such that the default on a change of control is a double trigger, as described in the following paragraph. The amendment has been approved by the TSX, but, in accordance with TSX rules, does not require shareholder approval. This amendment is effective with respect to grants made on or after February 13, 2013.

TELUS 2013 information circular	■ 81

If the Board does not accelerate unvested options or replacement options upon a change of control, then with regard to any participant (i) whose employment is terminated without cause or (ii) who dies while employed within two years of the change of control, the unvested options issued to that participant before the change of control or their replacement securities will immediately vest and be exercisable for (i) 90 days following termination or (ii) 12 months following death, as applicable.

Amendment procedure

The Board, subject to any required regulatory or shareholder approval, has the power to amend or discontinue the Management Option Plan at any time, provided that such amendment is not prejudicial to any existing optionholders. The Board may, without Shareholder approval, amend the vesting of any option, extend the termination date of any option to a date that is not beyond the original expiry date, add any cashless exercise feature that also reduces the share reservation by the number of Shares underlying the exercised options, make any amendments for compliance with the United States Jobs Creation Act 2004, and make any non-material amendments to the Management Option Plan. Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in the number of Common Shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature that does not also reduce the share reservation by the number of Shares underlying the exercised options, the addition of any provision that results in a participant receiving Common Shares without the Company receiving cash consideration, any material change in the method to determine the exercise price of options, addition of any right permitting a change of the price of any outstanding options, any material expansion of the type of awards available under the plan, any amendment to extend the termination date of any option beyond its original expiration date or any amendment to permit any transfer of options other than by will or applicable laws. In accordance with TSX rules, amendments to this amendment procedure provision require Shareholder approval.

Amendments to the Management Option Plan

As noted above, on February 4, 2013, the effective date of the Arrangement, the Management Option Plan was amended to reflect the exchange of the Non-Voting Shares into Common Shares and that all existing options to acquire Non-Voting Shares were exchanged, on a one-for-one basis, for options to acquire Common Shares. Other minor housekeeping changes were also made in 2012. In February 2013, the Board approved amendments to the change of control provisions of the Management Option Plan to default to a double trigger on a change of control. See the description on page 81. The TSX approved the above amendments to the Management Option Plan.

Directors Plan (Directors Deferred Share Unit Plan)

The Directors Plan was established to enable non-employee directors to participate in the growth and development of TELUS and to align directors’ interests with those of our Shareholders. The Directors Plan provides that a director may elect to receive his or her annual retainer and meeting fees in DSUs, Common Shares or cash. DSUs entitle the directors to a specified number of, or a cash payment based on the value of, Common Shares. The Company ceased granting options to directors in 2002 and in 2012, the Board approved amendments to the Directors Plan to eliminate the option provisions.

Directors Plan at a glance

Term	Description
Participants	Non-employee directors.
Term	DSUs do not have a fixed term.
Expiry	DSUs are valued and paid out after a director ceases to be a director for any reason at a time elected by the director in accordance with the Directors Plan.
DSU payout amount	Number of DSUs multiplied by the then applicable market price for Common Shares.
Vesting	All DSUs vest upon grant.
Change of control	No.
Grant price	DSUs, when granted, are based on the dollar amount allocated to the director divided by the weighted average trading price of Common Shares on the business day prior to grant date.
Assignability	Not assignable, other than by will or the laws of succession on devolution.
DSUs outstanding as of March 11, 2013	394,985 DSUs.

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TELUS’ EQUITY COMPENSATION PLANS

Other features

DSUs are credited with additional DSUs equivalent in value to the dividends paid on the Common Shares. If a participant elects to be paid out in Common Shares, Common Shares are acquired by the plan administrator in the open market for the participant.

Amendment procedure

Subject to any regulatory approval, the Board has the power under the Directors Plan to amend or terminate the Directors Plan at any time, provided that the amendment will not reduce the rights of a participant that have accrued before the amendment or termination. This power includes the right to make any change or waiver of any conditions with respect to DSUs and to make any amendments for compliance with the United States Jobs Creation Act 2004. All amendments to the Directors Plan must be in compliance with any applicable regulatory requirements.

Amendments to the Directors Plan

On February 8, 2012, upon the recommendation of the Corporate Governance Committee and the Human Resources and Compensation Committee, the Board approved certain amendments to the Directors Plan in order to give directors who retire from the Board the ability to elect the valuation date of their DSUs upon retirement and other minor housekeeping amendments. The TSX approved these amendments to the Directors Plan.

Since the Company ceased granting options in 2002 to directors and no options remain outstanding under the Directors Plan, on March 14, 2012, the Board approved amending the Directors Plan to eliminate the option provisions, to change the name of the plan to the Directors Deferred Share Unit Plan and to make other minor housekeeping amendments.

As noted above, effective upon completion of the Arrangement, the Board approved amendments to the Directors

Plan to reflect the exchange of the Non-Voting Shares into Common Shares. As of the Effective Date on February 4, 2013, all entitlements pursuant to the Directors Plan are based on the market price of the Common Shares or payable in Common Shares rather than Non-Voting Shares.

Other existing share equity plans

In addition to the foregoing, there is one other plan, the Employee Stock Option Plan which provides for the granting of options to acquire shares, although no current options are outstanding or are contemplated to be granted under this plan.

Performance Stock Unit Plan

As noted on page 55, the Performance Stock Unit Plan is a medium-term incentive plan that awards EPSUs and MPSUs that are pegged, as of February 4, 2013, to the value of the Common Shares.

The Performance Stock Unit Plan, formerly known as the Executive Stock Unit Plan, was first implemented in 2002 for Executive Leadership Team (ELT) members and expanded in 2011 to include designated senior management team members. The purpose of this plan is to link a portion of the at-risk compensation to both the achievement of performance targets and total shareholder return, and to promote the retention of executives.

The participants may elect to take payments under the Performance Stock Unit Plan in cash or, as of February 4, 2013, Common Shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in Common Shares issued from treasury.

When dividends on Common Shares are declared and paid during the life of an EPSU or MPSU, additional EPSUs or MPSUs, as the case may be, equivalent in value to dividends paid on the Common Shares are credited to the participant’s account. These dividend equivalents do not vest unless the applicable EPSUs or MPSUs vest.

TELUS 2013 information circular	■ 83

Performance Stock Unit Plan at a glance

Term	Description
Participants	Members of the ELT as approved by the Compensation Committee. Since February 2011, members may also include a broader group of senior management below the executive level as approved by the CEO.
Vesting

■    Vest and become payable in equal annual instalments over approximately a three-year period, subject to permitted deferrals

■    All EPSUs and MPSUs vest and are paid out before the end of the second year after the grant year.

Change of control	Yes. See below.
Payout amount	Arithmetic average of the daily weighted average trading price of Common Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.
Payment/termination

Unless otherwise determined by the Compensation Committee (or by the CEO with respect to grants below the ELT level), and subject to permitted deferrals, payment (or forfeiture) occurs upon the earliest of:

■    Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) for vested EPSUs and MPSUs, all unvested EPSUs or MPSUs forfeited immediately upon such resignation

■    Termination of employment for just cause – all vested and unvested EPSUs and MPSUs forfeited immediately

■    Sixty days after termination of employment without just cause for both vested and unvested EPSUs and MPSUs

■    Sixty days after retirement or termination as a result of disability for all vested and unvested EPSUs and MPSUs

■    Sixty days after the death of a participant, for all vested and unvested EPSUs and MPSUs

■    Within 30 days of normal vesting date.

Change of control

The Performance Stock Unit Plan contains change of control provisions equivalent to those in the Management Option Plan. These provisions generally provide that upon a change of control, as defined in these plans, the Board has the discretion to take certain actions such as the conversion of outstanding EPSUs and MPSUs into stock units under a similar plan of a publicly traded successor corporation, the vesting of all unvested EPSUs or MPSUs, or the provision of cash or other consideration in exchange for cancelling outstanding EPSUs or MPSUs. If the Board decides not to take any of the discretionary permitted actions, then the outstanding EPSUs and MPSUs will vest as set out for each defined change of control. However, for EPSUs and MPSUs granted after February 13, 2013, the Plan was amended to provide that the default is a double trigger as described for the Management Option Plan in Change of control on page 81.

Amendments to the Performance Stock Unit Plan

As noted above, effective upon the completion of the Arrangement, the Board approved amendments to the Performance Stock Unit Plan to reflect the exchange of the Non-Voting Shares into Common Shares and to make other minor housekeeping amendments. As of February 4, 2013, all entitlements pursuant to the Performance Stock Unit Plan are based on the market price of the Common Shares or payable in Common Shares rather than Non-Voting Shares.

In February 2013, as mentioned above, the Board also approved amendments to the change of control provisions of the Performance Stock Unit Plan to default to a double trigger on a change of control. See page 81.

Restricted Stock Unit Plan

As noted on page 56, the Restricted Stock Unit Plan is a long-term incentive plan that awards RSUs which, as of February 4, 2013, are pegged to the value of the Common Shares.

The purpose of the Restricted Stock Unit Plan is to align the interests of management with those of Shareholders, to provide incentive compensation based on the value of Common Shares and for retention. This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company.

The participants may elect to take payments under the Restricted Stock Unit Plan in cash or Common Shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in Common Shares issued from treasury.

When dividends on Common Shares are paid during the life of an RSU, additional RSUs equivalent in value to dividends paid on the Common Shares are credited to the participant’s account. These dividend equivalents do not vest unless the RSUs vest.

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TELUS’ EQUITY COMPENSATION PLANS

Restricted Stock Unit Plan at a glance

Term	Description
Participants	Members of the executive management and other employees (primarily senior and key management) as approved by the Compensation Committee.
Vesting	Typically, vest and become payable in the second year after the grant year.
Change of control	Yes. See below.
Payout amount	Arithmetic average of the daily weighted average trading price of Common Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.
Payment/termination

Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of:

■    Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) for vested RSUs – all unvested RSUs forfeited immediately upon such resignation

■    Termination of employment of the participant for just cause – all vested and unvested RSUs forfeited immediately upon such termination

■    Termination of employment without just cause – all vested RSUs shall be paid within 60 days upon termination and all unvested RSUs are forfeited on the date of termination

■    Sixty days after retirement or termination as a result of disability for all vested and unvested RSUs

■    Sixty days after the death of a participant, for all vested and unvested RSUs

■    Within 30 days of normal vesting date.

Change of control

The Restricted Stock Unit Plan contains change of control provisions equivalent to those in the Management Option Plan and Performance Stock Unit Plan. For details, see the description of these provisions for the Management Option Plan in Change of control on page 81.

Amendments to Restricted Stock Unit Plan

As noted above, effective upon the completion of the Arrangement, the Board approved amendments to the Restricted Stock Unit Plan to reflect the exchange of the Non-Voting Shares into Common Shares and to make other minor housekeeping amendments. As of February 4, 2013, all entitlements pursuant to the Restricted Stock Unit Plan are based on the market price of the Common Shares or payable in Common Shares rather than Non-Voting Shares.

In February 2013, the Board also approved amendments to the change of control provisions of the Restricted Stock Unit Plan to default to a double trigger on a change of control. See page 81.

Long-Term Incentive Plan for Non-Canadian Subsidiaries

The Long-Term Incentive (LTI) Plan for Non-Canadian Subsidiaries was established in February 2012 to provide certain international executive and management employees of non-Canadian subsidiaries of TELUS with an incentive and opportunity to share in the total shareholder return of the Company and to provide for retention of such employees. The LTI Plan provides an opportunity for participants to acquire, through LTI units, an increased ownership interest in the Company. LTI units are based on the value of the Common Shares.

All payments pursuant to the LTI Plan will be paid in cash only. No Common Shares may be purchased in the market or issued from treasury.

When dividends on Common Shares are paid during the life of an LTI unit, additional LTI units equivalent in value to the dividends paid on the Common Shares are credited to the participant’s account. These dividend equivalents do not vest unless the LTI units vest.

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LTI Plan at a glance

Term	Description
Participants	Members of the executive management and other employees (primarily senior and key management) of non-Canadian subsidiaries who are non-residents of Canada (for purposes of the Income Tax Act (Canada), as approved by the CEO.
Vesting	Typically, vest and become payable in the second year after the grant year.
Change of control	Yes. See below.
Payout amount	Arithmetic average of the daily weighted average trading price of Common Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.
Payment/termination

Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of:

■    Termination of employment (just cause or without just cause) and retirement of the participant – all unvested LTI units forfeited immediately upon such termination, vested LTI units continue to be payable according to vesting schedule (within 30 days of normal vesting date)

■    Sixty days after termination as a result of disability for all vested and unvested LTI units

■    Sixty days after the death of a participant, for all vested and unvested LTI units

■    Within 30 days of normal vesting date.

Change of control

The LTI Plan contains change of control provisions equivalent to those in the Management Option Plan, Restricted Stock Unit Plan and Performance Stock Unit Plan. For LTI units granted after February 26, 2013, the LTI Plan was amended to provide that the default is a double trigger as described for the Management Option Plan in Change of control on page 81.

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ADDITIONAL INFORMATION

Additional Information

Interest of certain persons in material transactions

None of the insiders of the Company, no nominee for election as a director of the Company and no associate as affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Additional matters and information

Additional financial information is contained in TELUS’ Annual Information Form and the audited consolidated financial statements of the Company for the year ended December 31, 2012 and Management’s discussion and analysis thereon. Copies of these documents are available upon request to TELUS’ Corporate Secretary at 5 – 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7. All of the Company’s public documents are filed with SEDAR and EDGAR and may be found on sedar.com and sec.gov. Unless otherwise indicated, information in this circular is provided as at March 11, 2013.

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Appendix A: Statement of TELUS’ corporate governance practices

TELUS is committed to effective and best practices in corporate governance and regularly assesses emerging best practices. As part of that commitment, TELUS has a philosophy of being an early adopter of best practices. TELUS is also committed to transparent and comprehensive disclosure of its corporate governance practices and to providing voluntary disclosure that goes beyond what is required.

TELUS complies with all applicable Canadian and U.S. corporate governance rules, regulations and policies. Although not required to do so, TELUS has voluntarily adopted the expanded definition of independence in Section 303A of the New York Stock Exchange Governance Standards (the NYSE Governance Rules), and is also in substantial compliance with most of the provisions of the NYSE Governance Rules that are not mandatory for foreign private issuers, including the new NYSE requirements regarding the independence of compensation committee members, except as follows:

■

With respect to shareholders’ approval of equity-based compensation arrangements, TELUS follows the TSX rules, which require shareholders’ approval of equity-based compensation arrangements and material amendments only if they involve newly issued securities. This is in contrast to the NYSE Governance Rules, which generally require shareholders’ approval of all equity-based compensation arrangements regardless of whether they involve newly issued securities or securities purchased in the open market.

■	TELUS follows many (but not all) of the incremental disclosure provisions under the NYSE Governance Rules.

TELUS’ efforts in corporate governance and reporting continue to be externally recognized. In 2012, for the third consecutive year, the Canadian Institute of Chartered Accountants (CICA) recognized TELUS with the Overall Award of Excellence for Corporate Reporting, its highest award in Canada, as well as an award in the Communications and Media category and Honourable Mention for both Sustainable Development and Corporate Governance Disclosures.

Disclosure of TELUS’ practices against the Governance Disclosure Rule1

Board of Directors

Disclose the identity of directors who are independent.

The Board of Directors has determined that all of the proposed directors, other than Mr. Entwistle, are independent. Biographies of each director, including their business experience and the names of other organizations on whose boards they serve, can be found in the Director biographies on pages 15 to 20 of this information circular and by visiting telus.com/governance and clicking on Board members and committees.

Disclose the identity of directors who are not independent and describe the basis for that determination.

Mr. Entwistle, as President and CEO of TELUS, is the only director who is a member of management of the Company and as such, is not independent.

The Board determines independence using a set of criteria that goes beyond applicable securities rules and has chosen to voluntarily comply with all elements of the independence test pronounced by the NYSE including those that are not binding on TELUS. Accordingly, the independence tests applied by the Board comply with the applicable Canadian and U.S. governance rules and the NYSE Governance Rules. The Board’s adoption of these criteria is reflected in the TELUS Board Policy Manual.

The Board applied its expanded independence test to the relationship between each director and the Company based on information updated annually through a comprehensive questionnaire.

[1]	National Instrument 58-101 – Disclosure of Corporate Governance Practices

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As one of Canada’s largest telecommunications companies and the incumbent local exchange carrier in several provinces, the Company provides service to its directors and their families, and to many organizations with whom the directors are associated. The Board has determined that the provision of services per se does not create a material relationship between the director and the Company. Rather, the Board examines a variety of factors including the magnitude of the service provided, the monetary and strategic value of those services to each party, the degree of dependence on such relationship by either party, and how easily a service may be replaced, in determining if any such relationship creates a material relationship. The Board considers similar factors in assessing the materiality of any relationship between the Company and any customer, supplier or lender with whom a director is associated.

Applying the above tests and process, the Board is satisfied that, except for Mr. Entwistle, there is no material relationship existing between any of the proposed directors and the Company, either directly or as a partner, shareholder or officer of an organization that has a material relationship with the Company.

Disclose whether a majority of directors are independent.

Eleven of the 12 nominees proposed for election as directors at the Meeting are independent. Since 2000, the Board has required that at least a majority of its directors be independent. This requirement is captured in the TELUS Board Policy Manual.

If a director is presently a director of any other issuer that is a reporting issuer in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Each nominee, other than Mr. Day and Mr. Woodley, is a director of one or more other reporting issuers. See the tables on pages 15 to 20 for a list of all other companies and certain non-profit entities for which the 12 nominees act as directors.

Disclose whether or not independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the numbers of meetings held since the beginning of 2012.

As a regular feature at each Board and standing Committee meeting, there is an in-camera session without the CEO or any other member of management present. The Chair of the Board, or the Committee as the case may be, presides over these in-camera sessions. In 2012, the Board held nine in-camera sessions without any member of management present. Standing committees held 19 in-camera sessions in total.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director and describe his or her role and responsibilities.

The Board has determined that Brian Canfield, the current Board Chair, is an independent director under the applicable Canadian and U.S governance rules and the NYSE Governance Rules.

Mr. Canfield was CEO of BC TELECOM Inc., predecessor to TELUS, from October 1990 to July 1997. He also served as President and CEO of the Company for a brief period from September 1999 to July 10, 2000 while the Company searched for a new CEO. Mr. Canfield has long passed the three-year cooling-off period required by the above rules for establishing his independence from management.

The duties and mandate of the Chair are set out in the TELUS Board Policy Manual. They include leading the Board in its management and supervision of the business and affairs of the Company and its oversight of management, and promoting effective relations with shareholders.

Disclose the attendance record of each director for all board meetings held since the beginning of 2012.

See pages 15 to 20 for attendance records for each director. In accordance with the TELUS Board Policy Manual, directors are expected to attend all Board and committee meetings. In 2012, the Corporate Governance Committee expanded its attendance policy, requiring the Committee to take a director’s attendance into consideration during the nomination process, if a director attends less than 75 per cent of Board and committee meetings held in a year (except if due to exceptional circumstances).

Board mandate

Disclose the text of the board’s written mandate.

The TELUS Board Policy Manual was developed to assist Board members in fulfilling their obligations, both individually and collectively, and to make very explicit the expectations on the Board, Board committees, individual directors, the Chair, the committee chairs and the CEO. The terms of reference for the Board of Directors are contained in the manual and are also attached as Appendix C to this information circular. A copy of the TELUS Board Policy Manual in its entirety is available at telus.com/governance.

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To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to committees to ensure full review of certain matters. The terms of reference of the committees set out the mandates, duties and scope of authority of the committees. In addition, each committee uses an annual work plan to guide its deliberations during the course of the year. The committees report to the Board on their activities on a regular basis.

To further delineate the responsibilities of the Board, the Board has adopted a Delegation Policy under which the Board delegates certain decisions to management. This policy provides guidance to the Board and management on matters requiring Board approval including major capital expenditures, acquisitions, investments or divestitures.

The Board has also approved a Policy on Corporate Disclosure and Confidentiality of Information, a copy of which is available at telus.com/governance. The policy is reviewed annually with the assistance of the Chief Internal Auditor for continuous improvements. The policy sets out the Company’s policies and practices on corporate disclosure and applies to all TELUS team members, including directors, officers and employees. The policy’s objectives include (i) disclosing information in a timely, consistent and appropriate manner, and (ii) disseminating material information pursuant to all applicable legal requirements. Material changes to the policy, as approved by the Disclosure Committee, must be reported to the Audit Committee and approved by the Board.

Position descriptions

Disclose whether or not the board has developed written descriptions for the chair and the chair of each board committee.

The Board has developed a description of the role and responsibilities of the Board Chair, and brief position descriptions for the chair of each Board committee, all of which are described in the TELUS Board Policy Manual available at telus.com/governance. The Chair’s duties include: leading the Board in its management and supervision of the business and affairs of the Company, leading the Board in its oversight of management and promoting effective relations with shareholders.

Disclose whether or not the board and CEO have developed a written position description for the CEO.

The Board has developed a written position description of the role and responsibilities of the CEO, and it is contained in the TELUS Board Policy Manual. The CEO’s duties include: providing leadership and managing the business and affairs of the Company, directing and monitoring the activities of the

Company to achieve the Company’s objectives and goals, and recommending to the Board the strategic direction of the Company and implementing strategic, business and operational plans. The Board annually approves the Company’s corporate priorities, which the CEO is responsible for meeting. As well, his annual performance objectives relevant to compensation, which are reviewed and approved by the Compensation Committee, supplement his mandate. With input from the remaining directors as part of the process, the Compensation Committee evaluates the performance of the CEO against his annual objectives and reports its conclusions back to the Board. For further details, see the report of the Human Resources and Compensation Committee on page 39.

Orientation and continuing education

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Corporate Governance Committee reviews, approves and reports to the Board on the directors’ orientation program. New directors receive an orientation session on joining the Board, conducted by various members of senior management. The orientation session provides an overview of TELUS’ strategy, business imperatives, plan and risks, financial condition and financing strategy, regulatory matters, board and committee governance including mandates, roles and policies, corporate policies, compliance and governance philosophy and practices. In addition, the Board’s practice is to appoint new directors to the Audit Committee for at least their first year on the TELUS Board. Given the scope of that committee’s mandate relative to those of the other committees, Audit Committee members receive a particularly comprehensive view of the Company operations in their entirety, which offers to new directors the quickest means of understanding the Company’s operations, risks and strategy.

Management also offers orientation and training to new members on Board committees in the form of a customized orientation session. The session typically includes an overview of the committee’s mandate and work plan for the year as well as current initiatives, key issues, regulatory trends and best practices relevant to the committee.

John Manley was appointed to the Board and to the Audit Committee on July 1, 2012 and attended a comprehensive, full-day orientation session covering the topics identified above. The orientation session also included brief overviews of the Corporate Governance Committee, the Compensation Committee and the Pension Committee, and issues which impact each committee.

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Briefly describe what measure, if any, the board takes to provide continuing education for its directors.

As outlined in its mandate, the Corporate Governance Committee reviews, approves and reports to the Board on plans for the ongoing development and education of existing Board members. As part of ongoing education, management gives regular presentations and provides topical literature from external experts to the Board and its committees to inform them of developments in legal, regulatory and industry initiatives. The Company has also set up an online portal through which directors can access research and educational materials on a wide variety of topics including governance, technology, strategy, human resources and regulatory and government affairs. Directors are provided with management contacts for each educational topic so that they may request additional information or arrange for further consultation regarding the materials. Directors identify topics for continuing education through discussions at Board and committee meetings, annual evaluations and skills self-assessment surveys.

Directors may also attend external education programs at TELUS’ expense. In 2012, the Corporate Governance Committee formally approved an annual tuition credit to encourage directors to attend external courses relevant to their role as a director of TELUS. Several directors used this new credit to take courses on a range of subjects, including risk management, the telecom industry and pension governance. Furthermore, all of our directors are members of the Institute of Corporate Directors, which provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends.

Management conducted or organized the education sessions noted below in 2012. Management also provided information to directors on available courses. Once again, a key focus for 2012 was to provide updates on changes in the competitive landscape, customer requirements, technological changes and industry developments, and regulatory updates, regularly at each quarterly Board meeting.

Board education and orientation in 2012

Date	Subject	Attendees	Presented by
February 7 March 14 July 31 November 6	Updates on corporate governance, including emerging best practices (Canadian Coalition for Good Governance, or CCGG), significant case law, developments and proposed amendments to Canadian and U.S. securities rules and regulation (Dodd-Frank implementation), and developments related to say on pay and shareholder engagement	Corporate Governance Committee	■ Senior Vice-President, Chief Legal Officer and Corporate Secretary ■ Senior Counsel
February 7 May 8 July 31 November 6	Quarterly updates on audit governance and major accounting policies	Audit Committee	■ Vice-President, Risk Management and Chief Internal Auditor ■ Senior Vice-President and Corporate Controller ■ Vice-President and Controller, Corporate Accounting and Financial Reporting
February 7 May 8 August 1 November 6	Updates on pension law reform and pension trends, including governance trends and benchmarking relative to peers (liability benchmarks), as well as pension reform initiatives. Updates on market trends and strategy in relation to TELUS pension plans	Pension Committee	■ Senior Vice-President and Treasurer ■ Director, Investment Management ■ Senior Portfolio Manager
February 7 March 14 May 8 July 31 November 6	Updates on compensation trends, including emerging best practices for executive compensation disclosure (CCGG) and developments related to say on pay	Compensation Committee

■    Executive Vice-President, Human Resources and Chief Corporate Officer

■    Vice-President, Compensation and Benefits

■    Senior Vice-President, Chief Legal Officer and Corporate Secretary

■    External  compensation consultant

February 7 May 8 August 1 November 6	Quarterly strategic context update including competitive environment, technological and industry developments, government and regulatory developments, peer performance	Entire Board	■ Executive Vice-President and CFO
May 8	Education session on TELUS’ property risk governance assurance program	Corporate Governance Committee	■ Manager, Risk Management

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Date	Subject	Attendees	Presented by
July 31	Update on performance contingent long-term incentive awards, market practices related to vesting and payout of long-term incentive awards in connection with a change in control, clawback policies and granting of additional years of pension service	Compensation Committee	■ Executive Vice-President, Human Resources and Chief Corporate Officer ■ External compensation consultant
August 1	Healthcare information technology	Entire Board	■ Executive Vice-President and Vice-Chair, TELUS Québec, TELUS Health and TELUS Ventures ■ Senior Vice-President and President, TELUS Health
August 2	Technology update and network trends	Entire Board	■ Executive Vice-President, Technology Strategy ■ Executive Vice-President, Business Transformation
November 6	Enterprise risk management and internal audit overview	Entire Board	■ Vice-President, Risk Management and Chief Internal Auditor
November 6	Education session on empty voting	Entire Board	■ External Counsel
December 4	Updates on directors’ duties and secondary market civil liability disclosure	Entire Board	■ Senior Vice-President, Chief Legal Officer and Corporate Secretary

Ethical business conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: (i) disclose how a person may obtain a copy of the code, (ii) describe how the board monitors compliance with its code, and (iii) provide a cross-reference to any material change report filed since the beginning of 2012 that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

TELUS has an Ethics Policy that applies to all TELUS team members including directors, officers and employees. The Ethics Policy outlines the responsibilities and guidelines that describe the ethical standard expected of all TELUS team members including how to deal with conflicts of interest and the disclosure required by TELUS team members of actual or potential conflicts. The policy is available at telus.com/governance. As part of that policy, TELUS established the TELUS Ethics Line in 2003, which provides the public and TELUS team members with a channel for anonymous and confidential questions or complaints on accounting, internal controls or ethical issues, a summary of which is reported on a quarterly basis to the Compensation Committee and the Audit Committee. In 2007, TELUS enhanced the independence and accessibility of the Ethics Line by engaging a third-party intake provider, EthicsPoint, to run the hotline and forward calls or reports received to the Ethics Office and, for complaints relating to accounting and internal accounting controls, to the Senior Vice-President, Chief Legal Officer and Corporate Secretary. EthicsPoint also forwards respectful workplace issues to the Company’s respectful workplace contact. TELUS team members and external callers from around the world can make an inquiry or complaint online or by phone 24 hours a day, seven days a week in a variety of languages.

TELUS’ Ethics Office offers team members assistance in ethical decision-making by providing guidance concerning the Ethics Policy. The Ethics Office also conducts investigations, establishes appropriate policies and guidelines on TELUS’ expected standards of business conduct and closely monitors TELUS’ Ethics Line. The Ethics Office oversees ethics training, including an online course called TELUS Integrity that is mandatory for all TELUS team members, including TELUS International team members, and is extended to contractors with access to our information systems. The course combines ethics, respectful workplace, corporate security and privacy modules. The Ethics Office requires each director, as well as each TELUS team member, to acknowledge annually that he or she has reviewed the Ethics Policy and understands the policy’s expectations. The Vice-President, Risk Management and Chief Internal Auditor reports quarterly to the Compensation Committee and the Audit Committee on the results of any investigation of whistleblower, ethics and internal controls complaints received by the Ethics Office and the Senior Vice-President, Chief Legal Officer and Corporate Secretary (as the case may be). The Compensation Committee and the Audit Committee of the Board are required to review the Ethics Policy jointly on an annual basis and recommend changes for approval to the Board as appropriate. No waivers of the Ethics Policy are intended, and any waiver that is granted to an executive officer or director under the Ethics Policy must be pre-approved by the members of the Board of Directors or their delegate, which

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must be a Board committee and must be disclosed subject to the TELUS Policy on Corporate Disclosure and Confidentiality of Information. For all other employees, a waiver of the Ethics Policy must receive prior approval from the Senior Vice-President, Chief Legal Officer and Corporate Secretary together with the Vice-President, Risk Management and Chief Internal Auditor and must be promptly reported to the Audit Committee.

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Under the Business Corporations Act (British Columbia) and the Articles, any director or executive officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. A director who holds a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve that contract or transaction.

Nomination of directors

Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee is responsible for proposing new nominees for election as directors.

The objective is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. Directors are chosen for their ability to contribute to the broad range of issues with which the Board routinely deals. The Board strives to achieve a balance between a need to have a depth of institutional experience from its members on the one hand and the need for renewal and new perspectives on the other hand. During the annual evaluation process, the contribution of each director is reviewed. The Board Chair also canvasses directors individually on their intentions, in order to identify impending vacancies on the Board as far in advance as possible.

When recruiting new directors, the Corporate Governance Committee considers, among other things, the vision and business strategy of the Company, the skills and competencies of the current directors on the basis of the matrix below, the existence of any gaps in Board skills and the attributes and experience new directors should have in order to best enhance the Company’s business plan and strategies. While the Board does strive for diversity and takes into account factors such as gender, ethnic background, geographic origin and other personal characteristics when considering new directors, the Board considers the knowledge, skills, experience and character of an individual to be the most important criteria in determining the value he or she may bring to the Board. The Corporate Governance Committee uses a skills matrix (shown below) to help identify any gaps in the skills and competencies currently considered most relevant for the Company. Each director, other than Darren Entwistle, our President and CEO, has to indicate the degree to which he or she believes they possess such skill or competency on a scale from 1 to 5 (where 1 means minimal, 2 developing, 3 proficient, 4 advanced and 5 expert).

Skill/competency	Number of director nominees with advanced or expert skill/competency
Senior executive/strategic leadership – experience as a senior executive of a public company or other major organization; experience driving strategic direction and leading growth	11
Finance and accounting – experience with, or understanding of, financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls, and IFRS	8
Executive compensation/HR – experience with, or understanding of, executive compensation, talent management/retention and succession planning	10
Governance – experience with, or understanding of, leading governance/corporate responsibility practices with a public company or other major organization; experience leading a culture of accountability and transparency	11
Technology knowledge – knowledge of relevant emerging technologies, including information and telecom technology	3
Industry knowledge – knowledge of telecommunications, content and/or health information industries, including strategic context, market competitors and business issues facing those industries	9
Retail/customer experience – experience with, or understanding of the mass consumer industry (whether directly or indirectly through retail channels)	4
Risk management – experience in, or understanding of, internal risk controls, risk assessments and reporting	8
Government/regulatory affairs – experience in, or understanding of, government and public policy, both federally and/or provincially	4

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The Corporate Governance Committee, with input from the President and CEO and the Chair, formulates the most desirable mix of attributes and experience, including track record of business success, diversity of experience and background, and relevant industry experience and may retain an external search firm to assist in the identification of candidates meeting the requisite criteria. As well, the Corporate Governance Committee invites the directors to suggest potential candidates. The Corporate Governance Committee maintains an evergreen list of potential director candidates, which are assessed and ranked according to the various criteria described above and are assigned various weightings. Prospective candidates are solicited to determine their interest and time availability. They generally meet with the Chair and the President and CEO and any other directors that the Corporate Governance Committee deems appropriate, and must agree to the commitment that the Company expects of its directors. The Corporate Governance Committee reports to the Board throughout the process, and reviews with the Board the identified candidates as well as its recommendations. The Corporate Governance Committee also generally conducts a background check on the recommended candidate and assesses the financial literacy and independence of the candidate when making its final recommendation to the Board.

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance Committee is responsible for nomination of directors and is composed entirely of independent directors.

The terms of reference for the Corporate Governance Committee are set out at telus.com/governance. For a summary of the responsibilities, powers and operation of the Committee see the report of the Corporate Governance Committee on page 32.

Compensation

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Executive compensation

The Board has delegated to the Compensation Committee, whose members are all independent, the responsibility for reviewing and recommending to the Board the compensation of the CEO, and approving the compensation of the remaining executive management. The Compensation Committee is a proponent of pay for performance by linking executive compensation directly to the achievement of business objectives and has adopted a market-based approach to executive compensation to ensure that the Company provides competitive compensation. See page 47 for a full description of the Company’s compensation philosophy and process.

Director compensation

The Board has delegated to the Corporate Governance Committee the responsibility for reviewing and recommending to the Board the compensation and benefits of Board members. The Corporate Governance Committee annually reviews Board compensation. See Director compensation starting on page 23 for further information on directors’ fees and equity ownership.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.

The Corporate Governance Committee and the Compensation Committee are each composed entirely of independent directors.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

In addition to setting executive compensation, the Compensation Committee: recommends to the Board for approval the appointment of executives, reviews and recommends to the Board for approval annually the CEO’s succession plan, and reviews, approves and reports to the Board on an annual basis, or more frequently as required, succession plans for the remaining executive management. See page 41.

For more information on the Compensation Committee’s responsibilities, including the process by which it determines compensation of TELUS’ executive team, see the report of the Human Resources and Compensation Committee on page 39.

See page 23 for a description of the responsibilities, powers and operation of the Corporate Governance Committee with respect to the determination of director compensation.

If a compensation consultant or advisor has, at any time since the beginning of 2012, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.

The Compensation Committee engaged the services of an external compensation consultant, Meridian Compensation Partners, LLC, to assist the Committee in its review of executive

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compensation practices, executive compensation design, market trends and regulatory considerations. The Corporate Governance Committee engaged the services of Meridian Compensation Partners, LLC to conduct similar reviews of director compensation. For further information regarding the compensation consultant, including its mandate and independence, work performed and fees received in 2012, see the report of the Human Resources and Compensation Committee on page 40.

Other Board committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit, Corporate Governance and Compensation Committees, the Board has a Pension Committee. The creation of a standing board committee to oversee pension matters was the innovation of BC TELECOM, a TELUS predecessor. TELUS has multiple pension plans that are complex, with a significant amount of pension assets under administration. They impact the financial well-being of TELUS employees and TELUS financial results (assets, liabilities, returns and funding), and are affected by changing capital market conditions. Accordingly, the TELUS Board has long believed that a separate board committee whose focus is exclusively dedicated to ensuring the integrity and sound management, investment performance and pension governance of TELUS pension assets is an important element of its overall commitment to excellence in governance and risk management practices. The Pension Committee’s specific duties include oversight of the actuarial soundness, investment policy and performance of the pension plans within its mandate, compliance with government legislation and fiduciary responsibilities, and pension governance.

Detailed descriptions of each standing committee’s mandate are found in this information circular on pages 32, 34, 36 and 39, while the full text of each standing committee’s terms of reference can be found at telus.com/governance.

All committees have the authority to retain external advisors at TELUS’ expense in connection with their responsibilities. The Compensation Committee retained Meridian Compensation Partners, LLC in 2010 going forward as its independent external executive compensation consultant. A description of their work for the Compensation Committee is on page 40. In 2011, the Corporate Governance Committee retained Meridian Compensation Partners, LLC to assist in the annual market study of directors’ compensation for 2012 (see page 23), the results of which were reviewed in 2012.

On January 25, 2012, the Board constituted a Special Committee composed of Brian Canfield (Chair of the Special Committee), Charlie Baillie, John Butler, Rusty Goepel, John Lacey and Bill MacKinnon to review and evaluate the Arrangement and make recommendations to the Board related to the Arrangement. See page 29 for more information on the Special Committee.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

The Corporate Governance Committee, in conjunction with the Chair, carries out an annual assessment of the Board, its committees and individual directors. Details of the process appear on page 26.

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Incorporation number: 573792

Appendix B: Amended and restated Articles TELUS Corporation

(the “Company”)

1.	Interpretation

1.1	Definitions

In these Articles, unless the context otherwise requires:

(1)	“Acknowledgement” means a non-transferable written acknowledgement of the shareholder’s right to obtain a certificate for shares of any class or series, including a direct registration system advice;
(2)	“applicable securities laws” means the applicable securities legislation of Canada (if any), each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;
(3)	“appropriate person” has the meaning assigned thereto in the Securities Transfer Act;
(4)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;
(5)	“Broadcasting Act” means the Broadcasting Act (Canada), as amended or re-enacted from time to time;
(6)	“Broadcasting Direction” means the Direction to the CRTC (Ineligibility of Non-Canadians) P.C. 1997 – 486 8 April 1997, as amended from time to time and any replacement direction or regulation under the Broadcasting Act or any other form of legislative instrument, with respect thereto;
(7)	“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto or replacements thereof and includes all regulations and amendments thereto made pursuant to that Act;
(8)	“business day” means any day other than a Saturday, Sunday or any statutory holiday in the province of British Columbia;
(9)	“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;
(10)	“legal personal representative” means the personal or other legal representative of a shareholder, and includes a trustee in bankruptcy of the shareholder;
(11)	“protected purchaser” has the meaning assigned thereto in the Securities Transfer Act;
(12)	“Radiocommunication Act” means the Radiocommunication Act (Canada), as amended or re-enacted from time to time;
(13)	“Radiocommunication Regulations” means section 10 of the Radio Regulations, P.C. 1996 – 1679 5 November, 1996, as amended or replaced from time to time, whether by statute, regulation, direction or by any other form of legislative instrument;
(14)	“registered address” means a shareholder’s address as recorded in the central securities register;
(15)	“seal” means the seal of the Company, if any;
(16)	“Securities Transfer Act” means the Securities Transfer Act (British Columbia), as amended or re-enacted from time to time;
(17)	“Telecommunication Regulations” means the Canadian Telecommunication Common Carrier Ownership and Control Regulations P.C. 1994 – 1772 25 October, 1994, as amended or replaced from time to time, whether by statute, regulation, direction or by any other form of legislative instrument; and
(18)	“Telecommunications Act” means the Telecommunications Act (Canada), as amended or re-enacted from time to time.

1.2	General

In these Articles:

(1)	expressions referring to writing include printing, lithography, typewriting, photography, facsimile, Internet, e-mail, CDROM, diskette, electronic and other modes of representing or reproducing words;
(2)	expressions referring to signing include facsimile and electronic signatures; and
(3)	the words “including”, “includes” and “include” means including (or includes or include) without limitation.

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1.3	Special Majority
(1)	For the purposes of the Articles and the Business Corporations Act, the majority of votes required for the Company to pass a special resolution at a general meeting is two-thirds of the votes cast on the resolution.
(2)	For the purposes of the Business Corporations Act, and unless otherwise provided in the Articles, the majority of votes required for shareholders holding shares of a class or series of shares to pass a special separate resolution is two-thirds of the votes cast on the resolution.

1.4	Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes and unless the context requires otherwise, apply to these Articles as if the Articles were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail.

1.5	Conflicts Between Articles and the Business Corporations Act

If there is a conflict or inconsistency between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.	Shares and Share Certificates

2.1	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3	Shareholder Entitled to Share Certificate or Acknowledgement

Unless the shares of which the shareholder is the registered owner are uncertificated shares, each shareholder is entitled, upon request and without charge, to (1) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (2) an

Acknowledgement, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or Acknowledgement and delivery of a share certificate or Acknowledgement to one of several joint shareholders or to one of the joint shareholders’ duly authorized agents will be sufficient delivery to all.

2.4	Delivery by Mail

Any share certificate or Acknowledgement may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or Acknowledgement is lost in the mail, stolen or returned.

2.5	Replacement of Worn Out or Defaced Share Certificate

If the directors are satisfied that a share certificate is worn out or defaced, the directors must, on production of the share certificate and on such other terms, if any, the directors determine:

(1)	order the share certificate to be cancelled; and
(2)	issue a share certificate or Acknowledgement.

2.6	Replacement of Lost, Destroyed or Wrongfully Taken Share Certificate

If a person entitled to a share certificate claims that the share certificate has been lost, destroyed or wrongfully taken, the Company must issue a share certificate or an Acknowledgement if that person:

(1)	so requests before the Company has notice that the share certificate has been acquired by a protected purchaser;
(2)	provides the Company with an indemnity bond sufficient in the Company’s judgment to protect the Company from any loss that the Company may suffer by issuing a new certificate or Acknowledgement; and
(3)	satisfies any other reasonable requirements imposed by the directors.

A person entitled to a share certificate or Acknowledgement may not assert against the Company a claim for a new share certificate or Acknowledgement where a share certificate has been lost, apparently destroyed or wrongfully taken if that person fails to notify the Company of that fact within a reasonable time after that person has notice of it and the Company registers a transfer of the shares represented by the certificate before receiving a notice of the loss, apparent destruction or wrongful taking of the share certificate.

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2.7	Recovery of New Share Certificate

If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of a transfer, then in addition to any rights on the indemnity bond, the Company may recover the new share certificate from a person to whom it was issued or any person, other than a protected purchaser, taking under that person.

2.8	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.9	Share Certificate or Acknowledgement Fee

There must be paid to the Company, in relation to the issue of any share certificate or Acknowledgement under Articles 2.5, 2.6 or 2.8, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors or the Company’s transfer agent.

2.10	Recognition of Interests

The Company is not bound by or compelled in any way to recognize (even when having notice thereof): (a) any equitable, contingent, future or partial interest in any share or fraction of a share or, (b) except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction, any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.	Issue of Shares

3.1	Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons (including directors), in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine.

3.2	Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)	consideration is provided to the Company for the issue of the share by one or more of the following:
(a)	past services performed for the Company;
(b)	property;
(c)	money; and
(2)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.3	Commissions

The directors may from time to time authorize the Company to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company, whether from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares.

3.4	Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine.

4.	Securities Registers

4.1	Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain a central securities register, which may be kept in electronic form and may be made available for inspection in accordance with the Business Corporations Act by means of computer terminal or other electronic technology.

4.2	Appointment of Agent

The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

5.	Share Transfers

5.1	Registering Transfers

Subject to the Business Corporations Act and the Securities Transfer Act, a transfer of a share of the Company must not be registered unless the Company or the transfer agent or registrar

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for the class or series of the share to be transferred has received:

(1)	in the case of a share certificate that has been issued by the Company in respect of the share to be transferred, that share certificate and a written instrument of transfer (which may be on a separate document or endorsed on the share certificate) from the shareholder or other appropriate person or from an agent who has actual authority to act on behalf of that person;
(2)	in the case of an Acknowledgment in respect of the share to be transferred, a written instrument of transfer that directs that the transfer of the share be registered, from the shareholder or other appropriate person or from an agent who has actual authority to act on behalf of that person;
(3)	in the case of a share that is an uncertificated share, a written instrument of transfer that directs that the transfer of the share be registered, from the shareholder or other appropriate person or from an agent who has actual authority to act on behalf of that person; and
(4)	such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of the share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser.

5.2	Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved from time to time by the Company or its transfer agent for the class or series of shares to be transferred.

5.3	Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, a transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4	Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the Acknowledgement deposited with the instrument of transfer:

(1)	in the name of the person named as transferee in that instrument of transfer; or
(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or any Acknowledgement in respect of such shares.

5.6	Transfer Fee

There must be paid to the Company or its transfer agent, in relation to the registration of any transfer, the amount, if any, determined by the Company or its transfer agent.

6.	Transmission of Shares

6.1	Legal Personal Representative Recognized on Death

In the case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint tenant, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the directors may require the original grant of probate or letters of administration or a court certified copy of them or the original or a court certified or authenticated copy of the grant of representation, will, order or other instrument or other evidence of the death under which title to the shares or securities is claimed to vest.

6.2	Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in

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accordance with these Articles, provided appropriate evidence of appointment or incumbency, within the meaning of the Securities Transfer Act, and the documents required by the Business Corporations Act and the directors have been deposited with the Company. This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder’s name and the name of another person in joint tenancy.

7.	Purchase of Shares

7.1	Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares upon the terms authorized by the directors.

7.2	Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)	the Company is insolvent; or
(2)	making the payment or providing the consideration would render the Company insolvent.

7.3	Sale and Voting of Purchased Shares

If the Company retains a share, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)	is not entitled to vote the share at a meeting of its shareholders;
(2)	must not pay a dividend in respect of the share; and
(3)	must not make any other distribution in respect of the share.

8.	Borrowing Powers

8.1	Borrowing Powers

The Company, if authorized by the directors, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms that the directors consider appropriate;
(2)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;
(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
(4)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2	Delegation

The directors may from time to time delegate to such one or more of the directors or officers of the Company as may be designated by the board all or any of the powers conferred on the board by Article 8.1 or by the Business Corporations Act to such extent and in such manner as the directors shall determine at the time of each such delegation.

9.	Alterations

9.1	Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may:

(1)	by ordinary resolution:
(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;
(b)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;
(c)	if the Company is authorized to issue shares of a class of shares with par value:
(i)	decrease the par value of those shares; or
(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;
(d)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; or
(e)	alter the identifying name of any of its shares;

and, if applicable, alter its Articles and Notice of Articles accordingly; or

(2)	by resolution of the directors, subdivide or consolidate all or any of its unissued, or fully paid issued, shares and, if applicable, alter its Articles and Notice of Articles accordingly.

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9.2	Special Rights and Restrictions

(1)	Subject to the Business Corporations Act and to the special rights and restrictions attached to any class or series of shares, the Company may by special resolution:
(a)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares which have been issued; or
(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares which have been issued;

and if applicable, alter its Articles and Notice of Articles accordingly.

(2)	Subject to the Business Corporations Act and to the special rights and restrictions attached to any class or series of shares, the Company may by ordinary resolution:
(a)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares for any shares which have not been issued; or
(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares which have not been issued;

and, if applicable, alter its Articles and Notice of Articles accordingly.

9.3	Change of Name

The Company may by resolution of the directors authorize an alteration of its Notice of Articles in order to change its name or to adopt or change any translation of that name.

9.4	Other Alterations

Unless the Business Corporations Act or these Articles otherwise require, any action that must or may be taken or authorized by the shareholders, including any amendment or alteration to these Articles, may be taken or authorized by an ordinary resolution.

10.	Meetings of Shareholders

10.1	Annual General Meetings

The Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2	Calling of Meetings of Shareholders

The directors may call a meeting of shareholders at such time as they determine.

10.3	Location of Meeting

Subject to Article 10.8, the directors may, by resolution of the directors, approve any location for the holding of a meeting of shareholders.

10.4	Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least 21 days before the meeting.

10.5	Record Date for Notice and Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of, and to vote at, any meeting of shareholders.

10.6	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.7	Class Meetings and Series Meetings of Shareholders

Unless otherwise specified in these Articles, the provisions of these Articles relating to a meeting of shareholders will apply, with the necessary changes and so far as they are applicable, to a class meeting or series meeting of shareholders holding a particular class or series of shares.

10.8	Electronic Meetings

The directors may determine that a meeting of shareholders shall be held entirely by means of telephonic, electronic or other communication facilities that permit all participants to communicate with each other during the meeting. A meeting of shareholders may also be held at which some, but not necessarily all, persons entitled to attend may participate by means of such communication facilities, if the directors determine to make them available. A person participating in a meeting by such means is deemed to be present at the meeting.

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10.9	Electronic Voting

Any vote at a meeting of shareholders may be held entirely or partially by means of telephonic, electronic or other communication facilities, if the directors determine to make them available, whether or not persons entitled to attend participate in the meeting by means of communication facilities.

11.	Proceedings at Meetings of Shareholders

11.1	Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or represent by proxy, shareholders holding, in the aggregate, at least 25% of the issued shares entitled to be voted at the meeting.

11.2	Other Persons May Attend

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Company and others who, although not entitled to vote, are entitled or required under any provision of the Business Corporations Act, the special rights and restrictions attaching to their shares or these Articles to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or on the consent of the directors.

11.3	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.4	Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved; and
(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to a fixed time and place as determined by the chair of the board or by the directors.

11.5	Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.4(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.6	Chair

The following individual shall preside as chair at a meeting of shareholders:

(1)	the chair of the board, if any;
(2)	if the chair of the board is absent or determines not to act as chair of the meeting, the president or chief executive officer; or
(3)	if neither the chair nor the president or chief executive officer is present, any director;

unless another person is or has been designated by the board to act as chair of such meeting and such person is present and willing to act as chair at such meeting, in which case the person so designated shall preside as chair.

11.7	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.8	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 45 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.9	Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands or the functional equivalent of a show of hands by means of electronic, telephonic or other communication facility, unless a poll, before or on the declaration of the result of the vote by show of hands or the functional equivalent of a show of hands, is directed by the chair of the meeting or demanded by any shareholder entitled to vote who is present in person or by proxy.

11.10	Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands (or its functional equivalent) or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a

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resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.9, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.11	Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.12	Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands (or its functional equivalent) or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.13	Manner of Taking Poll

Subject to Article 11.14, if a poll is duly demanded at a meeting of shareholders:

(1)	the poll must be taken:
(a)	at the meeting, or within seven business days after the date of the meeting, as the chair of the meeting directs; and
(b)	in the manner, at the time and at the place that the chair of the meeting directs;
(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and
(3)	the demand for the poll may be withdrawn by the person who demanded it.

11.14	Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.15	Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.16	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.17	Retention of Ballots and Proxies

The Company must, after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting and, as soon as reasonably practicable after the meeting, make such ballots and proxies available for inspection during statutory business hours by any shareholder or proxy holder entitled to vote at the meeting for such period of time as required by the Business Corporations Act. At the end of such period, the Company may destroy such ballots and proxies.

12.	Votes of Shareholders

12.1	Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)	on a vote by show of hands (or its functional equivalent), every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and
(2)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2	Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands (or its functional equivalent) or on a poll, and may appoint a proxy holder to act at the meeting to the extent permitted by law, if, before doing so, the person satisfies the chair of the meeting that the person is a legal personal representative for a shareholder who is entitled to vote at the meeting.

12.3	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)	any one of the joint shareholders may vote at any meeting of shareholders, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or
(2)	if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of the joint shareholders votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

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12.4	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5	Representative of a Corporate Shareholder

Any shareholder which is a corporation may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder’s behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Company a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Company or the chair of the meeting. Any such representative need not be a shareholder.

12.6	Appointment and Instruction of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy. A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder. The instructing of proxy holders may be carried out by means of telephonic, electronic or other communication facility in addition to or in substitution for instructing proxy holders by mail.

12.7	Form of Proxy

A proxy, whether for a specified meeting or otherwise shall be in such form as approved by the directors or the chair of the meeting.

12.8	Deposit of Proxy

The board may specify in the notice calling a meeting of shareholders a time, not exceeding 48 hours (excluding non-business days), preceding the meeting, or an adjournment thereof, before which proxies must be deposited with the Company or its agent specified in such notice. Subject to Articles 12.10 and 12.11, a proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Company or an agent thereof specified in such notice or, where no such time is specified in such notice, if it has been so deposited or received by the secretary of the Company or by the chair of the meeting or any adjournment thereof prior to the time of voting. A proxy may be sent to the Company or its agent by written instrument, fax or any other method of transmitting legibly recorded messages and by using available internet or telephone voting services as may be approved by the directors.

12.9	Revocation of Proxy

Subject to Articles 12.10 and 12.12, every proxy may be revoked by an instrument in writing that is received:

(1)	at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or
(2)	by the chair of the meeting, at the meeting, before any vote in respect of which the proxy is to be used shall have been taken.

12.10	Waiver of Proxy Time Limits

Notwithstanding Articles 12.8 and 12.9, the chair of any meeting or the directors may, but need not, at his, her or their sole discretion waive the time limits for the deposit or revocation of proxies by shareholders, including any deadline set out in the notice calling the meeting of shareholders, any proxy circular or specified in a proxy for the meeting and any such waiver shall be final and conclusive.

12.11	Chair May Determine Validity of Proxy

The chair of any meeting of shareholders may, but need not, at his or her sole discretion, make determinations as to the acceptability of proxies deposited for use at the meeting, including the acceptability of proxies which may not strictly comply with the requirements of this Article 12 as to form, execution, accompanying documentation or otherwise, and any such determination made in good faith shall be final and conclusive.

12.12	Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.9 must be signed as follows:

(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative;
(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.13	Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given,

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unless notice in writing of that death, incapacity or revocation is received:

(1)	at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or
(2)	by the chair of the meeting, at the meeting, before any vote in respect of which the proxy is to be used shall have been taken.

12.14	Inquiry and Production of Evidence

The board or chair of any meeting of shareholders may, but need not, at any time (including prior to, at or subsequent to the meeting), ask questions of, and request the production of evidence from, a shareholder (including a beneficial owner), the transfer agent or such other person as they, he or she considers appropriate for the purposes of determining a person’s share ownership position as at the relevant record date and authority to vote. For greater certainty, the board or the chair of any meeting of shareholders may, but need not, at any time, inquire into the legal or beneficial share ownership of any person as at the relevant record date and the authority of any person to vote at the meeting and may, but need not, at any time, request from that person production of evidence as to such share ownership position and the existence of the authority to vote. Such request by the board or the chair of any meeting shall be responded to as soon as reasonably possible.

12.15	Chair’s Resolution of Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting shall determine the dispute, and his or her determination made in good faith is final and conclusive.

13.	Directors

13.1	Number of Directors

The number of directors shall be a minimum of 10 and a maximum of 16 and the number of directors may be fixed within such range from time to time by the board of directors, whether previous notice thereof has been given or not. Notwithstanding any limitation in Article 14.1, the board of directors, between annual general meetings, may appoint one or more additional directors of the Company, but the number of additional directors must not at any time exceed 1/3 of the number of directors elected at the last annual general meeting of the Company.

13.2	Directors’ Acts Valid

An act or proceeding of the directors is not invalid merely because fewer than the minimum number of directors set or otherwise required under these Articles is in office.

13.3	Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.4	Remuneration and Reimbursement of Expenses

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. The Company must reimburse each director for the reasonable expenses that he or she may incur on behalf of the business of the Company.

14.	Election and Removal of Directors

14.1	Election at Annual General Meeting

At every annual general meeting:

(1)	the shareholders entitled to vote at the annual general meeting for the election of directors are entitled to elect a board of directors consisting of not more than the number of directors set by the directors pursuant to Article 13.1; and
(2)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2	Nomination of Directors
(1)	Only persons who are nominated in accordance with the procedures set out in this Article 14.2 shall be eligible for election as directors of the Company. Nominations of persons for election to the board of directors of the Company may be made at any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:
(a)	by or at the direction of the board, including pursuant to a notice of meeting;
(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the Business Corporations Act or pursuant to a requisition of the shareholders made in accordance with the Business Corporations Act; or

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(c)	by any shareholder:
(i)	who, at the close of business on the date of the giving of the notice provided for below in this Article 14.2 and on the record date for notice of such meeting, is entered in the central securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting on the election of directors (a “Nominating Shareholder”); and
(ii)	who complies with the notice procedures set forth in this Article 14.2.
(2)	In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof (in accordance with this Article 14.2) and in proper written form (in accordance with this Article 14.2) to the secretary of the Company at the principal executive offices of the Company.
(3)	To be timely, a Nominating Shareholder’s notice to the Company must be made:
(a)

in the case of an annual general meeting, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders provided, however, in the event that the annual general meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual general meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

Notwithstanding the provisions of this Article 14.2, in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(4)	To be in proper written form, a Nominating Shareholder’s notice to the Company must set forth:
(a)	if the Nominating Shareholder is not the beneficial owner of the shares, the identity of the beneficial owner and the number of shares held by that beneficial owner;
(b)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:
(i)	the name, age and address of the person;
(ii)	the principal occupation or employment of the person;
(iii)	the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and
(iv)	any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular or other filings to be made in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and applicable securities laws; and
(c)	as to the Nominating Shareholder giving the notice, any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company on the election of directors and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular or other filings to be made in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and applicable securities laws.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company in accordance with applicable securities laws and the rules of any stock exchange on which the securities of the Company are then listed for trading or that could be material to a reasonable shareholder’s

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understanding of such independence, or lack thereof, of such proposed nominee.

(5)	Except as otherwise provided by the special rights or restrictions attached to the shares of any class or series of the Company, no person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 14.2; provided, however, that nothing in this Article 14.2 shall be deemed to preclude discussion by a shareholder or proxy holder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Business Corporations Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded. A duly appointed proxy holder of a Nominating Shareholder shall be entitled to nominate at a meeting of shareholders the directors nominated by the Nominating Shareholder, provided that all of the requirements of this Article 14.2 have been satisfied.
(6)	For purposes of this Article 14.2, “public announcement” shall mean disclosure in a news release reported by a national news service in Canada, or in a document publicly filed by the Company under its issuer profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.
(7)	Notwithstanding any other provision of these Articles, notice given to the secretary of the Company pursuant to this Article 14.2 may only be given by personal delivery or facsimile transmission (at such contact information as set out on the Company’s issuer profile on the System for Electronic Document Analysis and Retrieval), and shall be deemed to have been given and made only at the time it is served by personal delivery to the secretary of the Company at the principal executive offices of the Company or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or transmission is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or transmission shall be deemed to have been made on the next following day that is a business day.
(8)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 14.2.

14.3	Consent to be a Director

No nomination, election, appointment or designation of an individual as a director is valid unless:

(1)	that individual consents to be a director in the manner provided for in the Business Corporations Act; or
(2)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.
14.4	Failure to Elect or Appoint Directors

If:

(1)	the Company fails to hold an annual general meeting on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or
(2)	the shareholders fail at the annual general meeting to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)	the date on which his or her successor is elected or appointed; and
(4)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.5	Directors May Appoint to Fill Vacancies

The directors may appoint a qualified person to fill any vacancy occurring in the board of directors except a vacancy:

(1)	resulting from an increase in the number of the minimum or maximum number of directors; or
(2)	resulting from a failure by the shareholders to elect the number or minimum number of directors set or otherwise required under these Articles;

and a director elected or appointed to fill a vacancy on the board of directors shall hold office for the unexpired term of his or her predecessor. For greater certainty, the ability of the directors to add additional directors as provided in Article 13.1 is not filling a vacancy as contemplated hereunder.

14.6	Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office

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than a quorum of directors, the directors may only act for the purpose of appointing directors up to that number, or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors.

14.7	Shareholders May Fill Vacancies

If the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8	Ceasing to be a Director

A director ceases to be a director when:

(1)	the term of office of the director expires;
(2)	the director dies;
(3)	the director resigns as a director by notice in writing provided to the Company; or
(4)	the director is removed from office pursuant to Articles 14.9 or 14.10.

14.9	Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint a director to fill that vacancy.

14.10	Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

14.11	Manner of Election of Directors

At any shareholders meeting at which directors are to be elected a separate vote of shareholders shall be taken with respect to each candidate nominated for director.

15.	Powers and Duties of Directors

15.1	Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.	Interests of Directors and Officers

16.1	Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director on the terms (as to remuneration or otherwise) that the directors may determine.

16.2	No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.3	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

17.	Proceedings of Directors

17.1	Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as the directors determine, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2	Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

17.3	Chair of Meetings

The following individual shall preside as chair at a meeting of directors:

(1)	the chair of the board, if any; or
(2)	any other director chosen by the directors present if the chair of the board is not present at the meeting or any part of the meeting, determines not to chair the meeting or has advised the secretary or any other director that he or she will not be present at the meeting.

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17.4	Meetings by Telephone or Other Communications Facilities

A director who is entitled to participate in, including vote at, a meeting of directors or of a committee of directors may participate:

(1)	in person; or
(2)	by telephone; or
(3)	with the consent of the directors present, by other communications facilities;

if all directors participating in the meeting, whether in person, by telephone or by other communications facilities, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5	Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company (if any) on the request of a director must, call a meeting of directors at any time.

17.6	Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone conversation with that director.

17.7	When Notice Not Required

It is not necessary to give notice of a meeting of directors to a director if:

(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of directors at which that director is appointed; or
(2)	the director has waived notice of the meeting.

17.8	Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director does not invalidate any proceedings at that meeting.

17.9	Waiver of Notice of Meetings

Any director may by way of a written instrument, fax, e-mail or any other method of transmitting legibly recorded messages in which the waiver of the director is evidenced, whether or not the signature of the director is included in the record, waive notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director. Attendance of a director at a meeting of the directors is a waiver of notice of the meeting unless that director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

17.10	Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors to a number not less than 50% of the directors in office, and, if not so set, is deemed to be a majority of directors in office.

17.11	Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12	Consent Resolutions

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or
(2)	in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consents to it in writing.

A consent in writing under this Article may be by any written instrument, fax, e-mail or any other method of transmitting legibly recorded messages in which the consent of the director is evidenced, whether or not the signature of the director is included in the record. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the

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committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

18.	Committees and Delegation of Authority

18.1	Appointment and Powers of Committees and Delegation of Authority

The directors may, by resolution:

(1)	appoint one or more committees consisting of a director or directors that they consider appropriate;
(2)	delegate to a committee appointed under paragraph (1) or to any officer or officers of the Company any of the directors’ powers, except the power to:
(a)	fill vacancies in the board of directors;
(b)	remove a director;
(c)	create a committee of the directors, create or modify the terms of reference for a committee of the directors, or change the membership of, or fill vacancies in, any committee of the directors;
(d)	issue securities except on the terms authorized by the directors;
(e)	declare dividends;
(f)	purchase, redeem or otherwise acquire shares issued by the Company except on the terms authorized by the directors; and
(g)	appoint or remove the president or chief executive officer;
(3)	make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

18.2	Audit Committee

The directors shall appoint from among its number an audit committee to be composed of not fewer than 3 directors in compliance with all regulatory requirements and to provide to the audit committee the powers and duties as determined by the directors.

18.3	Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;
(2)	terminate the appointment of, or change the membership of, the committee; and
(3)	fill vacancies in the committee.
18.4	Transaction of Business

The power of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution consented to in writing by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside of Canada, by telephone or by other communications facilities.

18.5	Procedure

Unless otherwise determined by the directors, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chair and to regulate its procedure.

19.	Officers

19.1	Directors May Appoint Officers

The directors may, from time to time, appoint such officers as the directors determine and the directors may, at any time, terminate any such appointment.

19.2	Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)	determine the title of the officer;
(2)	determine the functions and duties of the officer or permit the president or chief executive officer to make that determination; and
(3)	revoke, withdraw, alter or vary all or any of the functions and duties of the officer or change the title of the officer or permit the president or chief executive officer to make any such determinations.

19.3	Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board must be a director. Any officer need not be a director.

19.4	Terms of Appointment

All appointments of officers are to be made on the terms and conditions that the directors determine and are subject to termination at the pleasure of the directors.

19.5	Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions and for such period, and subject to such conditions as the directors may determine. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors determine. Any such

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attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

20.	Indemnification

20.1	Mandatory Indemnification of Eligible Parties

Subject to the Business Corporations Act, the Company must indemnify an eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must indemnify, and pay expenses in advance of the final disposition of an eligible proceeding in accordance with, and to the fullest extent and in all circumstances permitted by, the Business Corporations Act.

20.2	Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

20.3	Non-Compliance with Business Corporations Act

The failure of an eligible party or any other person to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

20.4	Company May Purchase Insurance

Subject to the limitations contained in the Business Corporations Act, the Company may purchase and maintain insurance for the benefit of any person referred to in this Article 20.

21.	Dividends

21.1	Payment of Dividends Subject to Special Rights

The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2	Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as the directors may deem advisable.

21.3	No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4	Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend.

The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5:00 p.m. (Vancouver time) on the date on which the directors pass the resolution declaring the dividend.

21.5	Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money, by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

21.6	Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of such joint shareholders may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.7	No Interest

No dividend shall bear interest against the Company. Where the dividend to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

21.8	Method of Payment

Any dividend, bonuses or other distribution payable in money in respect of shares may be paid by cheque sent through the post or by electronic transfer, so authorized by the shareholder, directed to the registered address of the holder or the account specified by such holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register or the account specified by such joint holder, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque shall be made payable to the order of the person whom it is sent. The mailing of such cheque or the forwarding by electronic transfer shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

21.9	Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

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21.10	Unclaimed Dividends

Any dividend unclaimed after a period of three years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Company. The Company shall not be liable to any person in respect of any dividend which is forfeited to the Company or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

22.	Accounting Records

22.1	Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

22.2	Inspection of Accounting Records

Unless the directors determine otherwise, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

23.	Giving Notices and Sending Records

23.1	Method of Giving Notices and Delivering Records

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report, document or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)	sending the record by mail or courier addressed to the person at the applicable address for that person as follows:
(a)	for a record mailed or sent by courier to a shareholder, the shareholder’s registered address;
(b)	for a record mailed or sent by courier to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;
(c)	in any other case, the mailing address of the intended recipient;
(2)	delivering the record addressed to the person at the applicable address for that person as follows:
(a)	for a record delivered to a shareholder, the shareholder’s registered address;
(b)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;
(c)	in any other case, the delivery address of the intended recipient;
(3)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;
(4)	sending the record by e-mail to the e-mail address provided by the intended recipient for the sending of that record or records of that class;
(5)	personally delivering the record to the intended recipient; or
(6)	creating and providing the record that is posted on or made available through a generally accessible electronic source and providing the person notice in writing, including by mail, courier, delivery, fax or e-mail, of the availability and location of the record.

23.2	Deemed Receipt

A notice, statement, report, document or other record that is:

(1)	mailed to a person by ordinary mail or sent by courier to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed or sent by courier on the day (Saturdays, Sundays and holidays excepted) following the date of mailing or sending by courier;
(2)	faxed to a person to the fax number provided for that person referred to in Article 23.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;
(3)	e-mailed to a person to the e-mail address provided by that person referred to in Article 23.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed; or
(4)	delivered by posting it on or making it available through a generally accessible electronic source referred to in Article 23.1 is deemed to be received by the person on the day such person is sent notice in writing, including by mail, courier, delivery, fax or e-mail, of the availability and location of such notice, statement, report, document or other record.

23.3	Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report, document or other record was sent in accordance with Article 23.1 is conclusive evidence of that fact.

23.4	Notice to Joint Shareholders

A notice, statement, report, document or other record may be provided by the Company to the joint shareholders of a share by

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providing the record to the joint shareholder first named in the central securities register in respect of the share.

23.5	Notice to Legal Personal Representative

A notice, statement, report, document or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	sending the record, addressed to such person:
(a)	by name, by the title of the legal personal representative of the deceased, bankrupt or incapacitated shareholder or by any similar description; and
(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or
(2)	if an address referred to in paragraph (1)(b) has not been supplied to the Company, by sending the record in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

23.6	Omission and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the directors or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

23.7	Undelivered Records

If any record sent to a shareholder pursuant to Article 23.1 is returned on two consecutive occasions because that shareholder cannot be found, the Company shall not be required to send any further records to such shareholder until that shareholder informs the Company in writing of a new address.

23.8	Unregistered Shareholders

Every person who becomes entitled to any share by any means whatsoever shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the central securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Company the proof of authority of his entitlement prescribed by the Business Corporations Act.

24.	Seal

24.1	Who May Attest Seal

Except as provided in Article 24.2, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signature of:

(1)	any director;
(2)	any officer; or
(3)	any person authorized by any of the foregoing.

24.2	Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Article 24.1 to attest the Company’s seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

25.	First Preferred Shares as a Class

The First Preferred Shares shall as a class carry and be subject to the following rights, privileges, restrictions and conditions:

25.1	Issue of Shares

The First Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the directors of the Company shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, the whole subject to the filing with the registrar of a Notice of Alteration with respect to the creation of a series of First Preferred Shares and at the records office of the Company an amendment to the Articles containing a

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description of such series including the rights, privileges, restrictions and conditions determined by the board of directors.

25.2	Rank

The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the Second Preferred Shares and the Common Shares of the Company and over any other shares ranking junior to the First Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of the First Preferred Shares, the First Preferred Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the First Preferred Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The First Preferred Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class over the Second Preferred Shares and the Common Shares of the Company and over any other class ranking junior to the First Preferred Shares as may be determined in the case of such series of First Preferred Shares.

25.3	Voting

Except as hereinafter referred to or as required by law, the holders of the First Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

25.4	Amendment to Special Rights

The rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the First Preferred Shares given as hereinafter specified.

25.5	Approval Requirements

The approval of the holders of the First Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the First Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the First Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by the holders of not less than two-thirds of the First Preferred Shares then outstanding or passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the First Preferred Shares duly called for that purpose.

The quorum for a meeting of the holders of the First Preferred Shares shall be not less than 25% of the outstanding First Preferred Shares present in person or represented by proxy at such meeting, provided however, that, if at any such meeting, when originally held, the holders of at least 25% of the outstanding First Preferred Shares are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 7 days later, and to such time and place as may be fixed by the chairman of such meeting and, at such adjourned meeting, the holders of First Preferred Shares present in person or so represented by proxy, whether or not they hold more or less than 25% of all First Preferred Shares then outstanding, may transact the business for which the meeting was originally called.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time prescribed by these Articles with respect to meetings of shareholders, or if not so prescribed, as required by the Business Corporations Act as in force at the time of the meeting. On every poll taken at every meeting of the holders of the First Preferred Shares as a class, or at any joint meeting of the holders of two or more series of First Preferred Shares, each holder of First Preferred Shares entitled to vote thereat shall have one vote in respect of each First Preferred Share held.

26.	Second Preferred Shares as a Class

The Second Preferred Shares shall as a class carry and be subject to the following rights, privileges, restrictions and conditions:

26.1	Issue of Shares

The Second Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the directors of the Company shall fix the number of shares that will form such series and shall, subject to the limitations set out

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in the Articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, the whole subject to the filing with the registrar of a Notice of Alteration with respect to the creation of a series of Second Preferred Shares and with the records office of the Company an amendment to the Articles containing a description of such series including the rights, privileges, restrictions and conditions determined by the board of directors.

26.2	Rank

The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to dividends and return of capital and shall, subject to the prior rights of the holders of the First Preferred Shares, be entitled to a preference over the Common Shares of the Company and over any other shares ranking junior to the Second Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs. If cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of the Second Preferred Shares, the Second Preferred Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Second Preferred Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Second Preferred Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class over the Common Shares of the Company and over any other class ranking junior to the Second Preferred Shares as may be determined in the case of such series of Second Preferred Shares.

26.3	Voting

Except as hereinafter referred to or as required by law or unless provision is made in the Articles relating to any series of Second Preferred Shares that such class is entitled to vote, the holders of the Second Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

26.4	Amendment to the Special Rights

The rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Second Preferred Shares given as hereinafter specified.

26.5	Approval Requirements

The approval of the holders of the Second Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Second Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Second Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by the holders of not less than two-thirds of the Second Preferred Shares then outstanding or passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the Second Preferred Shares duly called for that purpose.

The quorum for a meeting of the holders of the Second Preferred Shares shall be not less than 25% of the outstanding Second Preferred Shares present in person or represented by proxy at such meeting, provided however, that, if at any such meeting, when originally held, the holders of at least 25% of the outstanding Second Preferred Shares are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 7 days later, and to such time and place as may be fixed by the chairman of such meeting and, at such adjourned meeting, the holders of Second Preferred Shares present in person or so represented by proxy, whether or not they hold more or less than 25% of all Second Preferred Shares then outstanding, may transact the business for which the meeting was originally called.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time prescribed by these Articles with respect to meetings of shareholders, or if not so prescribed, as required by the Business Corporations Act as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Second Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Second Preferred Shares, each holder of Second Preferred Shares entitled to vote thereat shall have one vote in respect of each Second Preferred Share held.

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27.	Common Shares

The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

27.1	Dividends

Subject to any preference as to the payment of dividends provided to any shares ranking in priority to the Common Shares, the holders of Common Shares shall, except as otherwise hereinafter provided, be entitled to participate equally with each other as to dividends and the Company shall pay dividends thereon, as and when declared by the board of directors of the Company out of moneys properly applicable to the payment of dividends, in amounts per share and at the same time on all such Common Shares at the time outstanding as the board of directors may from time to time determine.

27.2	Liquidation or Dissolution

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, all of the property and assets of the Company which remain after payment to the holders of any shares ranking in priority to the Common Shares in respect of payment upon liquidation, dissolution or winding-up of all amounts attributed and properly payable to such holders of such other shares in the event of such liquidation, dissolution, winding-up or distribution, shall be paid or distributed equally, share for share, to the holders of the Common Shares without preference or distinction.

27.3	Voting Rights

Subject to Article 28, the holders of the Common Shares shall be entitled to receive notice of and attend (in person or by proxy) and be heard at all general meetings of the shareholders of the Company (other than separate meetings of the holders of shares of any other class of shares of the Company or any series of shares of such other class of shares) and to vote at all such general meetings with each holder of Common Shares being entitled to one vote per Common Share held.

28.	Ownership and Voting Restrictions

28.1	Definitions

In this Article, unless the context otherwise requires:

“Applicable Regulations” means the Telecommunications Regulations, the Broadcasting Direction and the Radiocommunication Regulations, as amended from time to time;

“Canadian” has the meaning set forth in the Applicable Regulations;

“non-Canadian” means a person who is not a “Canadian” as defined in the Applicable Regulations;

“non-Canadian share constraint” has the meaning set forth in Article 28.4;

“Restricted Percentage” means the maximum percentage of the issued and outstanding voting shares of the Company that may be beneficially owned or controlled, otherwise than by way of security only, by non-Canadians without rendering any subsidiary of the Company ineligible to operate as a telecommunications common carrier pursuant to the Telecommunications Act, or to be granted a licence under the Broadcasting Act or the Radiocommunication Act;

“subsidiary” includes any partnership or joint venture which is controlled, directly or indirectly, by the Company; and

“voting share” has the meaning set forth in the Telecommunications Regulations.

28.2	Powers of the Board and the Company
(1)	The Company and its directors are authorized to exercise all of the powers provided for in the Applicable Regulations in order to secure the Company’s compliance with the non-Canadian share constraint and the Applicable Regulations.
(2)	For greater certainty, the power of the Company to issue any voting shares and to restrict the right of any holder of voting shares of the Company to transfer or vote such voting shares is as provided in the Applicable Regulations or in these Articles and the Company has the power to suspend voting rights, to refuse the transfer of shares, to redeem or purchase, or to sell or to require the sale of voting shares of the Company as provided in the Applicable Regulations or these Articles, for the purpose of ensuring that any subsidiary of the Company is not ineligible to operate as a telecommunications common carrier pursuant to the Telecommunications Act or, or to be granted a licence under the Broadcasting Act or the Radiocommunication Act.

28.3	No Deeming

For greater certainty, no person is presumed to be an associate of any other person for purposes of this Article 28 and the application of the Applicable Regulations solely by reason that one of them has given the other the power to vote or direct the voting of voting shares of a class or series of voting shares of the Company at a meeting of the holders of that class or series pursuant to a revocable proxy where the proxy is solicited solely

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by means of an information circular issued in a public solicitation of proxies that is made in respect of all voting shares of the Company of that class or series and in accordance with applicable law.

28.4	Non-Canadian Share Constraint

Non-Canadians shall not beneficially own or control, otherwise than by way of security only, in the aggregate more than the Restricted Percentage of the issued and outstanding voting shares of the Company (the “non-Canadian share constraint”).

28.5	Powers of Company and Directors
(1)	In the administration of this Article 28, the directors and the Company shall enjoy, in addition to the powers set forth in the Applicable Regulations, all of the powers necessary or desirable, in their or its opinion, to carry out the intent and purpose of Article 28.2(2), and more generally, the Applicable Regulations.
(2)	Notwithstanding the foregoing, the Company may, by directors’ determination, suspend all rights of a shareholder to vote that would otherwise be attached to any voting shares of the Company beneficially owned, or controlled, or considered by this Article 28 or the Applicable Regulations to be beneficially owned, or controlled, by non-Canadians, in the order as hereinafter provided, so that the proportion of the voting shares of the Company beneficially owned, or controlled, or considered by the Applicable Regulations to be beneficially owned, or controlled, by non-Canadians and with respect to which voting rights are not suspended, is reduced to not more than the Restricted Percentage of the total issued and outstanding voting shares of the Company. The voting rights referred to above shall be suspended in an order inverse to the date of registration or in such other manner as permitted, in accordance with the Telecommunications Regulations or pursuant to a directors’ determination as may be permitted.
(3)	The Company may establish rules to monitor the holding of voting shares of the Company, to effect a suspension of voting rights or to restrict or refuse the transfer or issuance of voting shares of the Company if the Company determines, or has reason to believe, that there is a possibility that the non-Canadian share constraint may be breached. The Company may also establish operating procedures and forms of declarations and related materials to be used with or by the transfer agent, depositories and other persons for the purpose of giving effect to the powers granted to the Company under the Applicable Regulations.

28.6	Company Declarations

In addition to declarations which may be requested by the Company pursuant to the Applicable Regulations, the Company may request that a person who:

(1)	is or proposes to be a registered holder of voting shares of the Company;
(2)	holds or proposes to hold or is believed by the Company to hold voting shares of the Company on behalf of another person, other than as a registered holder;
(3)	subscribes for voting shares of the Company;
(4)	requests registration of a transfer of voting shares of the Company;
(5)	requests a change in registration of voting shares of the Company; or
(6)	elects to convert or exchange any securities into or for voting shares of the Company;

shall file a declaration with the Company or its transfer agent within the time limit prescribed in the request. The person to whom a request is made pursuant to this Article 28.6 shall submit the declaration in a form authorized by the Company, and shall contain the information requested by the Company to enable the Company to determine whether the non-Canadian share constraint is being or may be contravened.

28.7	Effect of Contravention

Notwithstanding any other provision of this Article 28 or the rules or operating procedures established pursuant to Article 28.5(3), a contravention of the non-Canadian share constraint shall have no consequences except those that are expressly provided for in this Article 28 or the Applicable Regulations. For greater certainty but without limiting the generality of the foregoing:

(1)	no transfer, issue or ownership of, and no title to, voting shares of the Company;
(2)	no resolution of shareholders (except to the extent that the result thereof is affected as a result of a determination pursuant to the Applicable Regulations to suspend the voting rights of any voting shareholders); and
(3)	no act of the Company, including any transfer of property to or by the Company;

shall be invalid or otherwise affected by any contravention of the non-Canadian share constraint or the failure to make the

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adjustment in voting as may be required or permitted pursuant to the Applicable Regulations.

28.8	Reliance by Directors

In administering the provisions of this Article 28 and the Applicable Regulations, including, without limitation, in making any directors’ determination, the Company and any of its directors, officers, employees and agents may rely on the Company’s central securities register, its books or records, or the books or records of its transfer agent or registrar, declarations or reports received from shareholders, beneficial owners, depositories and intermediaries and the persons referred to in Article 28.6, their knowledge or any information relating to the Company’s status under the Applicable Regulations.

28.9	Resolution

Any directors’ determination required or contemplated by this Article 28 or the Applicable Regulations shall be expressed and conclusively evidenced by a resolution duly adopted by the directors.

28.10	No Liability

In administering the provisions of this Article 28 and the Applicable Regulations, including, without limitation, in making any directors’ determination, the directors, officers, employees and agents of the Company shall act honestly and in good faith. Provided that they so act and have relied on information referred to in Article 28.8, they shall not be liable to the Company and neither they nor the Company shall be liable to any holder or beneficial owner of voting securities or any other person for, nor with respect to any matter arising from or related to, any act or omission to act in relation to this Article 28 or the Applicable Regulations.

28.11	Termination of Application of Article 28

The provisions of this Article 28 shall cease to be binding on the Company and its shareholders upon the repeal of the Telecommunications Regulations, the Radiocommunication Regulations and the Broadcasting Direction, and shall cease to be applicable and binding to the extent permitted by all of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act, from time to time.

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Appendix C: Terms of reference for the Board of Directors

1.	Introduction

The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs. The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management. The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees.

2.	No delegation
2.1	The Board may not delegate the following matters to any committee:
a)	any submission to the shareholders of a question or matter requiring the approval of the shareholders;
b)	the filling of a vacancy on the Board or any Board committee;
c)	the allotment and issuance of securities;
d)	the declaration and payment of dividends;
e)	the purchase, redemption or any other form of acquisition of shares issued by the Company;
f)	the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;
g)	the approval of management proxy circulars;
h)	the approval of any takeover bid circular or directors’ circular;
i)	the approval of the financial statements and management’s discussion and analysis of the Company;
j)	the appointment or removal of the CEO;
k)	the power of the directors set forth in the Company’s charter documents with respect to ownership and voting restrictions;
l)	the establishment of any Board committee and its mandate;
m)	the adoption, amendment or repeal of the charter documents of the Company; and
n)	any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole.

3.	Board of directors
3.1	Composition
a)	The number of directors to be elected at a meeting of the shareholders will be a minimum of 10 and a maximum of 16 directors, including the Chair, a majority of whom are Independent Directors.
b)	Subject to election by the shareholders and the requirements of the applicable laws, the Company’s charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board. Upon ceasing to be CEO, he or she will be expected to volunteer to resign from the Board and, in any event, will not be eligible for re-election to the Board upon ceasing to be CEO.
c)	The CEO will be the only management director on the Board, provided, however, that the directors may fill a casual vacancy on the Board with another member of management, to hold such position until the next annual general meeting of the Company.
d)	The Chair of the Board must be an Independent Director.

3.2	Meetings
a)	The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of six times a year. Some of the Board’s meetings should be held in locations other than Vancouver.
b)	The Chair and CEO, with the assistance of the Corporate Secretary, will be responsible for the agenda for each Board meeting.
c)	The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board.
d)	The Board should have an in-camera session without management present, including any management directors, as a regular feature of each regularly scheduled Board meeting.
e)	Once a year at a regularly scheduled Board meeting, the Board should hold an in-camera session without non-Independent Directors in attendance.
f)	The quorum necessary for the transaction of business of the directors will be a majority of the directors.
g)	To the extent possible, Board materials will be made available in electronic format.

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3.3	Election or Appointment of Directors

The Board, following recommendation by the Corporate Governance Committee, will:

a)	approve the management slate of nominees proposed for election at annual general meetings of the Company;
b)	approve candidates to fill any casual vacancy occurring on the Board; and
c)	fix the number of directors as permitted by the Company’s charter documents.

3.4	Compensation and Share Ownership Requirement

Appendix I – Director Compensation and Share Ownership Criteria lists the current levels of directors’ compensation and the shareholdings required of directors of the Company.

3.5	Committees of the Board

The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference:

a)	Audit Committee – Appendix E;
b)	Corporate Governance Committee – Appendix F;
c)	Human Resources and Compensation Committee – Appendix G; and
d)	Pension Committee – Appendix H.

The Board may establish a new standing or ad hoc committee, after considering the recommendation of the Corporate Governance Committee. Not less than a majority of the members of any new standing or ad hoc committee will be Independent Directors.

Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix D – Terms of Reference for Committees of the Board of Directors.

4.	Selection of management
4.1.	In accordance with the Company’s charter documents, the Board will appoint and replace the CEO of the Company and, after considering the recommendation of the Human Resources and Compensation Committee, approve the CEO’s compensation.
4.2	Upon considering the advice of the CEO and the recommendation of the Human Resources and Compensation Committee, the Board will approve the appointment of all members of the Executive Leadership Team.
4.3	The Board is responsible for satisfying itself as to the integrity of the CEO and other senior management of the Company.
4.4	The Board is responsible for overseeing succession planning.

5.	Strategy determination

The Board will:

5.1	annually consider and approve the Company’s objectives and goals, its strategic plan to achieve those objectives and goals and approve any material changes thereto;
5.2	monitor and assess the resources required to implement the Company’s strategic plan;
5.3	monitor and assess developments which may affect the Company’s strategic plan;
5.4	evaluate and, as required, enhance the effectiveness of the strategic planning process; and
5.5	monitor and, as required, enhance the execution of the strategic plan by management and monitor corporate performance against the Company’s objectives and goals.

6.	Material transactions

Subject to delegation by the Board to management and to committees of the Board, the Board will review and approve all material transactions and investments.

7.	Public reporting

The Board is responsible for:

7.1	ensuring that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
7.2	ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;
7.3	ensuring that appropriate policies and procedures are in place to ensure the timely disclosure of any other developments that have a significant and material impact on the Company;
7.4	reporting annually to shareholders on its stewardship for the preceding year;
7.5	reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve them; and
7.6	providing for measures that promote engagement with, and feedback from shareholders.

120 ■	TELUS 2013 information circular

APPENDICES

8.	Risk oversight and management
8.1	The Board is responsible for ensuring the timely identification of material risks to the Company’s business and the implementation of appropriate systems and processes to identify, monitor and manage material risks. In discharging this duty, the Board will review and assess annually:
a)	the Company’s risk management program, including risk tolerance and integrated enterprise risk assessment;
b)	the quality and adequacy of risk-related information provided to the Board by management, to ensure that the Board (directly or through its committees) is made aware of the Company’s material risks on a timely basis, and has sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them; and
c)	the respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks, to ensure that the risk oversight function is coordinated and appropriately covered through these bodies, and to ensure a shared understanding as to accountabilities and roles.
8.2	In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those risks that are specifically allocated to the Board for review.
8.3	The Board is also responsible for ensuring the integrity of the Company’s internal control, disclosure control and management information systems.

9.	Procedures and policies

The Board will monitor compliance with all significant policies and procedures by which the Company is operated.

10.	Legal requirements
10.1	The Board will monitor and ensure compliance with all applicable laws and regulations.
10.2	The Board will strive to ensure that all corporate documents and records have been properly prepared, approved and maintained.

11.	Evaluation

The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees and the Chair. See Appendix L—Board and Director Evaluation Process.

References to appendices in Appendix C to this information circular relate to the TELUS Board Policy Manual, which can be viewed in its entirety on telus.com/governance.

TELUS 2013 information circular	■ 121

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■	Annual meeting shareholder documents and proxy materials	telus.com/agm
■	TELUS annual report	telus.com/annualreport
■	Dividend Reinvestment and Share Purchase Plan details	telus.com/drisp
■	Sign up for e-delivery of shareholder documents	telus.com/electronicdelivery
■	Latest quarterly financial documents	telus.com/quarterly
■	Contact the Board directly on shareholder matters	board@telus.com

TELUS Corporation 555 Robson Street, Vancouver, British Columbia, Canada V6B 3K9 phone (604) 697-8044 fax (604) 432-9681 telus.com Printed in Canada Please recycle